    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1999
                                                         REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                WATERLINK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             3590                           34-1788678
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                      4100 HOLIDAY STREET N.W., SUITE 201
                               CANTON, OHIO 44718
                                 (330)649-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL
                               EXECUTIVE OFFICES)
                            ------------------------

              T. SCOTT KING, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                WATERLINK, INC.
                      4100 HOLIDAY STREET N.W., SUITE 201
                               CANTON, OHIO 44718
                                 (330)649-4000
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:
                             DOUGLAS E. HAAS, ESQ.
                   BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP
                                 2300 BP TOWER
                               200 PUBLIC SQUARE
                             CLEVELAND, OHIO 44114
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
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                                                                      PROPOSED             PROPOSED
                                                  AMOUNT              MAXIMUM              MAXIMUM
          TITLE OF EACH CLASS OF                  TO BE            OFFERING PRICE         AGGREGATE            AMOUNT OF
       SECURITIES TO BE REGISTERED              REGISTERED          PER UNIT(1)       OFFERING PRICE(1)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share...      6,300,000            $2.8125(2)         $17,718,750(2)         $4,925.82
------------------------------------------------------------------------------------------------------------------------------
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(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended.

(2) Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(c) based upon the average of the high and low sale price of the common stock of the Registrant on the New York Stock Exchange of $2.8125 on August 5, 1999.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 11, 1999

PROSPECTUS

                                6,300,000 SHARES

                                WATERLINK, INC.

                                  COMMON STOCK

     This prospectus relates to an aggregate of 6,300,000 shares of Waterlink common stock that we are selling to the State of Wisconsin Investment Board, T.
Rowe Price Associates, Inc.,               ,                and
pursuant to securities purchase agreements. As provided in each of the securities purchase agreements, the purchase price per share of our common stock
is $          , which is the average of the closing sales price of our common stock on the New York Stock Exchange for the ten trading day period from
             , 1999 to              , 1999. Waterlink will receive $          in
net proceeds from this offering.

     Our common stock is traded on the New York Stock Exchange under the symbol
"WLK." On              , 1999, the last reported sales price of our common stock
on the NYSE was $     per share.

     INVESTING IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. RISK FACTORS BEGIN ON PAGE 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                           , 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Special Note Regarding Forward-Looking Statements...........    9
Use of Proceeds.............................................   10
Dividend Policy.............................................   10
Price Range of Common Stock.................................   11
Capitalization..............................................   12
Dilution....................................................   13
Selected Historical Consolidated Financial Data.............   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Our Business................................................   32
Management..................................................   40
Common Stock Ownership......................................   51
Description of Capital Stock................................   54
Plan of Distribution........................................   61
Legal Matters...............................................   61
Experts.....................................................   62
Available Information.......................................   62
Index to Financial Statements...............................  F-1

                             ABOUT THIS PROSPECTUS

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     This preliminary prospectus is subject to completion prior to this offering.

                               PROSPECTUS SUMMARY

     This is only a summary and it does not contain all the information that may be important to you. You should read the following summary together with the more detailed information about Waterlink and the common stock being sold in this offering and our historical financial statements including the notes to those statements which appear elsewhere in this prospectus. When we refer to a fiscal year, we mean the fiscal year ended September 30 of that year. When we refer to fiscal 1995, we mean the period from December 7, 1994 (our date of incorporation) to September 30, 1995.

                                  OUR COMPANY

     Waterlink, Inc. is an international provider of integrated water purification and wastewater treatment solutions, treating process water and wastewater for our industrial customers, and drinking water and wastewater for our municipal customers. Waterlink designs, assembles and sells water and wastewater treatment products and provides related services to companies and municipalities to treat their water and wastewater. Our principal executive offices are located at 4100 Holiday Street N.W., Suite 201, Canton, Ohio 44718 and our telephone number is (330) 649-4000.

                                  RISK FACTORS

     See the section of this prospectus entitled "Risk Factors", starting on page 5, for a discussion of factors that you should consider before investing in the common stock offered in this prospectus.

                                  THE OFFERING

Common stock offered by Waterlink:       6,300,000 shares

Common stock outstanding after the
  offering:                              18,935,861 shares(1)

Use of Proceeds:                         We intend to use net proceeds of
                                         approximately $18.2 million from this
                                         offering to repay a portion of the
                                         outstanding debt under our bank credit
                                         agreement and for general corporate
                                         purposes. See "Use of Proceeds."

NYSE Symbol:                             WLK
-------------------------

(1) Based on 12,635,861 shares outstanding as of July 31, 1999. Does not include:

     - 2,178,816 shares subject to outstanding options granted by Waterlink

     - 127,500 shares issuable upon exercise of warrants issued in connection with a note purchase agreement. See "Description of Capital Stock -- 1997 Warrants."

     - 225,000 shares issuable upon exercise of warrants issued to Bank of America Illinois. See "Description of Capital Stock -- Bank Warrants."

     - 283,637 shares issuable upon exercise of warrants issued to one of our significant stockholders and our three executive officers who are assisting in the process of improving our capital structure by guaranteeing our repayment of part of our bank debt. See "Description of Capital Stock -- Guarantor Warrants."

                        SUMMARY SELECTED FINANCIAL DATA

     The following table sets forth summary selected financial data of Waterlink since its incorporation on December 7, 1994. The financial data presented for the four fiscal years ended September 30, 1998 have been derived from Waterlink's audited financial statements. The financial data presented for the nine months ended June 30, 1998 and 1999 are derived from unaudited financial statements which in our opinion include all adjustments, which were of a normal recurring nature, necessary for a fair presentation of that information. The financial data includes the operating results of each acquired business from the date of acquisition in accordance with the purchase method of accounting. Our results for the nine months ended June 30, 1999 are not necessarily indicative of our future results.

     You should read the summary selected financial data in conjunction with, and they are qualified by, our historical consolidated financial statements and the related notes, "Selected Historical Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                     NINE MONTHS ENDED
                                                                          JUNE 30,
                             FISCAL   FISCAL    FISCAL     FISCAL    ------------------
                              1995     1996      1997       1998      1998       1999
                             ------   -------   -------   --------   -------   --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net sales..................  $2,684   $19,801   $64,699   $135,167   $94,267   $128,858
Gross profit...............     827     8,568    24,309     49,635    35,670     40,151(1)
Selling, general and
  administrative
  expenses.................   1,178     7,029    18,683     38,639    27,458     32,829(2)
Special charges(3).........      --        --     2,630     21,636     1,494      2,787
Amortization expense.......      15       307       751      1,871     1,412      1,569
Operating income (loss)....    (366)    1,232     2,245    (12,511)    5,306      2,966
Income (loss) before
  extraordinary item.......    (512)      306       757    (17,504)    2,064     (3,158)
Net income (loss)..........    (512)      306       372(4)  (17,504)   2,064     (3,158)
Earnings (loss) per common
  share:
  Basic:
     Income (loss) before
       extraordinary
       item................  $(0.42)  $  0.21   $  0.15   $  (1.46)  $  0.17   $  (0.25)
     Net income (loss).....   (0.42)     0.21      0.07      (1.46)     0.17      (0.25)
  Assuming dilution:
     Income (loss) before
       extraordinary
       item................   (0.42)     0.06      0.10      (1.46)     0.16      (0.25)
     Net income (loss).....   (0.42)     0.06      0.05      (1.46)     0.16      (0.25)
Weighted average common
  shares outstanding:
  Basic....................   1,225     1,469     4,924     12,007    11,964     12,529
  Assuming dilution........   1,225     4,954     7,804     12,007    12,641     12,529

                                          SEPTEMBER 30,                     JUNE 30,
                             ---------------------------------------   -------------------
                              1995      1996       1997       1998       1998       1999
                             -------   -------   --------   --------   --------   --------
BALANCE SHEET DATA:
Working capital............  $ 2,064   $ 3,438   $ 19,430   $ 30,737   $ 42,579   $ 30,927
Total assets...............   10,819    28,991    115,860    183,561    204,096    180,187
Total debt.................    6,039    12,145     18,961     87,318     87,990     87,138
Redeemable preferred
  stock....................    3,900     8,500         --         --         --         --
Shareholders' equity
  (deficit)................      (11)    2,407     70,873     54,878     71,823     47,649

-------------------------

(1) In connection with our 1999 Strategic Operating Plan, Waterlink decided to discontinue the manufacturing processes for our Great Lakes subsidiary product line in favor of utilizing subcontractors. As a result of this decision, during the nine months ended June 30, 1999, Waterlink recognized $2,137,000 of costs, or $0.14 per share, assuming dilution, comprised of $1,191,000 of cost overruns that took place on a contractual obligation and $946,000 of inventory write downs and other costs, which reduced gross profit.

(2) For the nine months ended June 30, 1999, selling, general and administrative expenses included $255,000, or $0.02 per share, assuming dilution, relating to the write off of costs associated with acquisition activity that ceased during the quarter ended June 30, 1999.

(3) Waterlink incurred special charges as follows:

     - During the fiscal year ended September 30, 1997 Waterlink incurred a special charge to operations of $2,630,000, or $0.21 per share, assuming dilution, resulting primarily from the issuance, concurrent with our initial public offering, of a ten year option to purchase 100,000 shares of common stock at a price of $0.10 per share to an officer of Waterlink pursuant to terms of an employment agreement. Of this amount, approximately $1,138,000 was non-cash and the remainder represented cash obligations related principally to the reimbursement of income taxes resulting from the stock option issuance.

     - During the fiscal year ended September 30, 1998, Waterlink incurred special charges of $21,636,000, or $1.70 per share, assuming dilution. These special charges are comprised of the following three components:

        - Waterlink recorded a charge of $2,858,000, or $0.23 per share, assuming dilution, primarily related to termination benefits and costs associated with the exiting of certain facilities to implement our 1999 plan.

        - As a result of our decision to exit the Bioclear business, during the fourth quarter of fiscal 1998, Waterlink recorded a non-cash charge of $17,284,000, or $1.40 per share, assuming dilution, consisting of $15,967,000 related to the impairment of goodwill associated with the June 1997 acquisition of Bioclear Technology, Inc. and $1,317,000 to write off the cumulative translation adjustment component of Bioclear's equity.

        - Waterlink incurred special charges of $1,494,000, or $0.07 per share, assuming dilution, primarily attributable to contractual obligations to our former chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to Waterlink.

     - During the nine months ended June 30, 1998, Waterlink incurred special charges of $1,494,000, or $0.07 per share, assuming dilution, primarily attributable to contractual obligations to our former chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to Waterlink.

     - During the nine months ended June 30, 1999, Waterlink incurred special charges of $2,787,000, or $0.20 per share, assuming dilution, for the following:

        - Continuing costs of $1,487,000, or $0.11 per share, assuming dilution, associated with implementing our 1999 plan, primarily related to termination benefits and facility consolidation costs.

        - In conjunction with our 1999 plan, we determined that we would exit the acquired Bioclear business. During the fourth quarter of fiscal 1998, the assets of Bioclear, primarily related to Bioclear's manufacturing facility located in Winnipeg, Canada, were reduced to their estimated net realizable value. Based on the status of the sales process and Waterlink's June 1999 decision regarding how to best dispose of the facility, we further reduced the estimated net realizable value of these remaining assets by $1,300,000, or $0.09 per share, assuming dilution.

(4) Net income for fiscal 1997 reflects an extraordinary item. Waterlink used a portion of the proceeds from our initial public offering to repay substantially all of outstanding indebtedness. In addition, concurrent with the initial public offering Waterlink canceled a note purchase agreement. In connection with the early retirement of certain indebtedness and the cancellation of the note purchase agreement, Waterlink realized an extraordinary charge of $385,000, net of taxes of $257,000, or $0.05 per share, assuming dilution, related to the write off of unamortized debt issuance costs and discounts associated with this indebtedness.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware of the various risk factors described below. You should carefully consider these factors, together with all the other information included in this prospectus, before you decide whether to purchase our common stock.

OUR QUARTERLY RESULTS OF OPERATIONS COULD FLUCTUATE SIGNIFICANTLY WHICH COULD RESULT IN DEFAULTS UNDER OUR BANK CREDIT AGREEMENT AND IN VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK

     We need to finalize complicated contracts and orders with our customers before we produce our revenues. Often, the timing of those contracts and orders is also subject to our customers receiving financing, various permits and other aspects outside our control. A delay in finalizing any of these contracts could have a significant negative impact on our operating results in any fiscal quarter. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not necessarily be relied upon as indicators of our future performance. Since some of our financial covenants in our bank credit agreement are based on quarterly results, these fluctuations could result in our needing to negotiate amended terms or being in default of our bank credit agreement. Also, these fluctuations in our quarterly results could lead to our failure to meet expectations of securities analysts and investors and could seriously harm the market price of our common stock. Quarterly operating results have varied significantly in the past and will likely vary significantly in the future.

OUR SUBSTANTIAL AMOUNT OF DEBT COULD LIMIT OUR GROWTH AND IMPOSES RESTRICTIONS ON OUR BUSINESS

     We have incurred substantial indebtedness. Our level of debt and our recent operating performance, including the impact of special charges to our income, limit our ability to:

     - obtain additional financing to fund our strategy, capital expenditures and other general corporate purposes;

     - use operating cash flow in other areas of our business since we must dedicate a substantial portion of these funds to pay interest and retire debt; and

     - react to changing market conditions and economic downturns.

     Before giving effect to this offering, we had $87.1 million of indebtedness as of June 30, 1999, and on an adjusted basis after giving effect to the use of net proceeds in this offering, we would have had $73.1 million of indebtedness.

     Our debt agreements contain numerous financial and operating covenants that limit our discretion which respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to:

     - incur additional indebtedness, both under the bank credit agreement and other debt agreements;

     - merge or consolidate with other entities;

     - make acquisitions;

     - repay our obligations; and

     - pay dividends and other distributions.

WE HAVE A LIMITED COMBINED OPERATING HISTORY AND ARE STILL IN THE PROCESS OF INTEGRATING THOSE ACQUISITIONS THAT WE HAVE COMPLETED

     We were formed in December, 1994 and have grown principally through the acquisition of existing businesses. Our success depends, in part, on our ability to integrate the operations of our various businesses, including centralizing some functions to achieve cost savings and developing programs and processes that will promote cooperation in the sharing of opportunities and resources among our businesses. Our 1999 plan and our restructured organization are intended to continue to promote our ongoing integration process. Our management group has been assembled for only a relatively short time with several key people joining us within the last two fiscal years.

THE DEMAND FOR OUR PRODUCTS IS CYCLICAL

     Much of our water purification and wastewater equipment requires significant capital expenditures by our customers. As such, the timing of customer purchases from us is affected by various economic factors, including interest rate and business cycle fluctuations, the timing and process of government funding and the setting of rates by regulators, all of which are beyond our control. The cyclical nature of capital equipment sales could have an adverse affect on our revenues and profitability in general and on our revenues and profitability in any particular quarterly financial reporting period.

OUR INDUSTRY IS HIGHLY COMPETITIVE

     Our industry, the water purification and wastewater treatment industry, is fragmented and highly competitive due to the large number of businesses within certain product areas. We compete with many companies, several of which have greater market penetration, depth of product line, resources and access to capital, which could be competitive advantages in securing projects. While we believe we are well positioned to deliver technology and services at a fair price, some of our competitors have developed product and service integration capabilities beyond our current scope.

WE ARE DEPENDENT ON KEY PERSONNEL

     Our business depends on our ability to hire and retain our executive officers and senior management. Our business could be adversely affected if for any reason any of our executive officers or senior managers cease to be employed by us. In addition, we will be dependent on the senior managers of any significant businesses we may acquire in the future and on our ability to attract and retain qualified managers to support our internal expansion.

WE MAY LOSE OUR NEW YORK STOCK EXCHANGE LISTING

     We have a market capitalization of $          , based on a stock price of
$          and                outstanding shares of common stock
on              , 1999 and stockholders' equity of $          on June 30, 1999.
Currently, we fall below the New York Stock Exchange listing requirement for market capitalization and stockholders' equity. We believe that we will satisfy the continued listing requirements of the New York Stock Exchange following successful completion of this offering. If our shares were not listed on the New York Stock Exchange, then we would attempt to have the shares listed on another stock market. We currently do not satisfy the original listing requirements for trading on the NASDAQ National Market System.

THE MEMBERS OF OUR BOARD OF DIRECTORS AND MANAGEMENT WILL OWN APPROXIMATELY 18.9% OF OUR COMMON STOCK AND CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS. ALSO, SEVERAL INSTITUTIONAL INVESTORS WILL OWN SUBSTANTIAL PERCENTAGES OF OUR COMMON STOCK

     After the closing of the offering our directors and management will own or control, in the aggregate, approximately 18.9% of our common stock. In addition, two institutional investors, the State of Wisconsin Investment Board and T. Rowe
Price Associates, Inc. will own or control approximately [     ]% and 9.9%,
respectively, of our common stock. Accordingly, these individuals and institutional investors, if acting together or even alone, can exercise significant influence over our affairs including the election of our directors, appointment of our management and approval of actions requiring the approval of our stockholders, which may include the adoption of amendments to our certificate of incorporation, the approval of mergers or sales of all or substantially all our assets, and similar items. The concentration of voting power of these stockholders, if they act together, could, under certain circumstances, have the effect of delaying or preventing a change in control of Waterlink. See "Common Stock Ownership."

OUR FOREIGN OPERATIONS ARE SUBJECT TO POLITICAL AND ECONOMIC RISKS AND WE MAY BE ADVERSELY AFFECTED BY FOREIGN CURRENCY FLUCTUATION

     We sell a substantial proportion of our systems, equipment and services in Western Europe, Latin America and other regions outside the United States. Also, a number of our divisions operate outside of the United States. Our net sales outside the United States were approximately 48.4% of our net sales for the nine months ended June 30, 1999. Political, economic, regulatory and social conditions in foreign countries in which we operate may change. Risks associated with sales and operations in foreign countries include risks of:

     - war

     - expropriation or nationalization of assets

     - renegotiation or nullification of existing contracts

     - changing political conditions

     - changing laws and policies affecting trade, taxation and investment

     - overlap of different tax structures

     - the general hazards associated with the assertion of sovereignty over certain areas in which operations are conducted

     Because our reporting currency is the United States dollar, our operations outside the United States sometimes face the additional risks of fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. We are subject to the impact of foreign currency fluctuations and exchange rate charges on our reporting for results from those operations in our financial statements.

WE MAY BE SUBJECT TO LIABILITY UNDER ENVIRONMENTAL LAWS

     In the United States, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and comparable state laws, impose liability without fault for the releases of hazardous substances into the environment. Potentially responsible parties include (a) owners and operators of a site, (b) parties which create the hazardous substances released at a site, and (c) parties which arrange for the transportation or disposal of hazardous substances. We could face claims by governmental authorities, private individuals and other persons alleging that hazardous substances were released during the treatment process or from the use or disposal of end products and by-products of the treatment process in violation of law. We are also subject to environmental laws in countries outside the United States where we operate or in which our customers are located. These requirements and their enforcement may vary by country but in general prescribe standards for the protection of human health, safety and the environment.

CHANGES IN ENVIRONMENTAL LAWS COULD AFFECT OUR BUSINESS

     Federal, state, local and foreign environmental laws and regulations impose substantial standards for properly purifying water and treating wastewater, and impose liabilities for noncompliance. Environmental laws and regulations are, and will continue to be, a significant factor affecting our ability to sell our solutions, systems and equipment. To the extent that demand for our solutions, systems and equipment is created by the need to comply with environmental laws and regulations, any modification of the standards imposed by these laws and environmental laws and regulations may reduce demand for our products and services, thereby adversely affecting our business and prospects.

OUR LONG-TERM GROWTH STRATEGY IS DEPENDENT ON COMPLETING ACQUISITIONS

     While net proceeds from this offering are not expected to be utilized for acquisition activity, over the long-term, we intend to significantly grow by acquiring other businesses. Our current capital structure does not support an acquisition program. We intend to use a combination of our common stock, cash and debt obligations to make these future acquisitions. The extent to which we are able to use our common stock for this purpose will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment. To the extent we are unable to use our common stock to make acquisitions, our ability to grow may be limited to funds from internally generated cash flow over and above our other cash needs and our ability to incur additional indebtedness. Our current capital structure may make it more difficult for us to borrow money to use for acquisitions.

     An acquisition strategy such as ours involves risks inherent in assessing the values, strengths, weaknesses and profitability of acquisition candidates. Historically, we have been successful in identifying potential acquisition candidates. As consolidation continues in the industry, the prices for attractive acquisition candidates may be higher than we have paid and may make an acquisition strategy for growth less viable.

INVESTORS WILL EXPERIENCE IMMEDIATE DILUTION

     The offering price per share will exceed the net tangible book value per share of our common stock. Accordingly, investors purchasing shares in this offering will incur immediate and substantial dilution of approximately $3.68 in the book value per share of the common stock from an assumed $3.00 price per share paid for the common stock. See "Dilution."

OUR BUSINESS IS SUBJECT TO POTENTIAL WARRANTY AND PERFORMANCE GUARANTEE CLAIMS

     Some of our customers require us to guarantee that our services and products will be of a specified level of quality or performance. If a product or service fails to attain that level of quality or performance, we could incur significant financial penalties.

WE FACE MANY UNKNOWN RISKS ASSOCIATED WITH YEAR 2000 PROBLEMS

     Many currently installed computer systems and software products are dependant upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish dates after the beginning of year 2000 from those before. While we believe that we have a program established to resolve the year 2000 issue in a timely manner in our computer systems, we may not have resolved all issues. Also, we depend on third parties, including suppliers, subcontractors and customers, for the operation of our day-to-day business. If they fail to correct their year 2000 problems, failures or interruptions to our business may occur, resulting in significant financial and other problems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROVISIONS OF OUR CORPORATE DOCUMENTS COULD DELAY OR PREVENT A CHANGE IN CONTROL OF WATERLINK

     Our certificate of incorporation and bylaws contain certain provisions which may have anti-takeover effects and may discourage, delay, or prevent a takeover attempt that a stockholder might consider in his best interest. These documents allow our board of directors to authorize the issuance of preferred stock, which could adversely affect the voting and other rights of the holders of our common stock, provide that our directors are classified into three classes with staggered terms, and contain a "fair price provision" which imposes restrictions in the event of certain business combinations. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. Except for statements of historical facts, all statements may be forward-looking statements that involve risks and uncertainties. These statements are only predictions. Actual events or results may differ materially from forward-looking results for a number of reasons, including:

     - changes in world economic conditions, including:

        - instability of governments and legal systems in countries in which Waterlink conducts business

        - significant changes in currency valuations

        - recessionary environments

        - year 2000 compliance issues relating to Waterlink's programs and external parties, including suppliers and customers

        - the effects of military conflicts

     - changes in customer demand and timing of orders as they affect sales and product mix, including:

        - the effect of delays in government approvals and funding

        - the effect of strikes at customer's facilities

        - variations in backlog

        - the impact of changes in industry business cycles

     - competitive factors, including:

        - changes in market penetration

        - introduction of new products, services or financing alternatives by existing and new competitors

     - changes in operating costs, including:

        - changes in Waterlink's and its subcontractors' manufacturing processes

        - changes in costs associated with varying levels of operations

        - changes resulting from different levels of customers demands

        - effects of unplanned work stoppages

        - changes in cost of labor and benefits

        - the cost and availability of raw materials and energy

     - the success of Waterlink's strategic plan

     - the ability to raise sufficient additional capital

     - the ability to amend Waterlink's bank credit agreement

     - unanticipated litigation, claims or assessments

                                USE OF PROCEEDS

     The shares are being sold by Waterlink for an assumed aggregate net price of $18.2 million. We are using the net proceeds of this sale to repay $14.0 million of outstanding debt under our bank credit agreement and the remainder of the net proceeds will be used for general corporate purposes. The amounts outstanding under our bank credit agreement currently bears interest at 7.93% per year. All amounts outstanding under our bank credit agreement mature on May 19, 2003.

                                DIVIDEND POLICY

     We have not paid or declared any dividends on our common stock since our inception. We anticipate that, following the completion of the offering, earnings will be retained to support the growth of our business and will not be distributed to stockholders as dividends. The declaration and payment of any future dividends and the amount of any dividend will be determined by our board of directors and will depend upon our results of operations, financial condition, cash requirements, future prospects, limitations imposed by bank credit and debt agreements and other factors deemed relevant by our board of directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pursuant to our bank credit agreement, we may not declare or make, or agree to declare or make, directly or indirectly, any dividends, except that we may declare and pay dividends with respect to our capital stock payable solely in additional shares of our common stock or options, warrants or other rights to purchase our common stock.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been listed on the New York Stock Exchange under the symbol "WLK" since our initial public offering on June 24, 1997. The following table sets forth the high and low composite sales prices as reported on the NYSE for the fiscal quarters indicated:

                                                         HIGH        LOW
                                                         ----        ---
Fiscal year ended September 30, 1997
  Third quarter (from June 24, 1997)...................  $13         $11
  Fourth quarter.......................................   20 3/16     13
Fiscal year ended September 30, 1998
  First quarter........................................   19 3/4      16 5/16
  Second quarter.......................................   17 11/16    12 11/16
  Third quarter........................................   14 5/8       8 5/8
  Fourth quarter.......................................    8 5/8       2 7/16
Fiscal year ended September 30, 1999
  First quarter........................................    5 1/4       2 1/2
  Second quarter.......................................    5 5/16      3 1/2
  Third quarter........................................    4 3/4       2 13/16
  Fourth quarter (through August   , 1999).............

     The number of holders of record of our common stock as of July 31, 1999 was
approximately 225. On August   , 1999, the last reported sales price of our
common stock was $     per share.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of June 30, 1999. Our capitalization is presented on an actual basis and on an as adjusted basis. The as adjusted presentation gives effect to:

     - our sale of 6,300,000 shares of common stock in the offering at a sale price of $3.00 per share after deducting estimated offering expenses; and

     - the anticipated application of the net proceeds from the offering to repay $14.0 million of our outstanding long-term debt and to retain $4.2 million for general corporate purposes.

                                                                JUNE 30, 1999
                                                          -------------------------
                                                          HISTORICAL    AS ADJUSTED
                                                          ----------    -----------
                                                           (DOLLARS IN THOUSANDS)
Cash and cash equivalents...............................   $  1,611      $  5,811
                                                           ========      ========
Total debt:
  Current maturities of long-term debt..................   $  8,444      $  8,444
  Long-term debt, less current portion..................     75,444        61,444
  Convertible subordinated notes-related parties........      3,250         3,250
                                                           --------      --------
     Total debt.........................................     87,138        73,138
Stockholders' Equity:
  Preferred stock, $.001 par value, 10,000,000 shares
     authorized, no shares issued and outstanding.......         --            --
  Common stock, $.001 par value, 40,000,000 shares
     authorized, 12,635,861 shares issued and
     outstanding; as adjusted, 18,935,861 shares issued
     and outstanding(1).................................         13            19
  Additional paid-in capital............................     72,966        91,160
  Accumulated other comprehensive loss..................     (4,834)       (4,834)
  Accumulated deficit...................................    (20,496)      (20,496)
                                                           --------      --------
     Total stockholders' equity.........................     47,649        65,849
                                                           --------      --------
       Total capitalization.............................   $134,787      $138,987
                                                           ========      ========

-------------------------

(1) Does not include:

     - 2,178,816 shares subject to outstanding options granted by Waterlink

     - 127,500 shares issuable upon exercise of warrants issued in connection with a note purchase agreement. See "Description of Capital Stock -- 1997 Warrants."

     - 225,000 shares issuable upon exercise of warrants issued to Bank of America Illinois. See "Description of Capital Stock -- Bank Warrants."

     - 283,637 shares issuable upon exercise of warrants issued to one of our significant stockholders and our three executive officers who are assisting in the process of improving our capital structure by guaranteeing our repayment of part of our bank debt. See "Description of Capital Stock -- Guarantor Warrants."

                                    DILUTION

     Our deficit in consolidated net tangible book value as of June 30, 1999 was $31.1 million or $2.46 per share of our common stock. After giving effect to the sale of the shares of our common stock in this offering (at an assumed offering price of $3.00 per share) and after deducting anticipated offering expenses, our adjusted deficit in consolidated net tangible book value as of June 30, 1999 would have been $12.9 million or $0.68 per share, representing an immediate $3.68 per share dilution to new investors purchasing shares at the offering price. The following table illustrates such per share dilution.

Offering price per share............................................    $ 3.00
  Deficit in consolidated net tangible book value per share
     as of June 30, 1999....................................  $(2.46)
  Increase per share attributable to new investors..........    1.78
                                                              ------
Adjusted deficit in consolidated net tangible book value per share
  after the offering................................................      (.68)
                                                                        ------
Dilution per share to new investors.................................    $ 3.68
                                                                        ======

     The following table sets forth, on an adjusted basis as of June 30, 1999, the number of shares of common stock purchased from Waterlink, the total consideration paid and the average price per share paid by existing stockholders and by new investors (after the sale by Waterlink of 6,300,000 shares in the offering at an assumed offering price of $3.00 per share), before deduction of offering expenses:

                                   SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                 --------------------   ---------------------     PRICE
                                   NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                 ----------   -------   -----------   -------   ---------
Existing stockholders..........  12,635,861     66.7%   $78,323,253     80.6%     $6.20
New investors..................   6,300,000     33.3     18,900,000     19.4       3.00
                                 ----------    -----    -----------    -----
     Total.....................  18,935,861    100.0%   $97,223,253    100.0%
                                 ==========    =====    ===========    =====

     These tables assume no exercise of any outstanding stock options or warrants. To the extent all outstanding options and warrants are exercised, there will be no further dilution.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data of Waterlink since its incorporation on December 7, 1994. The financial data presented for the four fiscal years ended September 30, 1998 have been derived from Waterlink's audited financial statements. The financial data presented for the nine months ended June 30, 1998 and 1999 are derived from unaudited financial statements which in our opinion include all adjustments, which were of a normal recurring nature, necessary for a fair presentation of that information. The financial data includes the operating results of each acquired business from the date of acquisition in accordance with the purchase method of accounting. Our results for the nine months ended June 30, 1999 are not necessarily indicative of future results.

     You should read the selected historical consolidated financial data in conjunction with, and they are qualified by, our historical consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained elsewhere in this prospectus.

                                                                              NINE MONTHS ENDED
                                                                                   JUNE 30,
                                      FISCAL   FISCAL    FISCAL     FISCAL    ------------------
                                       1995     1996      1997       1998      1998       1999
                                      ------   -------   -------   --------   -------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...........................  $2,684   $19,801   $64,699   $135,167   $94,267   $128,858
Cost of sales.......................   1,857    11,233    40,390     85,532    58,597     88,707(1)
                                      ------   -------   -------   --------   -------   --------
Gross profit........................     827     8,568    24,309     49,635    35,670     40,151
Selling, general and administrative
  expenses..........................   1,178     7,029    18,683     38,639    27,458     32,829(2)
Special charges(3)..................      --        --     2,630     21,636     1,494      2,787
Amortization expense................      15       307       751      1,871     1,412      1,569
                                      ------   -------   -------   --------   -------   --------
Operating income (loss).............    (366)    1,232     2,245    (12,511)    5,306      2,966
Other income (expense):
  Interest expense..................    (144)     (877)   (1,281)    (3,562)   (1,737)    (5,092)
  Interest income and other
     items -- net...................      33       (44)      263         37       126       (163)
                                      ------   -------   -------   --------   -------   --------
Income (loss) before income taxes...    (477)      311     1,227    (16,036)    3,695     (2,289)
Income taxes........................      35         5       470      1,468     1,631        869
                                      ------   -------   -------   --------   -------   --------
Income (loss) before extraordinary
  item..............................    (512)      306       757    (17,504)    2,064     (3,158)
Extraordinary item, net of
  taxes(4)..........................      --        --      (385)        --        --         --
                                      ------   -------   -------   --------   -------   --------
Net income (loss)...................  $ (512)  $   306   $   372   $(17,504)  $ 2,064   $ (3,158)
                                      ======   =======   =======   ========   =======   ========

                                                                              NINE MONTHS ENDED
                                                                                   JUNE 30,
                                      FISCAL   FISCAL    FISCAL     FISCAL    ------------------
                                       1995     1996      1997       1998      1998       1999
                                      ------   -------   -------   --------   -------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Earnings (loss) per common share:
  Basic:
     Income (loss) before
       extraordinary item...........  $(0.42)  $  0.21   $  0.15   $  (1.46)  $  0.17   $  (0.25)
     Extraordinary item.............      --        --     (0.08)        --        --         --
                                      ------   -------   -------   --------   -------   --------
     Net income (loss)..............  $(0.42)  $  0.21   $  0.07   $  (1.46)  $  0.17   $  (0.25)
                                      ======   =======   =======   ========   =======   ========
  Assuming dilution:
     Income (loss) before
       extraordinary item...........  $(0.42)  $  0.06   $  0.10   $  (1.46)  $  0.16   $  (0.25)
     Extraordinary item.............      --        --     (0.05)        --        --         --
                                      ------   -------   -------   --------   -------   --------
     Net income (loss)..............  $(0.42)  $  0.06   $  0.05   $  (1.46)  $  0.16   $  (0.25)
                                      ======   =======   =======   ========   =======   ========
Weighted average common shares
  outstanding:
  Basic.............................   1,225     1,469     4,924     12,007    11,964     12,529
  Assuming dilution.................   1,225     4,954     7,804     12,007    12,641     12,529

                                                SEPTEMBER 30,                     JUNE 30,
                                   ---------------------------------------   -------------------
                                    1995      1996       1997       1998       1998       1999
                                   -------   -------   --------   --------   --------   --------
BALANCE SHEET DATA:
Working capital..................  $ 2,064   $ 3,438   $ 19,430   $ 30,737   $ 42,579   $ 30,927
Total assets.....................   10,819    28,991    115,860    183,561    204,096    180,187
Total debt.......................    6,039    12,145     18,961     87,318     87,990     87,138
Redeemable preferred stock.......    3,900     8,500         --         --         --         --
Shareholders' equity (deficit)...      (11)    2,407     70,873     54,878     71,823     47,649

-------------------------

(1) In connection with our 1999 plan, Waterlink decided to discontinue the manufacturing processes for our Great Lakes subsidiary product line in favor of utilizing subcontractors. As a result of this decision, during the nine months ended June 30, 1999, Waterlink recognized $2,137,000 of costs, or $0.14 per share, assuming dilution, comprised of $1,191,000 of cost overruns that took place on a contractual obligation and $946,000 of inventory write downs and other costs.

(2) For the nine months ended June 30, 1999, selling, general and administrative expenses included $255,000, or $0.02 per share, assuming dilution, relating to the write off of costs associated with acquisition activity that ceased during the quarter ended June 30, 1999.

(3) Waterlink incurred special charges as follows:

     - During the fiscal year ended September 30, 1997 Waterlink incurred a special charge to operations of $2,630,000, or $0.21 per share, assuming dilution, resulting primarily from the issuance, concurrent with our initial public offering, of a ten year option to purchase 100,000 shares of common stock at a price of $0.10 per share to an officer of Waterlink pursuant to terms of an employment agreement. Of this amount, approximately $1,138,000 was non-cash and the remainder represented cash obligations related principally to the reimbursement of income taxes resulting from the stock option issuance.

     - During the fiscal year ended September 30, 1998, Waterlink incurred special charges of $21,636,000, or $1.70 per share, assuming dilution. These special charges are comprised of the following three components:

        - Waterlink recorded a charge of $2,858,000, or $0.23 per share, assuming dilution, primarily related to termination benefits and costs associated with the exiting of certain facilities to implement our 1999 plan.

        - As a result of our decision to exit the Bioclear business, during the fourth quarter of fiscal 1998, Waterlink recorded a non-cash charge of $17,284,000, or $1.40 per share, assuming dilution, consisting of $15,967,000 related to the impairment of goodwill associated with the June 1997 acquisition of Bioclear Technology, Inc. and $1,317,000 to write off the cumulative translation adjustment component of Bioclear's equity.

        - Waterlink incurred special charges of $1,494,000, or $0.07 per share, assuming dilution, primarily attributable to contractual obligations to our former chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to Waterlink.

     - During the nine months ended June 30, 1998, Waterlink incurred special charges of $1,494,000, or $0.07 per share, assuming dilution, primarily attributable to contractual obligations to our former chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to Waterlink.

     - During the nine months ended June 30, 1999, Waterlink incurred special charges of $2,787,000, or $0.20 per share, assuming dilution, for the following:

        - Continuing costs of $1,487,000, or $0.11 per share, assuming dilution, associated with the implementation of Waterlink's 1999 plan, primarily related to termination benefits and facility consolidation costs.

        - In conjunction with our 1999 plan, we determined that we would exit the acquired Bioclear business. During the fourth quarter of fiscal 1998, the assets of Bioclear, primarily related to Bioclear's manufacturing facility located in Winnipeg, Canada, were reduced to their estimated net realizable value. Based on the status of the sales process and Waterlink's June 1999 decision regarding how to best dispose of the facility, we further reduced the estimated net realizable value of these remaining assets by $1,300,000, or $0.09 per share, assuming dilution.

(4) Net income for fiscal 1997 reflects an extraordinary item. Waterlink used a portion of the proceeds from its initial public offering to repay substantially all of its outstanding indebtedness. In addition, concurrent with the initial public offering Waterlink canceled a note purchase agreement. In connection with the early retirement of certain indebtedness and the cancellation of the note purchase agreement, Waterlink realized an extraordinary charge of $385,000, net of taxes of $257,000, or $0.05 per share, assuming dilution, related to the write off of unamortized debt issuance costs and discounts associated with this indebtedness.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

OVERVIEW

     Waterlink is an international provider of integrated water purification and wastewater treatment solutions, principally to industrial and municipal customers. Waterlink was incorporated in Delaware on December 7, 1994 and has grown externally by completing thirteen acquisitions.

     The current focus of Waterlink is the implementation of its 1999 Strategic Operating Plan. The 1999 plan is being implemented in three phases: the restructuring phase, the cost reduction phase, and the growth phase.

     The restructuring phase was completed prior to October 1, 1998, the beginning of Waterlink's current fiscal year, and restructured Waterlink from a holding company that completed 13 acquisitions consisting of 23 separate operating companies into the following five fully integrated divisions that are focused on their specific markets:

     - the Biological Wastewater Treatment Division

     - the Separations Division

     - the Pure Water Division

     - the Specialty Products Division

     - the European Water and Wastewater Division

     This divisional structure allows Waterlink to utilize the strengths of its complementary product lines and brand name to work closer with customers.

     The following table shows our 13 acquisitions to date, consisting of 23 operating companies, and where the acquired companies operate within our five divisions.

                 ACQUISITION              DATE ACQUIRED             CURRENT DIVISION
                 -----------              -------------             ----------------
 (1)  Sanborn Technologies                March 1995       Biological Wastewater Treatment
 (2)  Great Lakes Environmental, Inc.     August 1995      Separations
 (3)  Mass Transfer Systems, Inc.         January 1996     Biological Wastewater Treatment
 (4)  Aero-Mod, Inc.                      April 1996       Biological Wastewater Treatment
      Resi-Tech, Inc.
      Blue Water Services, Inc.
 (5)  Waterlink Equipment Technologies,   September 1996   Pure Water
      Inc.
 (6)  Nordic Water Products AB            March 1997       European Water and Wastewater
      Zickert Products AB
      Noxon AB
      Axel Johnson Engineering GmbH
      Zickert Miljo A/S
      Nordic Water Products OY
 (7)  Bioclear Technology, Inc.           June 1997        Biological Wastewater Treatment
                                                           (technology only)
 (8)  Lanco Environmental Products, Inc.  June 1997        Separations

                 ACQUISITION              DATE ACQUIRED             CURRENT DIVISION
                 -----------              -------------             ----------------
 (9)  Mellegard V.A. Maskiner AB (MEVA)   September 1997   European Water and Wastewater
(10)  Hycor Corporation                   September 1997   Separations
(11)  Chemitreat Services, Inc.           March 1998       Pure Water
(12)  Aquafine Engineering Services       March 1998       European Water and Wastewater,
      Limited                                              Biological Wastewater Treatment
      Purac Engineering Incorporated                       and Separations
(13)  Barnebey & Sutcliffe Corporation    June 1998        Speciality Products
      Sutcliffe Speakman Carbons Limited
      Sutcliffe Croftshaw Limited

     The cost reduction phase established goals of reducing selling, general and administrative expenses by $4.3 million in fiscal 1999, principally by reducing the number of employees by 75, or approximately 10% of the work force, and by closing seven facilities. Waterlink has decided to curtail its manufacturing activities whenever possible, in favor of partnering with vendors who manufacture components used in our systems and equipment. As of June 30, 1999, the total number of employees has been reduced by 114 people, in excess of the 75 originally contemplated by the 1999 plan, and the annualized cost savings goal of $4.3 million has been surpassed by approximately $1.1 million. With regard to facilities, six have been closed and the remaining one is scheduled to relocate before September 30, 1999, the end of Waterlink's fiscal year.

     The cost reduction phase also includes an initiative to reduce production costs by identifying common suppliers among divisions and consolidating purchases to increase Waterlink's purchasing power. Supply contracts with these common vendors are expected to provide cost savings to help Waterlink remain competitive in the long term.

     Waterlink is now focused on implementing the growth phase of the 1999 plan, which provides for adding at least 25 sales and marketing professionals this fiscal year, 15 of whom have already accepted positions, in order to improve revenue performance over the long term. These additional costs will be funded, in part, by the additional $1.1 million of annualized savings as a result of the cost reduction phase of the 1999 plan.

     The improved communications and specific identification of markets and products resulting from the restructuring of Waterlink, together with the reinvestment in sales and marketing professionals, are intended to allow Waterlink to increase its sales efforts. Two specific areas of focus are the implementation of a key account program with selected worldwide buyers of Waterlink product offerings, and our integrated systems effort that is expected to provide more interdivisional cross selling opportunities with certain key customers. Waterlink is also developing sales strategies in regions where we do not currently have a significant presence or wish to increase our opportunities, like South America. The growth phase of the 1999 plan is expected to help build Waterlink into a sales, marketing and engineering leader in the industry, focused on profitable growth over the long term.

     Waterlink's new organization is also designed to more efficiently integrate future acquisitions. Waterlink's current capital structure does not support an acquisition program. Waterlink's intends to improve its capital structure through a combination of improved operating performance and access to capital markets, which we expect will enable us to resume our acquisition program. Acquisitions are expected to play a strategic role in Waterlink's future to increase competitiveness, spur revenue and earnings growth, and enhance our total solutions capability.

     All acquisitions have been accounted for under the purchase method of accounting and are included in the results of operations for the period subsequent to the effective date of acquisition. Due to the timing and magnitude of these acquisitions, results of operations for the periods presented are not necessarily comparable or indicative of operating results for current or future periods.

     The majority of the systems and equipment produced by Waterlink are custom designed and take a number of months to produce. Revenues from large contracts are recognized using the percentage of completion method of accounting in the proportion that costs incurred bear to total estimated costs at completion. Revisions of estimated costs or potential contract losses, if any, are recognized in the period in which they are determined. Provisions are made currently for all known or anticipated losses. Variations from estimated contract performance could result in a material adjustment to operating results for any fiscal quarter or year. Claims for extra work or changes in scope of work are included in revenues when collection is probable. Revenues from remaining systems and equipment sales are recognized when shipped.

     In the past Waterlink has experienced quarterly fluctuations in operating results due to the contractual nature of its business and the consequent timing of these orders. As part of its strategic plan, Waterlink expects that it may receive contracts that are significantly larger than those received by Waterlink historically. In addition, certain of the contracts will be subject to the customer's ability to finance, or fund from government sources, the actual costs of completing the project as well as the ability to receive any necessary permits to commence the project. Therefore, Waterlink expects that its future operating results could fluctuate significantly, especially on a quarterly basis, due to the timing of the awarding of such contracts, the ability to fund project costs, and the recognition by Waterlink of revenues and profits. In addition, Waterlink has historically operated with a moderate backlog. However, as a result of its strategic plan, Waterlink anticipates that both the dollar volume and number of contracts in its backlog will increase significantly. As of June 30, 1999, Waterlink's total backlog was approximately $46.0 million, consisting of $39.8 million of written purchase orders for capital goods equipment and $6.2 million of firm commitments to purchase recurring revenue products from our specialty products division. Quarterly sales and operating results will be affected by the volume and timing of contracts received and performed within the quarter, which are difficult to forecast. Any significant deferral or cancellation of a contract could have a material adverse effect on Waterlink's operating results in any particular period. Because of these factors, Waterlink believes that period-to-period comparisons of its operating results are not necessarily indicative of future performances.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, statements of operations data as a percentage of net sales:

                                                       THREE MONTHS       NINE MONTHS
                                                           ENDED             ENDED
                                                         JUNE 30,          JUNE 30,
                           FISCAL   FISCAL   FISCAL   ---------------   ---------------
                            1996     1997     1998     1998     1999     1998     1999
                           ------   ------   ------   ------   ------   ------   ------
Net sales................   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales............    56.7     62.4     63.3     61.2     72.5     62.2     68.8
                           ------   ------   ------   ------   ------   ------   ------
Gross profit.............    43.3     37.6     36.7     38.8     27.5     37.8     31.2
Selling, general and
  administrative
  expenses...............    35.5     28.9     28.6     30.6     26.9     29.1     25.5
Special charges..........      --      4.1     16.0      4.3      4.8      1.6      2.2
Amortization.............     1.6      1.1      1.4      1.7      1.2      1.5      1.2
                           ------   ------   ------   ------   ------   ------   ------
Operating income
  (loss).................     6.2      3.5     (9.3)     2.2     (5.4)     5.6      2.3
Other income (expense):
  Interest expense.......    (4.4)    (2.0)    (2.6)    (2.9)    (4.0)    (1.8)    (4.0)
  Interest income and
     other items-net.....    (0.2)     0.4      0.0      0.4     (0.3)     0.1     (0.1)
                           ------   ------   ------   ------   ------   ------   ------
Income (loss) before
  income taxes...........     1.6      1.9    (11.9)    (0.3)    (9.7)     3.9     (1.8)
Income taxes.............     0.1      0.7      1.1      0.2      0.9      1.7      0.7
                           ------   ------   ------   ------   ------   ------   ------
Income (loss) before
  extraordinary item.....     1.5      1.2    (13.0)    (0.5)   (10.6)     2.2     (2.5)
Extraordinary item, net
  of taxes...............      --     (0.6)      --       --       --       --       --
                           ------   ------   ------   ------   ------   ------   ------
Net income (loss)........     1.5%     0.6%   (13.0)%   (0.5)%  (10.6)%    2.2%    (2.5)%
                           ======   ======   ======   ======   ======   ======   ======

YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

     NET SALES: Net sales for the year ended September 30, 1998 were $135,167,000, an increase of $70,468,000 from the prior year. The increase was due to the timing of the acquisitions previously described. Waterlink experienced negative internal growth for the year of 10.8%, resulting principally from the timing of orders, exchange rate fluctuations and stronger performance for specific domestic locations during fiscal 1997 that was not duplicated in fiscal 1998. Waterlink measures internal growth by comparing each subsidiary's net sales from the months subsequent to their respective acquisition dates during the prior year to those same months in the current year.

     GROSS PROFIT: Gross profit for the year ended September 30, 1998 was $49,635,000, an increase of $25,326,000 from the prior year. The increase was primarily due to the acquisitions previously described. Gross margin was 36.7% for 1998 as compared to 37.6% for 1997. Gross margins have been impacted by the March 1997 acquisition of the nordic water products group and the June 1998 acquisition of the specialty products division, both of which historically experience lower margins as compared to other Waterlink divisions.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES; Selling, general and administrative expenses for the year ended September 30, 1998 were $38,639,000, an increase of $19,956,000 from the prior year. The increase was primarily due to the acquisitions previously described. Selling, general and administrative expenses as a percentage of net sales was 28.6% for 1998 as compared to 28.9% for 1997. This decrease primarily reflects the spreading of selling, general and administrative expenses over a larger revenue base.

     SPECIAL CHARGES: During the year ended September 30, 1998, Waterlink incurred special charges of $21,636,000. These special charges consisted of the following three components:

     - Waterlink recorded a charge of $2,858,000 primarily related to termination benefits and costs associated with the exiting of facilities in connection with the implementation of our 1999 plan.

     - Waterlink recorded a non-cash charge of $17,284,000, consisting of $15,967,000 related to the impairment of goodwill associated with the June 1997 acquisition of Bioclear and $1,317,000 to write off the cumulative translation adjustment component of Bioclear's equity. With regard to the $17,284,000 impairment charge, our 1999 plan includes Waterlink's decision to exit the acquired business of Bioclear. Several factors lead to this decision including:

        - The lack of orders at Bioclear in fiscal 1998 led to a comprehensive market review, which was completed in August 1998. This analysis indicated that Bioclear's originally perceived niche market was not reliable and possibly nonexistent.

        - In order to compete in more traditional markets, Bioclear's proprietary product would need to be reengineered, at great expense, to significantly reduce the water treatment cost per gallon. In addition, this reengineered proprietary product would not guarantee success due to the extremely competitive traditional marketplace.

        - In July 1998, Bioclear's founder, a former owner and president, resigned.

        - In August 1998, Bioclear's chief engineer and a former owner announced his desire to reduce his involvement to part time, making the reengineering effort more difficult.

       Having made the decision to exit the business, the remaining goodwill associated with the Bioclear acquisition was not recoverable based on Bioclear's lack of future undiscounted cash flows and was impaired. Once the impairment was determined, Waterlink obtained an independent appraisal of the fair value of the Bioclear business. This appraisal indicated no value for the business above the identified tangible net assets. As a result, Waterlink wrote off the unamortized balance of goodwill of $15,967,000. Since this was deemed to be a substantially complete liquidation of an investment in a foreign entity, Waterlink also wrote off $1,317,000 of the cumulative translation adjustment relating to Bioclear's equity.

     - Waterlink incurred special charges of $1,494,000 primarily attributable to contractual obligations to our former president and chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to Waterlink.

     Waterlink incurred special charges of $2,630,000 for the year ended September 30, 1997 resulting primarily from the issuance at the time of our initial public offering of a ten year option to purchase 100,000 shares of common stock at a price of $0.10 per share to an officer of Waterlink pursuant to terms of an employment agreement. Of this amount, approximately $1,138,000 was non-cash and the remainder represented cash obligations related principally to the reimbursement of income taxes resulting from the stock option issuance.

     AMORTIZATION: Amortization expense for the year ended September 30, 1998 was $1,871,000, an increase of $1,120,000 from the prior year. The increase was primarily due to the goodwill resulting from the acquisitions previously described.

     INTEREST EXPENSE; Interest expense for the year ended September 30, 1998 was $3,562,000, an increase of $2,281,000 from the prior year. This increase was primarily due to increased borrowings related to the Waterlink's ongoing acquisition program.

     INCOME TAXES: Waterlink recorded an income tax provision of $1,468,000 on a pre-tax loss of $16,036,000. Waterlink was required to record income tax expense on its earnings outside the United States and was also required to record income tax expense in several states domestically. In addition, due to the net operating loss carryforward in the United States, we had to fully reserve for deferred tax assets that had been recorded in the previous year.

YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

     NET SALES: Net sales for the year ended September 30, 1997 were $64,699,000, an increase of $44,898,000 from the prior year. The increase was primarily due to our acquisitions. In addition, internal growth accounted for $6,830,000 of the increase, which represented an internal growth rate of 34.5%. The growth was primarily due to expansion in overseas markets and to the greater levels of resources provided by Waterlink to the businesses subsequent to the acquisitions.

     GROSS PROFIT: Gross profit for the year ended September 30, 1997 was $24,309,000, an increase of $15,741,000 from the prior year. The increase was primarily due to our acquisitions and internal growth. Gross margin was 37.6% for 1997 as compared to 43.3% for 1996. Gross margins have been impacted by the March 1997 acquisition of the nordic water products group which historically experiences lower margins as compared to other Waterlink divisions, as well as by a large, lower-margin, design-build project in Germany that is near completion at the end of the fiscal year.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses for the year ended September 30, 1997 were $18,683,000, an increase of $11,654,000 from the prior year. The increase was primarily due to the acquisitions previously described. Selling, general and administrative expenses as a percentage of net sales was 28.9% for 1997 as compared to 35.5% for 1996. This decrease primarily reflects the spreading of selling, general and administrative expenses over a larger revenue base.

     SPECIAL CHARGES: Special management compensation of $2,630,000 for the year ended September 30, 1997 resulted primarily from the issuance at the time of our initial public offering of a ten year option to purchase 100,000 shares of Common Stock at a price of $0.10 per share to an officer of Waterlink pursuant to terms of an employment agreement. Of this amount, approximately $1,138,000 is non-cash and the remainder represents cash obligations related principally to the reimbursement of income taxes resulting from the stock option issuance.

     AMORTIZATION: Amortization expense for the year ended September 30, 1997 was $751,000, an increase of $444,000 from the prior year. The increase was primarily due to the goodwill resulting from the acquisitions previously described.

     INTEREST EXPENSE: Interest expense for the year ended September 30, 1997 was $1,281,000, an increase of $404,000 from the prior year. This increase was primarily related to increased borrowings required to finance the acquisitions previously described.

     EXTRAORDINARY ITEM: During the year ended September 30, 1997, Waterlink recorded an extraordinary charge of $385,000, net of taxes of $257,000, related to:

     - the write-off of unamortized debt issuance costs from indebtedness we repaid with the net proceeds from our initial public offering

     - discounts associated with a note purchase agreement which was terminated at the time of our initial public offering.

THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THREE MONTHS ENDED JUNE 30, 1998

     NET SALES: Net sales for the three months ended June 30, 1999 were $43,083,000, an increase of $8,146,000 from the comparable prior period. The increase was due to the acquisition on June 5, 1998 of Barnebey & Sutcliffe Corporation, Sutcliffe Speakman Carbons Limited and Sutcliffe Croftshaw Limited, which we collectively refer to as our specialty products division. Waterlink experienced negative internal growth for the quarter of 6.8%, resulting primarily from the timing of orders at two specific domestic locations. If currency rate fluctuations were excluded, negative internal growth for the quarter would have been 4.5%. Waterlink measures internal growth by comparing each subsidiary's net sales from the months subsequent to their respective acquisition dates during the prior year to those same months in the current year.

     GROSS PROFIT: Gross profit for the three months ended June 30, 1999 was $11,854,000, a decrease of $1,696,000 from the comparable prior period. Gross margin was 27.5% for the 1999 period as compared to 38.8% for the 1998 period. We decided to discontinue the manufacturing processes for our Great Lakes subsidiary product line in favor of utilizing subcontractors. As a result of this decision, during the quarter ended June 30, 1999, Waterlink recognized $2,137,000 of costs, comprised of $1,191,000 of cost overruns that took place on a contractual obligation and $946,000 of inventory write downs and other costs. Absent the $2,137,000 of costs associated with the exit of the Great Lakes facility, the gross margin would have been 32.5% for the three months ended June 30, 1999. The adjusted gross margin of 32.5% is lower than the 38.8% realized in the 1998 period primarily due to the timing of the acquisition of the specialty products division, which is included in operations for one month in 1998 versus three months in 1999. The specialty products division experiences lower margins as compared to other Waterlink divisions.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses for the three months ended June 30, 1999 were $11,600,000, an increase of $894,000 from the comparable prior period. The increase was primarily due to the acquisition of the specialty products division. Selling, general and administrative expenses as a percentage of net sales were 26.9% in 1999 as compared to 30.6% for the comparable prior period. This decrease primarily reflects the costs savings realized from Waterlink's 1999 plan; as well as the impact of the June 1998 acquisition of the specialty products division, which historically experiences a lower percentage of selling, general and administrative expenses as a percentage of sales as compared to other Waterlink divisions. Selling, general and administrative expenses for the three months ended June 30, 1999 were increased by a charge of $255,000 from the write off of costs associated with acquisition activity that ceased during the quarter. Absent this write off, the increase from the 1998 period would have been $639,000 and selling, general and administrative expenses as a percentage of sales would have been 26.3% for the three months ended June 30, 1999.

     SPECIAL CHARGES: Special charges of $2,084,000 during the three months ended June 30, 1999 consisted of the following:

     - Continuing costs of $784,000 associated with the implementation of Waterlink's 1999 plan, primarily related to termination benefits and facility consolidation costs.

     - In conjunction with our 1999 plan, we determined that we would exit the acquired Bioclear business. During the fourth quarter of fiscal 1998, the assets of Bioclear, primarily related to Bioclear's manufacturing facility located in Winnipeg, Canada, were reduced to their estimated net realizable value. Based on the status of the sales process and Waterlink's June 1999 decision regarding how to best dispose of the facility, we further reduced the estimated net realizable value of these remaining assets by $1,300,000.

     We expect to recognize additional special charges associated with our 1999 plan of approximately $213,000 during the remainder of fiscal 1999.

     Waterlink incurred special charges of $1,494,000 during the three months ended June 30, 1998 primarily attributable to contractual obligations to our former chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to Waterlink.

     AMORTIZATION: Amortization expense for the three months ended June 30, 1999 was $515,000, a decrease of $55,000 from the comparable prior period. This net decrease has two components. First, amortization expense was reduced by $107,000 from the exit of Waterlink's Bioclear business during the fourth quarter of fiscal 1998. Second, this reduction was partially offset by $52,000 of additional amortization of goodwill associated with the June 1998 acquisition of the specialty products division.

     INTEREST EXPENSE: Interest expense for the three months ended June 30, 1999 was $1,702,000, an increase of $684,000 from the comparable prior period primarily due to increased borrowings related to Waterlink's fiscal 1998 acquisitions. We expect interest expense to increase by approximately $100,000 per quarter as a result of an interest rate increase effected in the fifth amendment to our bank credit agreement.

     INCOME TAXES: Waterlink recorded income taxes of $367,000 on a pre-tax loss of $4,194,000 for the three months ended June 30, 1999. This income tax expense was recorded on our earnings outside the United States and in certain states domestically. For the three months ended June 30, 1998, Waterlink recorded income taxes of $75,000 on a pre-tax loss of $93,000 due to non-deductible goodwill amortization in connection with certain of its acquisitions.

NINE MONTHS ENDED JUNE 30, 1999 COMPARED TO NINE MONTHS ENDED JUNE 30, 1998

     NET SALES: Net sales for the nine months ended June 30, 1999 were $128,858,000, an increase of $34,591,000 from the comparable prior period. The increase was due to the acquisition of Chemitreat Services, Inc, on March 2, 1998; of Aquafine Engineering Services Limited and Purac Engineering Incorporated in a single transaction on March 25, 1998; and of the specialty products division on June 5, 1998. Waterlink experienced negative internal growth for the nine months of 16.1%, resulting primarily from significant revenues generated by German-based sales activity and a Utah-based land development wastewater project in the comparable prior period. Excluding these two factors, internal growth would have declined by 6.4% due to the timing of orders at two specific domestic locations. Further, if currency rate fluctuations were excluded, negative internal growth for the nine months would have been 5.5%.

     GROSS PROFIT: Gross profit for the nine months ended June 30, 1999 was $40,151,000, an increase of $4,481,000 from the comparable prior period due to the acquisitions. Gross margin was 31.2% for the 1999 period as compared to 37.8% for the 1998 period. We decided to discontinue the manufacturing processes for our Great Lakes subsidiary product line in favor of utilizing subcontractors. As a result of this decision, during the nine months ended June 30, 1999, Waterlink recognized $2,137,000 of costs, comprised of $1,191,000 of cost overruns that took place on a contractual obligation and $946,000 of inventory write downs and other costs. Absent the $2,137,000 of costs associated with the exit of the Great Lakes facility, the gross margin would have been 32.8% for the nine months ended June 30, 1999. The adjusted gross margin of 32.8% is lower than the 37.8% realized in the 1998 period primarily due to the June 1998 acquisition of the specialty products division, which historically experiences lower margins as compared to other Waterlink divisions.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses for the nine months ended June 30, 1999 were $32,829,000, an increase of $5,371,000 from the comparable prior period. The increase was primarily due to the acquisitions. Selling, general and administrative expenses as a percentage of net sales were 25.5% in 1999 as compared to 29.1% for the comparable prior period. This decrease primarily reflects the costs savings realized from Waterlink's 1999 plan; as well as the impact of the June 1998 acquisition of the specialty products division, which historically experiences a lower percentage of selling, general and administrative expenses as a percentage of sales as compared to other Waterlink divisions. The selling, general and administrative expenses for the nine months ended June 30, 1999 were increased by a charge of $255,000 from the write off of costs associated with acquisition activity that ceased during the quarter ended June 30, 1999.

     SPECIAL CHARGES: Special charges of $2,787,000 during the nine months ended June 30, 1999 related to the following:

     - Continuing costs of $1,487,000 associated with the implementation of Waterlink's 1999 plan, primarily related to termination benefits and facility consolidation costs.

     - In conjunction with our 1999 plan, we determined that we would exit the acquired Bioclear business. During the fourth quarter of fiscal 1998, the assets of Bioclear, primarily related to Bioclear's manufacturing facility located in Winnipeg, Canada, were reduced to their estimated net realizable value. Based on the status of the sales process and Waterlink's June 1999 decision regarding how to best dispose of the facility, we further reduced the estimated net realizable value of these remaining assets by $1,300,000.

     We expect to recognize additional special charges associated with our 1999 plan of approximately $213,000 during the remainder of fiscal 1999.

     Waterlink incurred special charges of $1,494,000 during the nine months ended June 30, 1998 primarily attributable to contractual obligations to our former chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to Waterlink.

     AMORTIZATION: Amortization expense for the nine months ended June 30, 1999 was $1,569,000, an increase of $157,000 from the comparable prior period. The increase was primarily due to the additional goodwill resulting from the fiscal 1998 acquisitions, offset by $322,000 reduction in amortization expense resulting from the exit of Waterlink's Bioclear business during the fourth quarter of fiscal 1998.

     INTEREST EXPENSE: Interest expense for the nine months ended June 30, 1999 was $5,092,000, an increase of $3,355,000 from the comparable prior period primarily due to increased borrowings related to Waterlink's fiscal 1998 acquisitions.

     INCOME TAXES: Waterlink recorded income taxes of $869,000 on a pre-tax loss of $2,289,000 for the nine months ended June 30, 1999. This income tax expense was recorded on its earnings outside the United States and in certain states domestically. The effective income tax rate of 44.1% for the nine months ended June 30, 1998 exceeded the United States federal statutory rate of 34% due primarily to non-deductible goodwill amortization related to certain acquisitions made by Waterlink as well as state and local income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, Waterlink's primary sources of liquidity have been:

     - borrowings available under credit facilities

     - net proceeds from the sale of Waterlink's common and preferred stock

     - issuance of common stock and seller financing incurred in connection with Waterlink's completed acquisitions

     - cash flow from certain profitable acquisitions

     Historically, Waterlink's primary uses of capital have been:

     - the funding of its acquisition program

     - working capital requirements including the funding for growth at certain acquisitions

     - the funding required for certain under-performing acquisitions

     Waterlink does not currently anticipate making significant capital investments in plant and equipment because of our efforts to partner with vendors who manufacture most of the components used in our systems and equipment.

     For the nine months ended June 30, 1999, net cash provided by operating activities was $2,337,000. This positive cash flow, along with $519,000 of proceeds from the sale of a building, were used to help fund purchases of equipment totaling $1,470,000 and cash outlays related to the purchases of businesses of $1,902,000.

     In the fourth quarter of fiscal 1998, Waterlink's board of directors approved the 1999 plan. The 1999 plan provides for costs associated with the exiting of certain facilities and employee termination costs. Costs associated with this plan totaled $2,858,000 during fiscal 1998 and $1,487,000 for the nine months ended June 30, 1999, of which approximately $1,169,000 remains reserved for future payment at June 30, 1999. We expect to recognize additional special charges associated with the 1999 plan of approximately $213,000 during the remainder of fiscal 1999.

     Waterlink is in the process of selling and disposing of non-revenue producing assets. A Waterlink-owned facility vacated during fiscal 1998 was sold and the proceeds of $519,000 were received during January 1999. Waterlink is also in the process of selling our land, building and equipment in Winnipeg, Manitoba, Canada, the former site of our Bioclear manufacturing facility. Based on the status of the sales process and Waterlink's June 1999 decision regarding how to best dispose of the facility, Waterlink further reduced the estimated net realizable value of these remaining assets held for sale by $1,300,000 to approximately $1,000,000, and recorded this change in accounting estimate during the quarter ended June 30, 1999.

     During fiscal 1998 Waterlink invested in Aquatec Water Systems, Incorporated, a designer and manufacturer of specialized multi-chamber pumps for the pure water industry, in the form of two $700,000 subordinated notes, convertible into approximately 30% of the equity of Aquatec, together with other stock purchase options. Waterlink reached an agreement to sell both notes at their face value of $700,000 each plus interest to a group of investors. Waterlink has received payment for one of the $700,000 notes and has received $550,000 of the other note. Waterlink expects to collect the remaining balance of $150,000 before September 30, 1999, the end of our fiscal year.

ACQUISITIONS

     Waterlink's current capital structure does not support an acquisition program. Waterlink's intends to improve its capital structure through a combination of improved operating performance and access to capital markets, which we expect will enable us to resume our acquisition program. Acquisitions are expected to play a strategic role in Waterlink's future to increase competitiveness, spur revenue and earnings growth, and enhance our total solutions capability. The timing, size and success of any acquisition effort and the associated potential capital commitments are unpredictable at this time. As a result of the specialty products division acquisition and the implementation of our 1999 plan, our debt is in excess of our stockholders' equity and we bear the risks associated with increased leverage.

     During the nine months ended June 30, 1999 Waterlink made additional purchase consideration payments of $1,902,000 related to the achievement of targeted operating results of two of our acquisitions. In addition, additional purchase consideration of $500,000 in connection with one of Waterlink's acquisitions had been earned and recorded as of June 30, 1999, and is expected to be satisfied during this calendar year. These amounts have been recorded as additional goodwill.

     Under the terms of certain of the purchase agreements, Waterlink may be required to make additional purchase consideration payments of up to $1,224,000, contingent upon the achievement of specified operating results through fiscal 2000. The payments that are expected to be required for meeting fiscal 1999 and 2000 targets are $224,000 and $1,000,000, respectively. Any additional purchase consideration payments will be treated as additional goodwill for accounting purposes.

CREDIT AVAILABILITY

     Waterlink's credit facilities are comprised of (1) an $87,000,000 domestic facility with Bank of America National Trust & Savings Association as agent, which expires on May 19, 2003 and (2) separate facilities aggregating approximately $6,500,000 at three of its overseas subsidiaries. The credit facilities will be utilized to primarily fund operating activities of Waterlink and, to a lesser extent, fund future acquisitions.

     Effective June 29, 1999, Waterlink entered into an amendment of our $87,000,000 domestic facility, which waives until October 8, 1999 certain financial covenants that were not satisfied at June 30, 1999, assuming Waterlink realizes not less than $700,000 of operating income on a monthly basis for the remainder of fiscal 1999. As part of this amendment, $2,600,000 of borrowings was made available to Waterlink as the result of third party guarantees and the interest rate charged Waterlink was increased by 50 basis points. In connection with assisting in the process of improving our capital structure, these third party guarantees were provided by Brantley Venture Partners III, L.P. in the amount of $2,300,000, and by the three executive officers of Waterlink totaling $300,000.

     Waterlink granted the guarantors warrants to purchase, in the aggregate, up to 283,637 shares of Waterlink common stock at an exercise price of $.01 per share. Of the 283,637 warrants, 125,000 were issued at the time the guarantees were issued and the remaining 158,637 warrants will be issued subject to shareholder approval. The warrants are immediately exercisable and expire if unexercised in five years. The number of warrants granted to each guarantor was based on their proportionate share of the $2,600,000 in guarantees.

     Availability for future borrowings of $2,600,000 at June 30, 1999 under the credit facilities is based on third party guarantees. Availability for future borrowings may increase or decrease based on the pro forma operating performance of Waterlink, the ability to raise additional capital to reduce indebtedness, and the successful negotiation of amended terms and conditions of the $87 million domestic facility. Presently, Waterlink is exploring with certain institutional investors financing alternatives, including the sale of equity securities under this prospectus, part of the proceeds of which would be used primarily to reduce indebtedness. No agreement to that effect has been reached to date.

     In the event that the terms of the June 29, 1999 amendment are not met, we are unable to raise additional capital to comply with the credit agreement, or we are unable to negotiate a further amendment to the credit agreement, then Waterlink would be in default under the terms of the credit agreement. If there is an event of default the lenders could declare that all borrowings under the credit agreement are immediately due and payable. If we are unable to repay those amounts then the lenders could proceed to foreclose on their security interest, which comprises substantially all of our assets.

     We are currently discussing with our lenders an additional amendment to the credit agreement. If we are able to raise sufficient additional capital we expect to amend the credit agreement to make additional funds available to us and to continue the growth phase of the 1999 plan.

     Loans under the credit facilities bear interest at a designated variable base rate plus spreads ranging from 0 to 75 basis points depending on a leverage ratio of total consolidated indebtedness to Waterlink's earnings before interest, taxes, depreciation and amortization. At Waterlink's option, the credit facilities bear interest based on a designated London interbank offering rate, or LIBOR, plus spreads ranging from 100 to 275 basis points, depending on Waterlink's leverage ratio.

     The credit facilities restrict or prohibit Waterlink from taking many actions, including paying dividends and incurring or assuming other indebtedness or liens. The banks that participate in the credit facilities also must approve most acquisitions. Waterlink's obligations under the credit facilities are secured by liens on substantially all of Waterlink's domestic assets, including equipment, inventory, accounts receivable and general intangibles and the pledge of most of the stock of Waterlink's subsidiaries. Waterlink has guaranteed the payment by our three overseas subsidiaries of their obligations under the overseas facilities. The three overseas subsidiaries have given the lenders an assurance that the subsidiaries would not pledge their assets to any other party.

     Waterlink also has in place a $3,000,000 credit facility with Royal Bank of Canada to fund Canadian working capital requirements including banker's acceptances and letters of credit. Interest rates are negotiated on an individual borrowing basis and are related to the Royal Bank of Canada's prime rate. At June 30, 1999 the Canadian credit facility was fully utilized. Borrowings under the Canadian credit facility are payable upon demand and are guaranteed by the real and personal property of Waterlink's Bioclear facility.

     Waterlink believes that through the end of fiscal 1999, sufficient funds for our working capital needs, additional cash requirements of the 1999 plan and additional contingent consideration payments related to acquisitions will be provided by:

     - future cash flow from operations

     - borrowings under its credit facilities

     - issuance of subordinated indebtedness, common stock, preferred stock and seller financing incurred in connection with future financings or acquisitions

     - the sale of certain non-revenue producing assets

     Before October 8, 1999 Waterlink intends to enter into an amendment to our $87,000,000 domestic facility or enter into a new credit facility with other lenders in order to meet our working capital requirements and to avoid being in default on that date. The success of either action is dependent upon Waterlink's operational performances, our ability to raise additional capital to reduce indebtedness and the willingness of our senior lenders to agree to a satisfactory amendment or our ability to finalize a new credit facility. While we believe that we will be able to enter into a satisfactory amendment to our domestic facility or a new credit facility to meet our requirements and avoid default, if we are unable to do so, we would seek other sources of capital or pursue other strategic alternatives.

MARKET RISK

     Waterlink's earnings are affected by changes in interest rates charged on our domestic facility. During 1998, Waterlink entered into an interest rate swap agreement with a major commercial bank to modify the interest characteristics of its domestic facility. The agreement involves the exchange of amounts based on a fixed rate of interest for an amount based on a LIBOR-based floating rate over the life of the agreement without an exchange of the notional amount upon which the payments are based. The agreement, which expires on December 30, 1999, fixes Waterlink's LIBOR-based rate at 5.25% on a notional amount of $75,000,000.

     Waterlink also has exposure to currency rate fluctuations related primarily to the purchases of inventory. Waterlink continues to utilize a limited number of foreign exchange instruments, primarily forward contracts, to manage this exposure.

YEAR 2000

     The year 2000 issue, as widely reported, could cause malfunctions in certain computer-related applications with respect to dates on or after January 1, 2000. These malfunctions could relate to Information Technology, IT, or non-IT environments. Due to Waterlink's decentralized IT environments, individual assessments, in accordance with Waterlink's year 2000 program, have been conducted at Waterlink's operating companies. Collectively, these assessments indicate that Waterlink's exposure to this segment of the year 2000 issue is not significant as Waterlink does not extensively rely on IT systems which require modification. Waterlink's externally developed system issues have been assessed company-wide through inquiry of external vendors and testing procedures where necessary. The appropriate upgrades, if required, have been (or are scheduled to be) attained in order to make these systems year 2000 compliant. Waterlink has tested internally developed software systems where applicable and has developed programs to make these systems year 2000 compliant. Testing of upgraded or modified systems has begun at Waterlink's various operating units. Results of these testing procedures, which are scheduled to be completed by the end of fiscal 1999, are incomplete.

     The year 2000 program also addresses issues related to non-IT environments. Collectively, these assessments indicate that Waterlink's exposure to this segment of the year 2000 issue is not significant due to Waterlink's limited manufacturing operations and related capital equipment needs. Waterlink's operating equipment has been assessed through inquiry of external manufacturers and internal testing procedures. Remediation efforts have begun where necessary. Collectively, Waterlink intends to complete and test remediated assets by the end of fiscal 1999.

     Waterlink's primary system interface with an external party involves its banking institutions. Based on inquiries of its banking institutions, Waterlink is not aware of any unresolved year 2000 issues. Further, due to Waterlink's decentralized operations, individual assessments, in accordance with Waterlink's year 2000 program, have been conducted at Waterlink's operating companies regarding significant suppliers and subcontractors. These assessments, which are not complete, have been executed primarily through inquiry of our various suppliers and subcontractors. To date, Waterlink is not aware of any external party with an unresolved year 2000 issue that would materially impact Waterlink's operations and financial position. However, Waterlink has no means of ensuring that external parties will be year 2000 compliant. The inability of external parties to resolve their year 2000 issue in a timely manner could impact Waterlink's operations and financial position. The effect of non-compliance by external parties is not determinable.

     Waterlink has primarily utilized internal resources to assess, test, remediate and implement software and equipment related to the year 2000. The total cost of our year 2000 program, excluding employee salaries, is estimated at $400,000, primarily attributable to software upgrades and modifications. Waterlink has incurred approximately $325,000 related to the various phases of its year 2000 program through June 30, 1999.

     We believe that we have a program established to resolve the year 2000 issue in a timely manner. Waterlink's year 2000 program has not been completed. In the event Waterlink does not complete its remaining year 2000 procedures, we believe under a worst case scenario, certain functions may be interrupted. Waterlink does not have a formal contingency plan established if all phases of its year 2000 program are not completed. However, appropriate actions, such as interim manual information systems, will be instituted to mitigate such interruption. In addition, disruptions in the economy generally resulting from unresolved year 2000 issues could also materially adversely affect Waterlink. The potential liability and loss of revenue from these issues is not determinable.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components. This statement is intended to address the concerns of financial statement users for the increasing number of items that bypass the income statement, such as foreign currency translation adjustments. Waterlink adopted this statement on October 1, 1998.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which changes the way public companies report segment information in annual financial statements. The statement also requires public companies to report selected segment information in interim financial reports to shareholders. The statement is effective for Waterlink's annual reporting in fiscal 1999 and restatement of comparative information for earlier years is required in the initial year of adoption. The implementation of the 1999 plan will require Waterlink to present segmented industry information upon adoption of SFAS No. 131.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The statement will require, among other things, that all derivatives be recorded on the balance sheet at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133", which makes SFAS No. 133 effective for Waterlink beginning October 1, 2000. Waterlink has not yet determined what the effect of adopting SFAS No. 133 will be on our operations or financial position.

                                  OUR BUSINESS

GENERAL

     Waterlink is an international provider of integrated water purification and wastewater treatment solutions, treating process water and wastewater for its industrial customers, and drinking water and wastewater for its municipal customers. Waterlink designs, assembles and sells water and wastewater treatment products and provides related services to companies and municipalities to treat their water and wastewater. Waterlink believes that its comprehensive range of products and application engineering expertise enables it to produce single source solutions demanded by its customers.

     Waterlink was incorporated in Delaware on December 7, 1994 to participate in the consolidation of the highly fragmented water purification and wastewater treatment industry. Waterlink grew rapidly through acquisitions from 1995 through 1998. To date Waterlink has made 13 acquisitions, targeting businesses in two principal markets (wastewater and pure water treatment) and in two geographic areas (United States and Europe).

DIVISIONAL FORMAT

     In September 1998, Waterlink, under the direction of its recently appointed president and chief executive officer, announced its 1999 Strategic Operating Plan. The 1999 plan provides for a divisional format for efficient centers of product expertise and geographic experience, to better serve Waterlink's customers and independent marketing representatives. Under the 1999 plan, Waterlink reorganized from a holding company that completed 13 acquisitions with 23 direct and indirect operating companies into five integrated divisions. The divisions are:

     - the Biological Wastewater Treatment Division

     - the Separations Division

     - the Pure Water Division

     - the Specialty Products Division

     - the European Water and Wastewater Division

BIOLOGICAL WASTEWATER TREATMENT DIVISION

     The biological wastewater treatment division provides products and processes treating municipal and industrial wastewater by various biological based methods. This division furnishes products and processes that can be incorporated into integrated systems or sold individually. Its products include aeration systems, which treat wastewater with air and/or process water that is pumped at high pressures through a series of jet nozzles, resulting in highly efficient oxygen transfers and mixing activity to separate waste. These systems are sold separately for use in industrial biological treatment plants and many other uses, including for underdeveloped countries where land intensive, lagoon treatment processes are widely accepted. In addition, these systems can be integrated with other processes for more complete biological treatment solutions. Waterlink's patented Aero-Mod Sequox(TM) nutrient removal process uses aeration to increase biological activity for removing unwanted pollutants from the water.

     The biological wastewater treatment division also designs and manufactures industrial separation systems using various technologies used to separate solids from industrial coolants. The division markets its products and processes through both direct sales offices and independent sales representatives located predominantly in North and South America, the United Kingdom, Ireland and Asia. For the nine months ended June 30, 1999, net sales for this division were approximately $14.1 million.

SEPARATIONS DIVISION

     This division sells equipment and engineered systems employing physical and chemical separation technology. Its markets are municipal water and wastewater as well as industrial process water and wastewater. The division combines the technology offerings of industry leading product lines. The separations division's products include the following:

     - Hycor(R) screening, conveying, dewatering and screenings/grit washing equipment. Dewatering is the process of reducing or eliminating moisture content. These products operate on the principle of liquid/solid gravity separation and are used to improve water and wastewater processes, minimize waste, reduce disposal volumes and provide for water recovery and reuse.

     - Lanco Environmental(TM) filter presses, clarifiers and sludge dryers. Primarily serving the industrial market, this equipment is designed for the efficient dewatering of effluent and sludges from specialized industrial processes.

     - Great Lake Environmental(R) oil/water separations, inclined plate clarifiers and dissolved air flotation systems. With its broad industrial customer base, this product line offers a wide range of equipment from the basic separation and removal of oil droplets from water to systems which remove suspended solids and emulsified oil from continuous flows.

     - Nordic Water(TM) continuous sand filters, inclined plate clarifiers and sludge removal equipment. These products offer a wide range of capabilities including tertiary polishing filters, used to remove fine particles, nitrates and phosphates in wastewater, solutions for high turbidity, or cloudiness, in municipal water treatment, advanced settling technology and sophisticated sludge removal equipment.

     The separations division sells its products and systems primarily in North America through a network of independent manufacturers representatives. For the nine months ended June 30, 1999, net sales for the division were approximately $25.6 million.

PURE WATER DIVISION

     The pure water division sells products and solutions to the residential, municipal and industrial water and process water markets through our Waterlink Technologies, Inc. and C'treat Offshore, Inc. companies.

     Waterlink Technologies is an international provider of membrane based solutions focusing on:

     - membrane technology with standard reverse osmosis system solutions which can treat tap water to sea water for the production of high purity water

     - nanofiltration systems, which can be used to decolor, soften and remove harmful pathogenic organisms

     - desalination systems for the purification of sea water to drinking water for resorts, municipal and governmental installations

     - custom engineered microfiltration systems that can be used for the clarification and removal of harmful organisms from surface water as well as pre-treatment for other membrane technology in wastewater applications

     - custom designed ultra pure water treatment systems for the power, electronic and pharmaceutical industries

     - the manufacture of pleated membrane sediment filtration cartridges which are used for removal of suspended solids

     - the distribution of other major lines of filter housings, filters and components

     C'treat is a provider of reverse osmosis desalination equipment and services to the worldwide energy industry. C'treat equipment economically and reliably provides fresh water for offshore drilling rigs and production platforms. C'treat enjoys a significant market presence through a sales organization that includes representatives and technical licensees in 12 countries. For the nine months ended June 30, 1999, net sales for this division were approximately $11.5 million.

SPECIALTY PRODUCTS DIVISION

     Waterlink's specialty products division and its predecessors have specialized in the development and production of highly sophisticated activated carbons for more than 80 years. Activated carbon is used to purify air, water and gases by retaining impurities in carbon granules. The division is a worldwide supplier of activated carbon for liquid, air and gas filtration systems and is a leading manufacturer of specialty impregnated carbons used in applications where the capacity of activated carbons can be significantly increased. A full range of activated carbons manufactured from coconut shell, coal, wood, along with other adsorbents such as modified clay media, bone char, and anthracite are offered for use in:

     - adsorption equipment, both standard and custom configurations, primarily for separation of solvents from air

     - bioreactors and bioscrubbers in which contaminants are destroyed using biological microbes

     - corrosive gas control systems to protect expensive electronic operated controls

     - distillation equipment for separation applications

     - systems that control emissions from volatile organic compounds

     - area filtration systems for the removal of both vapor phase and particulate contaminants

     - indoor air quality systems

     - odor control systems

     - soil vapor extraction systems

     - solvent recovery systems engineered and installed on a turn-key basis, to recover valuable solvents

     This division's products and systems are sold worldwide using a combination of direct sales and sales representatives. For the nine months ended June 30, 1999, net sales for this division were approximately $42.1 million.

EUROPEAN WATER AND WASTEWATER DIVISION

     The European water and wastewater division provides products and systems similar to the separations division but focusing specifically on the European, African and Asian municipal and industrial markets.

     The European water and wastewater division, with principal locations in Sweden, Germany and the United Kingdom, offers its products under various proprietary names, including:

     - Dynasand(TM) continuous sand filters

     - Lamella(TM) separators

     - Zickert(TM) bottom scrapers

     - Noxon(TM) centrifuges

     - MEVA(TM) fine screens

The products are sold separately or as an engineered turn-key solution. For the nine months ended June 30, 1999, net sales for the division were approximately $35.6 million.

OPERATING AND SALES STRATEGY

     Waterlink has adopted a decentralized approach to the operational management of our divisions. While functions such as strategic planning, financial reporting, treasury, communications and risk management are centralized in Waterlink's corporate headquarters, local management at each of our five divisions is primarily responsible for the day-to-day operation of the division's business. Waterlink also provides our divisions with financial resources, management expertise, and customer and market access, which would be unavailable to each division individually. Waterlink expects to realize significant improvement in internal growth rates due to increased marketing efforts and the opportunities to "cross-sell" products. As customers increasingly seek to reduce their vendor base, outsource their non-core tasks and find integrated solutions, the ability of each of our divisions to offer the complementary equipment and services of other divisions increases the competitiveness of Waterlink. For example, the separations division can team with the pure water division and the biological division to offer both pure water and wastewater solutions to a customer. Additionally, Waterlink's design/build capabilities allow us to design systems that utilize a broad array of Waterlink's products and provide opportunities for our specialty products division. Waterlink also experiences cross-selling opportunities from a geographic and customer standpoint. For example, our European water and wastewater division has introduced our other divisions' systems, equipment and services into the European market. Likewise, we have introduced the European water and wastewater division's systems, equipment and services into our domestic market.

     We sell our systems, equipment and services primarily through approximately 80 direct sales personnel and approximately 250 independent sales organizations. Waterlink also sells through licensees, principally in the Asia-Pacific region as well as in Europe. To a lesser extent, Waterlink sells through water treatment distributors, which take title to equipment for resale to the end-user. Waterlink seeks to have a single sales organization within a particular market in order to foster a close relationship with its sales representatives and present a cohesive image to the marketplace. The independent sales representatives typically will identify sales opportunities, and then work together as a team with Waterlink's direct sales force, which has greater technical and product knowledge, to complete the sale and service the customer. Waterlink's direct sales force generally plays a more primary role in sales of Waterlink's design/build solutions.

     While we have received contract awards in excess of $5 million, Waterlink is focusing its marketing efforts on contract awards of up to approximately $4 million. We believe that competition is more fierce for larger contract awards and the timing of these awards is more unpredictable.

     To help facilitate revenue growth, and better serve our customer base, Waterlink has formed a centralized marketing and sales team of three individuals whose primary focus is to position Waterlink in the marketplace as an important independent solution provider for municipal and industrial water and wastewater requirements. This centralized sales and marketing approach will also utilize technical divisional expertise and the market knowledge of our geographically based independent representatives to focus on market opportunities. One of these opportunities appears to be a national accounts program through which we intend to provide water and wastewater solutions to major engineering and industrial companies. Waterlink's centralized marketing and sales team is preparing to focus initially on engineering and construction firms and key industrial accounts in the food and beverage and pulp and paper industry.

     A representative from each of our divisions, along with Waterlink's executive officers and other key employees, form Waterlink's senior management team, which meets on a frequent basis to facilitate the interchange of information and enhance cross-selling opportunities.

COMPETITION

     Despite an accelerating trend toward consolidation, the water purification and wastewater treatment industry remains fragmented and highly competitive due to the large number of competitors within each product area. Waterlink has a significant number of competitors, including a number of integrated suppliers and equipment manufacturers, some of which are larger and have greater resources than Waterlink. We believe that success in this market is based on the ability to offer appropriate technology, influence specifications, have strong distribution, maintain respect within the consulting and engineering community, finance and bond projects awarded, provide timely delivery, and maintain a reputation for service and parts support after the sale. Additionally, in the municipal arena, the ability to meet bid specifications and to set pricing are often primary considerations. Waterlink believes that its technologies and cost structures as well as its strong local presence in international markets enable it to compete effectively against these companies.

     We believe that new entrants will play a significant role in the United States municipal markets as privatization contracts for water and wastewater concessions are expected to grow in size and importance. We believe that as an independent supplier of water and wastewater solutions and equipment to these service providers, we can provide a sound alternative to our competition.

     Waterlink's primary competitors include operating subsidiaries of Vivendi formally known as Compagnie Generale des Eaux and its recent acquisition of U.S. Filter Corporation, Suez de Lyonaise des Eaux, Calgon Carbon Corporation; Parkson Corporation; Ionics, Incorporated; Alpha Laval and Humbolt KHD.

ACQUISITION STRATEGY

     In order to achieve its objective of becoming a leading international provider of integrated water purification and wastewater treatment solutions, Waterlink has in the past pursued an aggressive acquisition-based growth program.

     Waterlink's acquisition strategy has been curtailed during fiscal 1999 due to the effort required to complete the 1999 plan and as a result of Waterlink's leverage. Proceeds from this offering are not expected to be utilized for acquisition activity.

     Waterlink intends to continue to use various combinations of its common stock, cash and notes as consideration for future considerations. The consideration for each future acquisition will vary on a case-by-case basis depending on Waterlink's operating performance and the historic operating results and future prospects of the business to be acquired. Waterlink intends to finance future acquisitions through funds provided by operations and if available, bank borrowings and proceeds of future equity and debt financing.

CUSTOMERS

     Waterlink markets its products and services to two primary categories of customers: industrial users which require water for their manufacturing processes and treat their wastewater and municipal customers which produce drinking water and treat wastewater. Waterlink has a diverse customer base, with no customer representing 10% or more of Waterlink's sales for the nine months ended June 30, 1999.

     Waterlink's industrial customers include many "Fortune 500" companies and their counterparts outside of the United States. Industries served include the pharmaceutical, electronic and microelectronic, pulp and paper, chemical, petrochemical, food, beverage, printing, automotive and other heavy manufacturing industries. For the nine months ended June 30, 1999 approximately 74.1% of Waterlink's net sales were derived from industrial sales.

     The municipal market is highly competitive. Municipal markets in the United States, Canada and western Europe are more regulatory driven than municipal markets in other regions. Waterlink utilizes specialized distribution channels to service the municipal market and is skilled at participating in the municipal bidding process. Waterlink focuses its efforts on smaller municipal projects which Waterlink believes its product lines are best suited to serve. Waterlink believes that the municipal business is important to its overall success because of its large market size. For the nine months ended June 30, 1999 approximately 25.9% of Waterlink's net sales were derived from municipal sales.

BACKLOG

     Total backlog as of June 30, 1999 was $46.0 million as compared to total backlog of $44.5 million at September 30, 1998. Waterlink had a backlog, consisting of written purchase orders for capital goods equipment of $39.8 million as of June 30, 1999 as compared to $38.1 million as of September 30, 1998. In addition, at June 30, 1999, Waterlink had $6.2 million of firm commitments to purchase recurring revenue products from its specialty products division as compared to $6.4 million as of September 30, 1998. Waterlink expects that virtually all of the backlog at the beginning of a fiscal year will be filled during that year. Backlog, and therefore sales, may vary from quarter to quarter as a result of large projects being booked during any quarter and varying project delivery schedules. In addition, the orders have varying delivery schedules and Waterlink's backlog as of any particular date may not be representative of actual net sales for any succeeding period.

PROCESS AND PRODUCT WARRANTY AND PERFORMANCE GUARANTEES

     Consistent with industry practices, we generally offer a warranty on finished products for one year or in some cases 18 months from sale and 12 months from installation. The costs associated with warranty expense have not been material. In connection with providing certain products and design/build services to our customers, Waterlink is sometimes required to guarantee that our products or services will attain specified levels of quality or performance. If a product fails to perform according to a warranty, or a project fails to attain the guaranteed level of quality, and if we are unable to effect a satisfactory replacement or cure within the prescribed period of time, Waterlink could incur financial penalties, in the form of liquidated damages, or could be required to remove and replace the equipment or repeat the service in order to meet the specifications. To date, Waterlink has not incurred any material payment or other obligations pursuant to such performance guarantees.

RAW MATERIAL AND SUPPLIES

     The raw materials and components used in Waterlink's products are commonly available commodities such as stainless steel, carbon steel, plastic, tubing, wiring, electrical components, pumps, valves, compressors, pressure vessels, oleophilic media, reverse osmosis membranes and sand. Waterlink's systems are fabricated from these materials and assembled together with products bought from other companies to form an integrated system. In addition, the specialty products division is dependent on the importation of coconut shell carbon from the Asia and the supply of coal based carbon from domestic and Asian sources. Waterlink is not dependent upon any single supplier, and if any supplier were to become unable to perform, Waterlink believes a substitute source could readily be found. Waterlink has generally been able to pass on price increases for raw materials and components to its customers. Waterlink is not a party to any material long-term fixed price supply contracts.

GOVERNMENT REGULATION

     Federal, state, local and foreign environmental laws and regulations necessitate substantial expenditures and compliance with water quality standards by generators of wastewater and wastewater by-products and impose liabilities on such entities for noncompliance. Environmental laws and regulations and their enforcement are, and will continue to be, a significant factor affecting the marketability of the solutions, systems and equipment provided by Waterlink.

     Many of the countries in which Waterlink operates or in which our customers are located, including the United States, Canada and countries in western Europe, Latin America, and the Asia-Pacific region, have adopted requirements that govern water quality, wastewater treatment, and wastewater by-products and the solutions, systems and equipment provided by Waterlink. These requirements and their enforcement vary by country, but in general establish water quality, use and disposal standards, set wastewater effluent discharge limits, and prescribe standards for the protection of human health and safety and the environment. In each country, Waterlink monitors the status and impact of local environmental regulation and enforcement as it relates to the marketability of the solutions, systems and equipment provided by Waterlink.

     Any changes in applicable environmental standards and requirements or their enforcement may affect the operations of Waterlink by imposing additional regulatory compliance costs on Waterlink's customers, requiring the modification of and/or affecting the market for Waterlink's solutions, systems and equipment. To the extent that demand for Waterlink's solutions, systems and equipment is created by the need to comply with these enhanced standards and requirements or their enforcement, any modification of the standards and requirements or their enforcement may reduce demand, thereby adversely affecting Waterlink's business prospects. Conversely, changes in applicable environmental laws imposing additional regulatory compliance standards and requirements or causing stricter enforcement of these laws or regulations could increase the demand for Waterlink's systems, equipment and services.

PATENTS, TRADEMARKS AND LICENSES

     We currently own a number of United States and foreign patents, and registrations for United States service marks and trademarks. While each is of value, Waterlink generally does not consider any of them to be material to our business, although, as Waterlink has grown and its presence has been extended, our Waterlink(SM) mark has become more widely known and the goodwill associated with it has increased.

EMPLOYEES

     At June 30, 1999, Waterlink had approximately 638 employees at our various locations. Approximately 51 people are covered under collective bargaining agreements in the United States. All of Waterlink's hourly employees in Europe are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

PROPERTIES

     We lease our corporate offices, consisting of approximately 7,000 square feet located in Canton. In addition, our subsidiaries lease facilities for office space and manufacturing in the United States in Santa Fe Springs, California; Clearwater and West Palm Beach, Florida; Lake Bluff and Addison, Illinois; Manhattan, Kansas; Fall River, Massachusetts; Grand Rapids, Michigan; Sparks, Nevada; and The Woodlands, Texas; and outside the United States in Holstebro, Denmark; Lancashire, England; Vanda, Finland; Neuss-Grimlinghausen, Germany; and Mariestad, Frolunda, Kungsbacka, and Nynashamn, Sweden; and own facilities for office space and manufacturing in Columbus, Ohio; Winnipeg, Manitoba, Canada; and Fjaras, Sweden. The expiration dates for these leases range from August 1999 to March 2011.

     We believe that each of our facilities is in good condition and will continue to remain suitable for its current purpose. We may add improvements to the properties listed above. We anticipate using our properties for purposes consistent with their present use. In the event any of the facilities becomes unavailable upon termination of the existing lease, we believe we would be able to find a suitable alternative facility without any significant adverse impact to us or our operations. We believe our properties are adequately covered by insurance.

LEGAL PROCEEDINGS

     From time to time in the normal course of our business, we become a party to litigation. Most of this litigation involves claims for personal or employment related injury or property damage incurred in connection with our operations. We are not a party to any material litigation and believe that none of our litigation will have a material adverse effect on our business or financial results.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their respective ages and positions are set forth below.

NAME                     AGE                       POSITION
----                     ---                       --------
Theodore F.
  Savastano............  62    Director, Chairman of the Board
T. Scott King..........  47    Director, President and Chief Executive Officer
John R. Miller.........  61    Director
Robert P. Pinkas.......  45    Director
Rollin S. Reiter.......  71    Director
Dr. Paul M. Sutton.....  51    Director
Michael J. Vantusko....  42    Chief Financial Officer

     Set forth below is biographical information for our executive officers and directors listed above.

     THEODORE F. SAVASTANO is the founder of Waterlink and has been chairman of the board since its inception in December 1994. He served as chief executive officer of Hunter Environmental Services, Inc., a multi-disciplined environmental company from August 1985 to January 1988 and as chief executive officer and founder of Summit Environmental Group, Inc., a full-service environmental consulting engineering company from August 1988 to May 1994.

     T. SCOTT KING was elected president and chief executive officer of Waterlink effective June 8, 1998 and was elected to the board on September 3, 1998. Prior to joining Waterlink, Mr. King served as president and general manager, consumer brands, a significant division of The Sherwin-Williams Company since February 1992. Prior thereto, Mr. King served as vice president, director of sales and marketing, consumer division since June 1987.

     JOHN R. MILLER was elected to the board in March 1997. Since 1988, Mr. Miller has been president, chief executive officer and a director of TBN Holdings Inc., a resource recovery and recycling company. Mr. Miller has previously served as a director and chairman of the board of the Federal Reserve Bank of Cleveland and as president, chief operating officer and a director of The Standard Oil Company. Mr. Miller serves on the board of directors of Eaton Corporation, a global manufacturer of highly engineered products which serve industrial, vehicle, construction, commercial and aerospace markets; and of Cambrex Corporation, a leading supplier of specialty and fine chemicals.

     ROBERT P. PINKAS, a director since the inception of Waterlink, is chairman of the board, chief executive officer, treasurer and a director of Brantley Capital Corporation, a business development corporation, and chairman of the board, chief executive officer, treasurer and a manager of Brantley Capital Management, L.L.C., an investment adviser. Mr. Pinkas also serves as managing general partner of Brantley Venture Partners, a venture capital firm that makes investments through its various partnership funds. Mr. Pinkas founded and has been affiliated with the Brantley entities for more than the past five years. Additionally, Mr. Pinkas is a director of Quad Systems Corporation, Gliatech, Inc., Pediatric Services of America, Inc. and Medirisk, Inc.

     ROLLIN S. REITER was elected to the board in March 1997. Mr. Reiter was vice president of sales and marketing, dairy, for Dean Foods Co., a grocery and food service company in Franklin Park, Illinois from 1990 through 1993, when he retired. Prior to that, Mr. Reiter was president of the Reiter Dairy Company in Akron, Ohio from 1968 through 1990.

     DR. PAUL M. SUTTON was elected to the board in January 1997. Since 1987, Dr. Sutton has served as president of P.M. Sutton & Associates, Inc., an environmental process engineering company providing services to private industry and government organizations.

     MICHAEL J. VANTUSKO, a certified public accountant, joined Waterlink on January 1, 1997 as chief financial officer. From October 1995 to December 1996, he served as chief financial officer of Waxman Industries, Inc., a packager and distributor of plumbing, electrical and hardware products. From February 1994 to September 1995, Mr. Vantusko served as president, chief operating officer, and chief financial officer of Overdrive Systems, Inc., an emerging software developer of electronic books. From 1979 to 1994, he was employed by The Fairchild Corporation (formerly Banner Industries, Inc.) where he held several positions, including chief financial officer of Fairchild's largest wholly-owned operating division from 1990 to 1994 and vice president of Fairchild from 1986 to 1990.

COMPOSITION OF OUR BOARD OF DIRECTORS AND COMMITTEES

     Our board of directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the whole number of the board of directors. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for such class expires. Upon election, directors will serve thereafter for three years, and hold office until their successors are elected and qualified. There are currently six members of the board of directors. The term of Class I directors will expire in 2001, the term of Class II directors in 2002 and the term of Class III directors in 2000.

     Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating committee.

     During the fiscal year ended September 30, 1998, the board held five meetings. Messrs. John R. Miller, Rollin S. Reiter and Dr. Paul M. Sutton (Chairman) serve on the audit committee, Messrs. John R. Miller, Robert P. Pinkas, Rollin S. Reiter (Chairman) and Dr. Paul M. Sutton serve on the compensation committee and Messrs. John R. Miller, Robert P. Pinkas and Dr. Paul
M. Sutton (Chairman) serve on the nominating committee. Each of the directors attended 75% or more of all meetings of the board and of its committees of which he was a member.

AUDIT COMMITTEE

     The audit committee acts as a liaison between Waterlink's independent auditors and the board of directors, reviews the scope of the annual audit and the management letter associated therewith, reviews Waterlink's annual and quarterly financial statements and reviews the sufficiency of Waterlink's internal accounting controls. The audit committee held two meetings during fiscal 1998.

COMPENSATION COMMITTEE

     The general functions of the compensation committee include approval (or recommendation to the board of directors) of the compensation arrangements for senior management, directors and other key employees, review of benefit plans in which officers and directors are eligible to participate and periodic review of the equity compensation plans of Waterlink and the grants under such plans. The compensation committee administers the 1997 omnibus incentive plan, the 1995 stock option plan, the 1997 non-employee director stock option plan and the employee stock purchase plan. The compensation committee held two meetings during fiscal 1998.

NOMINATING COMMITTEE

     The nominating committee makes recommendations concerning the organization, size and composition of the board of directors and its committees, proposes nominees for election to the board of directors and its committees and considers the qualifications, compensation and retirement of directors. The nominating committee did not meet during fiscal 1998. The nominating committee will consider nominations of persons for election as directors that are submitted by stockholders in writing in accordance with requirements set forth in our By-Laws.

DIRECTOR REMUNERATION

     Directors who are employees of Waterlink receive no compensation, as such, for service as members of the board of directors or any committees of the board of directors.

     Waterlink compensates only those directors who are not employees of Waterlink for their participation as directors. They receive an annual retainer of $10,000. In addition, they receive $750 for each meeting of the board of directors (in excess of the four regularly scheduled meetings) or any committee of the board attended by them (other than meetings of any committee on a day on which the board also meets), and $250 for each additional telephonic meeting of the board of directors or any committee of the board of directors. All directors are reimbursed for out of pocket expenses incurred in attending meetings of the board of directors or committees and for other expenses incurred in their capacity as directors.

     In addition, directors who are not Waterlink employees receive for each year of service on the board of directors, options under our 1997 non-employee director stock option plan. The per share exercise price of options granted under the director plan is the fair market value of the common stock on the date of grant. The exercise price for these options is payable in cash or in shares of common stock valued at fair market value at the time of exercise, or a combination of cash and shares. Waterlink may establish "cashless exercise" procedures, to allow a director to exercise an option and arrange for a simultaneous sale of the underlying common stock, with the exercise price being paid from the proceeds of that sale. Options granted under the director plan will expire ten years after the date of grant. Of the options, 25% may be exercised after one year from the date of grant, 50% after two years, 75% after three years and 100% after four years.

     Messrs. Miller, Reiter and Sutton were each granted an option to purchase 3,000 shares of common stock in connection with his election to the board of directors. In addition, on May 23 of each year, the anniversary of the date the director plan became effective, each non-employee director who has served as a director for at least six months is automatically granted an option to purchase 5,000 shares of common stock.

     The director plan is administered by Waterlink's compensation committee. Since the principal terms of the option grants are specified in the director plan, the compensation committee has no discretion to select which directors receive options, the number of shares of common stock subject to options or the exercise price of options.

     During fiscal 1998 Waterlink paid $3,000 to Dr. Paul M. Sutton, a director, for consulting services he performed.

EXECUTIVE COMPENSATION

     The following table presents information regarding compensation we paid to our chief executive officer and our other executive officers whose salary and bonus together exceeded $100,000 in fiscal 1998. We refer to these individuals collectively as the "Named Executive Officers." The compensation described in the table does not include benefits which are generally available to all our salaried employees and perquisites and other personal benefits which do not exceed the lesser of $50,000 or 10% of the officer's salary and bonus shown in the table.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                          ANNUAL COMPENSATION               COMPENSATION AWARDS
                                 -------------------------------------    -----------------------
                                                          OTHER ANNUAL    RESTRICTED   SECURITIES
NAME AND                                                  COMPENSATION      STOCK      UNDERLYING      ALL OTHER
PRINCIPAL POSITION        YEAR   SALARY($)    BONUS($)        ($)         AWARDS($)    OPTIONS(#)   COMPENSATION($)
------------------        ----   ---------    --------    ------------    ----------   ----------   ---------------
Theodore F. Savastano...  1998   $240,000     $ 45,000(3)          --        --              --               --
  Chairman of the         1997   $234,013     $125,000     $1,050,000(5)     --         100,000       $1,658,750(6)
    Board of Directors    1996   $225,800           --             --        --         100,000               --
T. Scott King(1)........  1998   $108,750     $ 50,000(4)          --        --         400,000       $    1,004(7)
  Chief Executive         1997         --           --             --        --              --               --
    Officer and           1996         --           --             --        --              --               --
      President
Michael J. Vantusko.....  1998   $162,500     $ 40,000(3)          --        --          20,000       $    1,425(7)
  Chief Financial         1997   $123,500(8)  $ 50,000             --        --         225,000       $      390(7)
    Officer
                          1996         --           --             --        --              --               --
Chet S. Ross(2).........  1998   $160,000     $ 45,000(3)          --        --              --       $  132,791(9)
  Former Chief Executive  1997   $234,013     $125,000             --        --         300,000       $      620(7)
    Officer and           1996   $225,800           --             --        --         220,000               --
      President

-------------------------

(1) The board elected Mr. King to be our president and chief executive officer effective June 8, 1998. Salary and other compensation for 1998 represent amounts from June 8, 1998 through September 30, 1998. For terms of Mr. King's compensation, see "Employment Agreements," below.

(2) Effective June 5, 1998, Mr. Ross resigned as our president and chief executive officer. The amounts shown as salary and bonus do not reflect severance compensation paid to Mr. Ross during 1998 and described in footnote 9 below.

(3) In January 1998 bonus payments were made which represent deferred payments in connection with our initial public offering. No other bonus amounts were earned or paid to these individuals during fiscal 1998.

(4) Mr. King's employment agreement provided for a bonus of $50,000 upon signing. No other bonus amount was earned by or paid to Mr. King during fiscal 1998.

(5) Represents $1,050,000 of gross-up payment for tax liabilities incurred by Mr. Savastano upon exercise of the non-qualified stock options described in footnote 6, below, which was paid to Mr. Savastano pursuant to his 1994 employment agreement with Waterlink.

(6) The amount shown represents compensation related to the exercise of 100,000 non-qualified stock options received by Mr. Savastano pursuant to the terms of his 1994 employment agreement. The options were exercisable upon consummation of our initial public offering. The compensatory amount was determined by multiplying the number of options exercised by the difference between the market value at the date of exercise ($16.6875) and the exercise price of $.10 per share.

(7) This represents Waterlink's "match" payment relating to our 401(k) Plan.

(8) This represents salary from January 1, 1997, the date Mr. Vantusko began working for us.

(9) This represents payments of $130,000 made in accordance with Mr. Ross' employment agreement of May 23, 1997 and with the agreement entered into in June 1998 in connection with his resignation and $2,791 which represents Waterlink's "match" payment relating to our 401(k) Plan.

STOCK OPTION GRANTS

     The following table designates each grant of stock options made to the Named Executive Officers during fiscal 1998. The per share exercise price of options granted under our stock option plans is the fair market value of the common stock on the date of grant. Waterlink has not yet granted stock appreciation rights, or SARs. Amounts under the column heading "Potential Realizable Value..." represent hypothetical gains that could be achieve for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock price growth. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, are dependent on the actual future performance of our common stock which will benefit all stockholders.

                             OPTION GRANTS IN LAST
                                  FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                              -------------------------------------------------------
                                             PERCENT OF                                  POTENTIAL REALIZABLE VALUE
                              NUMBER OF     TOTAL OPTIONS                                AT ASSUMED ANNUAL RATES OF
                              SECURITIES     GRANTED TO                     EXERCISE     STOCKS PRICE APPRECIATION
                              UNDERLYING      EMPLOYEES                        OF             FOR OPTION TERM
                               OPTIONS         FISCAL        BASE PRICE    EXPIRATION    --------------------------
NAME                          GRANTED(#)        YEAR           ($/SH)         DATE          5%($)         10%($)
----                          ----------    -------------    ----------    ----------    -----------    -----------
Theodore F. Savastano.......        --            --                --           --              --             --
T. Scott King...............   400,000          50.0%         $  7.625      8/18/08      $1,918,129     $4,860,915
Michael J. Vantusko.........    20,000           2.5%         $13.1875       4/3/08      $  165,871     $  420,350
Chet S. Ross................        --            --                --           --              --             --

STOCK OPTION EXERCISES

     The following table describes exercises of stock options during fiscal 1998 by each of the Named Executive Officers and their stock options outstanding as of September 30, 1998. Waterlink has not granted stock appreciation rights. None of the outstanding stock options are "in-the-money" since the exercise price of all options are in excess of the market price for common stock on September 30, 1998.

               AGGREGATED OPTION EXERCISE IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF
                                                                  SECURITIES           VALUE OF
                                                                  UNDERLYING         UNEXERCISED
                                                                 UNEXERCISED         IN-THE-MONEY
                                                                   OPTIONS             OPTIONS
                                                                  AT FISCAL           AT FISCAL
                                   SHARES                        YEAR-END(#)         YEAR-END($)
                                 ACQUIRED ON       VALUE        EXERCISABLE(E)      EXERCISABLE(E)
NAME                             EXERCISE(#)    REALIZED($)    UNEXERCISABLE(U)    UNEXERCISABLE(U)
----                             -----------    -----------    ----------------    ----------------
Theodore F. Savastano..........         --             --          100,000(E)            --(E)
                                                                        --(U)            --(U)
T. Scott King..................         --             --               --(E)            --(E)
                                                                   400,000(U)            --(U)
Michael J. Vantusko............         --             --          100,000(E)            --(E)
                                                                    95,000(U)            --(U)
Chet S. Ross...................    220,000       $756,563          300,000(E)            --(E)
                                                                        --(U)            --(U)

EMPLOYMENT AGREEMENTS

     Mr. Savastano entered into an employment agreement with Waterlink in 1997 which provides for him to serve as chairman of the board for an initial term of three years subject to automatic one-year extensions on each anniversary of the agreement until mandatory retirement at age 65. He is paid an annual base salary of $240,000. Mr. Savastano participates in Waterlink's annual incentive bonus plan which entitles him to earn annually an amount ranging from zero to 150% of his base salary if performance goals established by the board of directors are achieved. If Mr. Savastano's employment is terminated without cause or if he terminates his employment for good cause, he will receive an amount equal to the present value of twice the sum of his base salary in effect when terminated and the annual bonus paid to him for that fiscal year if calculable, and if not calculable, then the bonus paid to him with respect to the prior fiscal year, except during fiscal 1999, during which the annual bonus paid is deemed to be equal to his base salary. If the payment is as a result of a change of control and the termination occurs within one year of the change of control, the amount payable to Mr. Savastano will be paid in a lump sum. In either event, if the amounts payable to Mr. Savastano are "excess parachute payments" for federal tax purposes, Mr. Savastano will be paid an additional amount to offset any taxes payable with respect to the excess parachute payment and the additional payment. He is also restricted from competing with Waterlink during the term of his agreement and for 24 months following its termination. If a change of control of Waterlink occurs during fiscal 1999 and Mr. Savastano had his employment terminated without cause or he terminated his employment for good cause, he would have been entitled to a payment of $1,025,000.

     Mr. King entered into an employment agreement with Waterlink in 1998 which provided for him to serve as president and chief executive officer for an initial term of three years subject to automatic one-year extensions on each anniversary of the agreement until mandatory retirement at age 65. He is paid an initial annual base salary of $300,000. Mr. King participates in Waterlink's annual incentive bonus plan which entitles him to earn annually an amount ranging from zero to 150% of his base salary if performance goals established by the board of directors are achieved. He was also paid a $50,000 signing bonus. If Mr. King's employment is terminated without cause or if he terminates his employment for good cause, he will receive an amount equal to the present value of one and one-half times the sum of his base salary in effect when terminated and the annual bonus paid to him with respect to that fiscal year if termination occurs after the first four months of the fiscal year, and if termination occurs during the first four months of a fiscal year, then the bonus, if any, paid to him with respect to the fiscal year immediately preceding the year in which his employment was terminated, except during fiscal 1999, during which the annual bonus paid is deemed to be equal to his base salary. If any of the payments payable to Mr. King under these circumstances are "excess parachute payments" for federal tax purposes, Mr. King is to be paid an additional amount to offset any tax payable with respect to the excess parachute payment and the additional payment. He is also restricted from competing with Waterlink during the term of his agreement and for 18 months following its termination. If a change of control of Waterlink occurs during fiscal 1999 and Mr. King had his employment terminated without cause or he terminated his employment for good cause, he would have been entitled to a payment of $950,000. Mr. King was granted options to purchase 400,000 shares of common stock at $7.625, which was then the fair value. Those options vest in four equal installments beginning on May 21, 1999 subject to acceleration.

     Mr. Vantusko entered into an agreement with Waterlink in 1997 which provides for him to serve as chief financial officer for initial terms of three years subject to automatic one-year extensions on each anniversary of the agreement. He was paid an annual base salary of $150,000. Mr. Vantusko participates in Waterlink's annual incentive plan which entitles him to earn annually an amount ranging from zero to 150% of his base salary if performance goals established by the board of directors are achieved. If Mr. Vantusko's employment is terminated without cause or if he terminates his employment for good cause, he will receive an amount equal to the sum of his base salary in effect when terminated and the annual bonus paid to him for that fiscal year if calculable, and if not calculable, then the bonus paid to him with respect to the prior fiscal year, except during fiscal 1999, during which the annual bonus paid is deemed to be equal to his base salary. He is also restricted from competing with Waterlink during the term of his agreement and for 12 months following its termination. If a change of control of Waterlink occurs during fiscal 1999 and Mr. Vantusko had his employment terminated without cause or he terminated his employment for good cause, he would have been entitled to a payment of $425,000. In 1997, Mr. Vantusko was granted options to purchase 100,000 shares of common stock at $11.00 per share, the initial offering price of the common stock sold in our initial public offering. This option vests in four equal annual installments beginning on May 23, 1998, subject to acceleration. Effective April 1, 1999, Mr. Vantusko's annual base salary was increased to $200,000.

     Chet Ross entered into an agreement with Waterlink to resign his employment in June, 1998. Mr. Ross had served as president and chief executive officer since 1995. Pursuant to the agreement, Mr. Ross's employment terminated on June 5, 1998 at which time he also resigned as a director. Mr. Ross will receive $780,000 payable in 48 equal semi-annual installments. He also retained for up to two years standard executive employee medical and similar benefits. Stock options to purchase 300,000 shares of common stock granted to him in May 1997 with an exercise price of $11.00 per share, which options are exercisable until January 10, 2000, subject to agreed-upon volume limitations, became vested. Mr. Ross agreed to maintain as confidential information he had access to while employed by Waterlink. Mr. Ross is restricted from competing with Waterlink until June 4, 2000.

BENEFIT PLANS

     Waterlink currently has several stock option plans including our omnibus incentive plan, 1995 stock option plan, employee stock purchase plan and 1997 non-employee director stock option plan. Our omnibus incentive plan, 1995 stock option plan, stock purchase plan and director plan are intended to encourage ownership of common stock by directors, officers and other key employees and advisors of Waterlink, to encourage their continued employment with us and to provide them with additional incentives to promote our success. Each of the plans are administered by the compensation committee of the board of directors. The compensation committee has the full power and authority, subject to the provisions of each plan, to designate participants, grant awards and determine the terms of all awards. Generally, all awards granted are subject to adjustment upon a recapitalization, stock split, stock dividend, merger, reorganization or other similar event affecting the common stock, subject to the terms of each plan. Awards are not transferable, other than by will or the laws of descent and distribution or, in certain circumstances, pursuant to a qualified domestic relations order. An award may be exercised only by the holder or the holder's representative in the event of death or disability. The board of directors may amend each of the plans, but no amendment without the approval of the stockholders may be made if stockholder approval is required under applicable law. Additionally, no amendment may impair any rights of any holder of an award previously granted under any plan without the holder's consent.

THE OMNIBUS INCENTIVE PLAN

     GENERAL INFORMATION. Our omnibus incentive plan provides for compensatory equity based awards. There are reserved for issuance an aggregate of up to 5,000,000 shares of common stock, or a lesser number calculated based upon a formula using the number of awards granted under other benefit plans. Awards may be granted for no consideration and consist of stock options, stock awards, SARs, dividend equivalents, other stock based awards (such as phantom stock) and performance awards consisting of any combination of the foregoing. The omnibus plan was approved by our board of directors and stockholders in May 1997, and again by our stockholders in January 1998 and will terminate on the tenth anniversary of the date of approval by our board of directors.

     STOCK AWARDS. Our compensation committee has the right to grant awards of shares of common stock which are subject to such restrictions, including restrictions on transferability and limitations on the right to vote or receive dividends with respect to the restricted shares, and such terms regarding the lapse of restrictions as the compensation committee deems appropriate. Generally, upon termination of employment for any reason during the restriction period, restricted shares will be forfeited to Waterlink.

     SARS. Upon exercising an SAR, the holder will be paid the difference between the fair market value of the common stock on the date of exercise and the fair market value of the common stock on the date of the grant of the SAR, less applicable withholding of Federal and state taxes. We may, at our election, pay such difference in cash or in shares of common stock valued at the fair market value of the common stock on the day preceding the date of payment. In no event may (a) an aggregate payment by us during any fiscal year upon the exercise of SARs exceed $100,000, or (b) a holder of an SAR, who is also an employee of Waterlink or our subsidiaries, exercise an SAR if the aggregate amount to be received as a result of his or her exercise of SARs in the preceding 12 month period exceeds such employee's current base salary, in each case except as may otherwise be permitted by the compensation committee.

     STOCK OPTIONS. The terms of specific options are determined by the compensation committee. Generally, options will be granted at an exercise price equal to at least 100% of fair market value of the common stock on the date of grant. Each option will be exercisable after the period or periods specified in the option agreement, which will generally not exceed 10 years from the date of grant. Options may be issued in tandem with SARs as a performance award. Upon the exercise of a tandem option, the related SAR will terminate, the value being limited to the credit which can be applied only toward the purchase price of common stock. Upon the exercise of an option, the option holder will pay to us the exercise price plus the amount of the required Federal and state withholding taxes, if any.

THE 1995 STOCK OPTION PLAN

     GENERAL INFORMATION. Our 1995 stock option plan authorizes the grant to officers, key employees, and directors of awards consisting of incentive stock options and non-qualified stock options. There are 1,600,000 shares of common stock reserved for issuance under the 1995 stock option plan. As of July 31, 1999, options for 1,008,075 shares were outstanding, options for 465,000 shares had been granted and exercised, and options for 126,925 shares were unissued.

     Our 1995 stock option plan terminates on February 1, 2005, although the terms of any award may be amended in accordance with the 1995 stock option plan at any date prior to the end of the term of such award. Any awards outstanding at the time of termination of the 1995 stock option plan continue in full force and effect according to the terms and conditions of the award and the 1995 stock option plan.

     STOCK OPTIONS. Our compensation committee may grant incentive stock options, non-qualified stock options, or a combination of the two. The exercise price of each incentive stock option may not be less than the fair market value of the common stock at the date of grant. The exercise price of each incentive stock option granted to any stockholder possessing more than 10% of the combined voting power of all classes of capital stock of Waterlink or our subsidiaries on the date of grant must not be less than 110% of the fair market value on that date, and no such option may be exercisable more than five years after the date of grant. The option price per share of any non-qualified stock option is determined by the compensation committee on the date the option is granted. Options granted are exercisable for a term of not more than ten years from the date of grant.

THE EMPLOYEE STOCK PURCHASE PLAN

     GENERAL INFORMATION. Except as discussed below, employees are eligible to participate in the stock purchase plan if they have been employed by Waterlink or any of our subsidiaries for at least six months and who customarily work more than 20 hours per week and five months per calendar year. There are reserved for issuance upon the exercise of options to be granted under the stock purchase plan an aggregate of 500,000 shares of common stock, subject to adjustment upon the occurrence of certain specific capitalization events. The stock purchase plan will terminate ten years from the date of adoption, and an option shall not be granted under the stock purchase plan after such date. Any options outstanding at the time of termination of the stock purchase plan will continue in full force and effect according to the terms and conditions of the stock purchase plan. As of July 31, 1999, 42,384 shares of common stock were purchased pursuant to the stock purchase plan. Our stock purchase plan was approved by the board of directors and stockholders in May 1997 and again by the stockholders in January 1998.

     The compensation committee administers the stock purchase plan and has sole discretion to determine when offerings will be made under the stock purchase plan, the employees to whom offerings will be made, the number of shares of common stock to be made available in any such offering, the length of the period pursuant to which employees can elect to participate in any offering and the period pursuant to which installment obligations of the option price must be paid.

     TERMS OF OFFERINGS. On the first day of the purchase period, eligible employees who elect to participate in an offering will receive, subject to certain limitations set forth in the stock purchase plan, an option to purchase the number of shares for which such employee has subscribed, at a price determined by the compensation committee. These options will be automatically exercised as of the last business day of the purchase period. Unless the compensation committee determines otherwise, the option price will equal 85% of the fair market value of the common stock on the first day of the purchase period. No option may be granted to an employee who, immediately after the option is granted, owns 5% or more of the value or voting power of all classes of stock of Waterlink or our subsidiaries, after taking into account certain attribution rules. The subscription period and purchase period of any offering made under the stock purchase plan may not together exceed 27 months.

     Subject to limitations set forth in the stock purchase plan, an employee is permitted, at any time prior to the end of the purchase period, to terminate or reduce his or her payroll deductions, to reduce his or her options to purchase or to withdraw all or part of the amount in his or her account, without interest. Upon the termination of the employee's employment with us prior to the last day of the purchase period for any reason other than death or retirement, the employee's only right will be to receive the amount of cash then in such employee's account, without interest.

     In the case of an unusual corporate event such as liquidation, merger, reorganization, or other business combination, acquisition or change in control of Waterlink through a tender offer or otherwise, the board of directors may, in its sole discretion, determine to terminate the purchase period of any offering made under the stock purchase plan as of the last day of the month during which such unusual corporate event occurs, but in the event of any such termination, an option holder will have the right, commencing at least five days prior to the unusual corporate event, to either make a lump sum payment equal to the remaining portion of the purchase price payable under his or her option or to cancel his or her election to purchase shares pursuant to such option.

1997 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     GENERAL INFORMATION. Our 1997 non-employee director stock option plan is intended to encourage our non-employee directors to acquire or increase their ownership of common stock on reasonable terms and to foster a strong incentive for non-employee directors to put forth maximum effort for our continued success and growth. An aggregate of 150,000 shares of common stock have been reserved for issuance under the director plan, subject to adjustment upon the occurrence of certain specified capitalization events. The director plan became effective as of June 27, 1997 and will terminate ten years from that date. Our director plan was approved by the board of directors and stockholders in May 1997.

     The director plan is administered by the compensation committee. The principal terms of the option grants are set forth in the director plan, therefore, the compensation committee will have no discretion to select which directors receive options, the number of shares of common stock subject to options or the exercise price of options.

     TERMS OF OPTIONS. Each non-employee director who becomes a member of the board of directors shall automatically be granted an option to purchase 3,000 shares of common stock. In addition, on each anniversary of the date the director plan became effective, each of our then non-employee directors who has served as a director for at least six months shall automatically be granted an option to purchase 5,000 shares of common stock. The per share exercise price of options granted under the director plan will be the fair market value of the common stock on the date of grant. Options granted under the director plan will expire ten years after the date of grant, subject to earlier termination, and vest equally over a period of four years.

     In the event that a director ceases to be a member of the board of directors, other than by reason of death or disability, an option may be exercised by the director, to the extent the director was entitled to do so at the time he or she ceased to be a member of the board of directors, at any time within three months after he or she ceases to be a member of the board of directors, but not beyond the term of the option. If the director dies or becomes disabled while he or she is a member of the board of directors, or within three months after he or she ceases to be a member of the board of directors, the option may be exercised, to the extent the director was entitled to do so at the time of his or her death, in full by his or her personal representative or distributees at any time within one year after his or her death or disability, but not beyond the term of the option. In the event of the occurrence of a change in control, a director would be entitled to exercise the option in full, but such option would terminate 90 days after the change in control.

                             COMMON STOCK OWNERSHIP

     The following table sets forth the beneficial ownership of our common stock as of July 31, 1999 by our executive officers of Waterlink, each of our directors of Waterlink and all of our executive officers and directors of Waterlink as a group, as well as by each person known by Waterlink to be the beneficial owner of more than 5% of common stock. Beneficial ownership includes shares of common stock subject to options, warrants, rights, or similar obligations exercisable within 60 days of the date of determination for purposes of computing the percentage of the person or group holding such options or warrants. Except as noted, each stockholder has sole voting power and sole investment power with respect to all shares beneficially owned by that stockholder. The columns under the heading "Ownership After This Offering" reflect the beneficial ownership of common stock as of July 31, 1999, modified to include the additional beneficial ownership anticipated from this offering. The percentage computations are based on 12,635,861 shares currently outstanding and 18,935,861 outstanding as modified to include the shares anticipated to be issued in this offering. An asterisk means ownership of less than one percent.

                                                  CURRENT OWNERSHIP                  OWNERSHIP AFTER THIS OFFERING
                                        --------------------------------------   --------------------------------------
                                            SHARES OF                PERCENT         SHARES OF                PERCENT
NAME AND ADDRESS                           COMMON STOCK             OF SHARES       COMMON STOCK             OF SHARES
OF BENEFICIAL OWNER                     BENEFICIALLY OWNED         OUTSTANDING   BENEFICIALLY OWNED         OUTSTANDING
-------------------                     ------------------         -----------   ------------------         -----------
Brantley Venture Partners III, L.P.         2,304,459(3)              17.81%         2,304,459(3)              11.98%
  20600 Chagrin Blvd
  Suite 1150
  Cleveland, Ohio 44122
T. Rowe Price Associates, Inc.              1,208,300(4)               9.56%         1,874,650(4)               9.90%
  100 East Pratt Street
  Baltimore, MD 21202
Dimensional Fund Advisors Inc.                815,000(5)               6.45%           815,000(5)               4.30%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
State of Wisconsin Investment Board           749,500(6)               5.93%           [     ](6)                  []%
  P.O. Box 7842
  Madison, WI 53707
Environmental Opportunities Management        676,000(7)               5.33%           676,000(7)               3.56%
  Co., LLC
  3100 Texas Commerce Tower
  Houston, TX 77002
River Cities Capital Fund Limited             647,950(8)               5.12%           647,950(8)               3.42%
  Partnership
  221 East 4th Street
  Suite 2250
  Cincinnati, OH 45202
Theodore F. Savastano                       1,009,164(9)(10)(11)       7.91%         1,009,164(9)(10)(11)       5.30%
T. Scott King(1)                              125,909(9)(10)              *            125,909(9)(10)              *
Michael J. Vantusko                           185,455(9)(10)           1.45%           185,455(9)(10)              *
Robert P. Pinkas                            2,407,709(9)(12)          18.46%         2,407,709(9)(12)          12.45%
Dr. Paul M. Sutton                             15,050(9)(13)              *             15,050(9)(13)              *
Rollin S. Reiter                               29,250(9)                  *             29,250(9)                  *
John R. Miller                                  9,250(9)                  *              9,250(9)                  *
Chet S. Ross(2)                               603,362(9)               4.66%           603,362(9)               3.14%
All directors and executive officers
as a group (8 persons)                      4,385,149(14)             31.97%         4,385,149(15)             21.91%

-------------------------
(1) The board of directors elected Mr. King to the position of president and chief executive officer of Waterlink effective June 8, 1998.

(2) Effective June 5, 1998, Mr. Ross resigned as president and chief executive officer of Waterlink.

(3) Includes warrants to purchase 304,459 shares of common stock held by Brantley Capital Corporation, an affiliate of Brantley Venture Partners III, L.P. Robert P. Pinkas, a director of Waterlink, is managing general partner of Brantley Venture Partners III, L.P. and has sole voting and investment power with respect to these shares.

(4) Based on its filing on Form 13 G/A dated February 12, 1999. T. Rowe Price Associates, Inc. has sole voting power with respect to 187,900 shares and sole dispositive power with respect to 1,208,300 shares.

(5) Based on its filing on Form 13 G dated February 11, 1999. Dimensional Fund Advisors Inc. is a registered investment advisor and an investment manager for investment companies and other investment vehicles. All of the indicated shares are owned by those investment companies and investment vehicles. Dimensional has disclaimed beneficial ownership of those securities.

(6) Based on its filing on Form 13 G dated February 2, 1999.

(7) Includes warrants issued to entities to purchase an aggregate of 51,000 shares of common stock, as to which entities Environmental Opportunities Management Co., LLC is the general partner and has sole voting and investment power with respect to these shares. Waterlink has been advised that Sanders Morris Mundy, one of the underwriters of Waterlink's initial public offering, in 1997, owns a 75% interest in, and thereby controls, Environmental Opportunities Management Co.

(8) Includes warrants to purchase 22,950 shares of common stock. Waterlink has been advised that Mayson, Inc., an Ohio corporation, is the general partner of the partnership which is the general partner of River Cities Capital Fund Limited Partnership and that Mr. Edwin T. Robinson and Mr. R. Glen Mayfield (both of 221 East 4th Street, Suite 2250, Cincinnati, OH 45202) are the sole officers, directors and shareholders of Mayson, and each has shared voting and investment power with respect to these shares.

(9) Includes options for the indicated optionholder to purchase the indicated shares of common stock, which options are fully vested:

Theodore F. Savastano.......................................   100,000
T. Scott King...............................................   100,000
Michael J. Vantusko.........................................   130,000
Robert P. Pinkas............................................   101,250
Dr. Paul M. Sutton..........................................     4,250
Rollin S. Reiter............................................     4,250
John R. Miller..............................................     4,250
Chet S. Ross................................................   300,000

(10) Includes warrants to purchase the indicated shares of common stock:

Theodore F. Savastano.......................................  16,364
T. Scott King...............................................  10,909
Michael J. Vantusko.........................................   5,455

(11) Mr. Savastano's business address is 4100 Holiday Street, N.W., Canton, OH, 44718.

(12) Includes shares, including the 304,459 warrants referred to in footnote 3 above, which are held by Brantley Venture Partners III, L.P., of which Mr. Pinkas is managing general partner. Mr. Pinkas's business address is 20600 Chagrin Blvd., Suite 1150, Cleveland, OH 44122.

(13) Dr. Sutton disclaims beneficial ownership of 100 shares of common stock held by a member of his family.

(14) Includes options to purchase 744,000 shares of common stock, which are fully vested, and 337,187 warrants (as indicated above). Includes the former president and chief executive officer as part of the group. If he was excluded, the group would consist of seven persons and would beneficially own 3,781,787 shares of common stock or 27.57%.

(15) Includes options to purchase 744,000 shares of common stock, which are fully vested, and 337,187 warrants (as indicated above). Includes the former president and chief executive officer as part of the group. If he was excluded, the group would consist of seven persons and would beneficially own 3,781,187 shares of common stock or 18.89%.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. We believe that the following summary reflects all of the material terms and provisions of our capital stock. Nevertheless, we encourage you to read our fifth amended and restated certificate of incorporation and amended and restated bylaws, each of which is an exhibit to the registration statement of which this prospectus is a part.

COMMON STOCK

     VOTING RIGHTS. The holders of common stock are entitled to one vote for each share held by them upon all matters to be voted on by stockholders. The holders of common stock are not entitled to cumulative votes in the election of directors.

     DIVIDEND RIGHTS. The holders of common stock are entitled to receive dividends out of assets legally available therefor, at such times and in such amounts as the board of directors from time to time may determine, subject to any preferences or rights of any outstanding preferred stock.

     OTHER RIGHTS. In the event of liquidation, dissolution or winding up of the affairs of Waterlink, the holders of common stock would be entitled to share ratably in all assets of Waterlink remaining available for distribution to them after payment of all of our liabilities and the payment of any liquidation preference to any outstanding preferred stock. The holders of common stock have no preemptive rights, redemption rights, or conversion rights, and are not entitled to the benefits of any sinking fund provisions. Each outstanding share of common stock is, and all shares of common stock outstanding upon the completion of this offering will be upon payment therefor, duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority, without any further vote or action by the stockholders, to issue up to 10,000,000 shares of preferred stock from time to time in one or more series and to fix the number of shares, designations, rights, voting powers, preferences and limitations of that preferred stock, including series 1 preferred stock authorized in connection with the stockholders rights plan described below.

     Although it is not possible to state the effect that any issuance of preferred stock might have on the rights of holders of common stock, the issuance of preferred stock may have one or more of the following effects:

     - restrict common stock dividends if preferred stock dividends have not been paid;

     - dilute the voting power and equity interests of holders of common stock to the extent that any preferred stock series has voting rights or is convertible into common stock; or

     - prevent current holders of common stock from participating in the distribution of Waterlink's assets upon liquidation until any liquidation preferences granted to holders of preferred stock are satisfied.

     In addition, the issuance of preferred stock may discourage bids for the common stock at a premium over the market price and could have a material adverse effect on the market value of the common stock. Our board of directors does not presently intend to issue any shares of preferred stock, other than in connection with the stockholders rights plan, referred to below.

REGISTRATION RIGHTS AGREEMENTS

     Pursuant to the terms of a registration rights agreement among us and some of our stockholders, holders of approximately 4,637,573 shares of common stock or securities exercisable for common stock may require us to register their shares of common stock under the Securities Act. These stockholders included Theodore F. Savastano, our chairman of the board, and Brantley Venture Partners III, L.P., River Cities Capital Fund Limited Partnership and Environmental Opportunities Management Co., LLC, some of our significant stockholders. In addition, if we propose to register any shares of common stock under the Securities Act, either for our own account or for the account of other security holders, these stockholders are entitled to receive notice of that registration and may include their shares in that registration. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration, as well as to limit the number held by security holders with registration rights to be included in that registration. We are generally required to pay all registration expenses relating to any registration.

STOCKHOLDER RIGHTS PLAN

     Our board of directors has adopted a stockholder rights plan. The rights plan is designed to help insure that all stockholders of Waterlink receive fair value for their shares of common stock in the event of any proposed takeover of Waterlink and to guard against the use of partial tender offers or other coercive tactics to gain control of Waterlink without offering fair value to Waterlink's stockholders. The rights will cause substantial dilution to any acquiring person that attempts to acquire Waterlink on terms not approved by the board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since, subject to limitations, we may redeem the rights prior to the time that any person or group has become an acquiring person.

     Each outstanding share of common stock, including those offered hereby, includes one right. The right entitles its holder to purchase from Waterlink one one-hundredth of a share of the series 1 preferred stock at a purchase price of $65.00, subject to adjustment. The description and terms of the series 1 preferred stock are in the rights agreement between us and American Stock Transfer & Trust Company, as rights agent, which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference. The rights are not now exercisable, and may never be exercisable. The rights will expire on the earlier of (a) May 23, 2007, unless extended, or (b) their redemption or exchange as described below. Until a right is exercised, it confers no rights to a stockholder.

     In general, until the rights are exercisable, redeemed or exchanged, each right will trade together with and cannot be separated from the underlying share of common stock on which the right was declared. The rights will separate from the common stock if there is a "distribution date." A distribution date would occur on the earlier of:

     - the first public announcement that a person or group, including any affiliate of such person or group, (such person or group, subject to certain exemptions, being an "acquiring person") acquired or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock; or

     - 10 days (or such later date specified by the board of directors prior to the existence of an acquiring person) after the commencement of or the first public announcement of an intent to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

     If a distribution date occurs, the rights would become exercisable and separately tradable, and Waterlink would issue certificates for the rights as soon as possible. Any rights which belong to an acquiring person are null and void.

     When there is an acquiring person, proper provision will be made so that each holder of a right, other than such acquiring person, will have the right to receive upon the exercise thereof, at the then current exercise price of the right, and in lieu of series 1 preferred stock, that number of shares of common stock which at that time would have a market value of two times the exercise price of the right.

     When there is an acquiring person and Waterlink is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right will have the right to receive, upon the exercise at the then-current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of the right.

     The amount of series 1 preferred stock that the holder of a right is entitled to receive upon exercise of the right and the purchase price payable upon exercise of the right are both subject to adjustment. With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price.

     Any rights that are at any time beneficially owned by an acquiring person, or any affiliate or associate of an acquiring person, will be null and void and nontransferable.

     The board of directors may redeem the rights in whole, but not in part, at a redemption price of $.01 per right, at any time before a distribution date. Immediately upon the order of redemption of the rights by our board of directors, and without any further action or notice, the right to exercise the rights will terminate and the only right of holders of rights will be to receive the redemption price. At any time after the time that any person or group becomes an acquiring person and prior to the acquisition by the acquiring person or group of 50% or more of the outstanding common stock, our board of directors may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock per right.

     Before the distribution date, the rights agreement may be amended by Waterlink without the approval of any holders of rights. After the distribution date, the rights agreement may be amended by Waterlink without the approval of any holders of rights in any manner which does not, in the good faith determination of the board of directors, adversely affect the holders of the rights, including amendments which add other events requiring adjustment to the purchase price payable and the number of shares of series 1 preferred stock or other securities issuable upon the exercise of the rights or which modify procedures relating to the redemption of the rights. Under no circumstances may the rights agreement be amended to decrease the stated redemption price or the period of time remaining until the expiration date or to modify a time period relating to when the rights may be redeemed at such time as the rights are not then redeemable.

1997 WARRANTS

     In March 1997, in connection with the execution of a note purchase agreement, we entered into a warrant agreement where we agreed to issue warrants to persons agreeing to purchase the notes. Each warrant entitles the holder to purchase one share of common stock at an exercise price per share of $4.50. None of the notes were issued but 125,000 warrants were issued, of which 62,500 warrants were outstanding on July 31, 1999. The current holders are Brantley Capital Corporation, River Cities Capital Fund Limited Partnership and the entities of which Environmental Opportunities Management Co., LLC is the general partner. See "Common Stock Ownership". The warrants expire on March 6, 2002. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events such as the issuance of securities at prices less than the exercise price then in effect, or upon stock splits, stock dividends, reorganizations, mergers or consolidations. As a result of an exchange of $1,000,000 of convertible subordinated notes for 410,257 shares of common stock, Waterlink and the holders of the outstanding warrants agreed that in lieu of any adjustment of the purchase price, additional warrants to purchase an aggregate of 65,000 warrants with an exercise price of $3.75 were issued to the holders, pro rata. All other terms of these warrants were governed by the original warrant agreement.

BANK WARRANTS

     In February 1997, as additional consideration for Bank of America Illinois entering into our credit agreement, we entered into a warrant agreement where we issued 225,000 warrants to the bank. Each warrant entitles the holder to purchase one share of common stock at an exercise price per share of $4.50. All of the warrants were outstanding on July 31, 1999. The warrants expire on February 19, 2002. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events such as the issuance of securities at prices less than the market price, or upon stock splits, stock dividends, reorganizations, mergers or consolidations.

GUARANTOR WARRANTS

     In 1997, Brantley Venture Partners III, L.P., a significant stockholder of Waterlink, had entered into a guaranty of Waterlink debt, along with other significant shareholders, and had negotiated documentation satisfactory with our senior lenders. In June 1999, in connection with the execution of the fifth amendment of Waterlink's credit agreement, the bank insisted that we obtain guarantees of the repayment of any additional borrowings. We had a very limited period of time to negotiate an amendment with our senior lenders to enable us to borrow under the credit agreement and to avoid being in default. The senior lenders advised us that a guaranty was required and that a new guaranty from Brantley would be acceptable. Brantley agreed to assist us in this process of improving our capital structure and providing a guarantee of $2.3 million of availability for us from our senior lenders, but insisted that each of our executive officers execute a guaranty and assist in this process. Theodore F. Savastano, T. Scott King and Michael J. Vantusko, who are the chairman of the board, chief executive officer and chief financial officer, respectively, of Waterlink, agreed to guarantee, in the aggregate, up to an additional $.3 million. Robert P.

Pinkas, a director of Waterlink, is managing general partner of Brantley. We agreed to grant these guarantors warrants to purchase, in the aggregate, up to 283,637 shares of common stock at an exercise price of $0.01 per share. The warrants are immediately exercisable, expire if unexercised in five years, and contain substantially the same terms as the 1997 warrants referred to above. The guarantors, the amount of Waterlink senior indebtedness guaranteed and the number of shares to be issuable to each upon exercise of warrants granted to them as follows:

                                                 INDEBTEDNESS    NUMBER OF
GUARANTOR                                         GUARANTEED      SHARES
---------                                        ------------    ---------
Brantley Venture Partners III, L.P.............   $2,300,000      250,909
Theodore F. Savastano..........................      150,000       16,364
T. Scott King..................................      100,000       10,909
Michael J. Vantusko............................       50,000        5,455

CERTAIN ANTI-TAKEOVER CONSIDERATIONS

     Our certificate of incorporation and amended and restated bylaws, contain certain provisions which operate only with respect to an extraordinary corporate transaction involving Waterlink or any of our subsidiaries and which are designed to encourage any person who desires to take control of and/or acquire Waterlink to enter into negotiations with the board of directors, thereby making more difficult the acquisition of Waterlink by means of a tender offer, a proxy contest or other non-negotiated means. In addition to encouraging any person intending to attempt a takeover of Waterlink to negotiate with the board of directors, these provisions also curtail that person's use of a dominant equity interest to control any negotiations with the board of directors. Under those circumstances, the board of directors may be better able to make and implement reasoned business decisions and protect the interests of all of the stockholders. A copy of our certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

     CLASSIFIED BOARD OF DIRECTORS. Our certificate of incorporation provides for a classified board of directors in which directors are divided into three classes. Each class is elected for a term of three years expiring at successive yearly intervals. Additionally, subject to any rights of holders of preferred stock, only a majority of the board of directors then in office has the authority to fill any vacancies on the board of directors, including vacancies created by an increase in the number of directors. Moreover, because our certificate of incorporation provides for a classified board of directors, Delaware law provides that the stockholders may remove a member of the board of directors only for cause. The affirmative vote of the holders of at least 80% of the voting power of stock entitled to vote generally in the election of directors is required to remove a director for cause.

     AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BYLAWS. The certificate of incorporation contains provisions requiring the affirmative vote of the holders of at least 80% of the voting power of the stock entitled to vote generally in the election of directors to amend certain provisions of our certificate of incorporation and bylaws, including certain of the provisions discussed above.

     LIMITATIONS ON STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL
MEETINGS. Stockholder action can be taken only at an annual or special meeting of stockholders. Our certificate of incorporation prohibits stockholder action by written consent in lieu of a meeting. Additionally, special meetings of stockholders can be called only by a majority of the entire board of directors or by the president or chairman of the board, subject to any rights of holders of preferred stock. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by or at the direction of the board of directors.

     NOMINATIONS OF DIRECTORS AND STOCKHOLDER PROPOSALS. Our bylaws establish an advance notice procedure with regard to the nomination other than by, or at the direction of, the board of directors of candidates for election as directors and with regard to stockholder proposals to be brought before an annual meeting of stockholders. The nomination procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a stockholder who has given timely written notice to the secretary prior to the meeting at which directors are to be elected, are eligible for election as directors. The business procedure provides that to be properly brought before an annual meeting, business must be specified in the notice of the annual meeting given by or at the direction of the board of directors or brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given timely written notice to the secretary of that stockholder's intention to bring that matter before the meeting. The notice from the stockholder must also meet information requirements, as further set forth in our bylaws.

     If the officer presiding at the meeting determines that a person was not nominated in accordance with the nomination procedure, or that other business was not brought before the meeting in accordance with the business procedure, that person is not eligible for election as a director, or such business is not to be conducted at that meeting, as the case may be.

     FAIR PRICE PROVISION. The certificate of incorporation, in the "fair price provision," requires the approval by the holders of 80% of the voting power of the outstanding capital stock of Waterlink entitled to vote on all matters submitted to the stockholders, generally as a condition for mergers and certain other business combinations involving Waterlink and any holder of more than 10% of such voting power, or an "interested stockholder." The fair price provision does not apply if the transaction is either (a) approved by a majority of the members of the board of directors who are not affiliated with the interested stockholder and who were directors before the interested stockholder became an interested stockholder or (b) certain minimum price and procedural requirements are met. If the transaction satisfies either of these criteria, the usual requirement of applicable law, regulations and other provisions of our certificate of incorporation would apply.

     SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. We are a Delaware corporation subject to section 203 of the Delaware General Corporation Law.
Section 203 provides in general that an interested stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 but less than 85% of such stock may not engage in certain business combinations (as defined in Section 203) with the corporation for a period of three years after the date on which the stockholder became an interested stockholder unless:

     - prior to that date the corporation's board of directors approves either the business combination or the transaction in which the stockholder became an interested stockholder; or

     - the business combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     A business combination includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to Waterlink and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                              PLAN OF DISTRIBUTION

     All of the shares being offered by this prospectus are being sold by Waterlink to the following purchasers under securities purchase agreements dated
             , 1999 at the price set forth on the cover of this prospectus:

               NAME OF PURCHASER                 NUMBER OF SHARES
               -----------------                 ----------------
State of Wisconsin Investment Board............              [](1)
T. Rowe Price Associates, Inc. ................              [](2)

[others-to come]

     Waterlink has agreed to pay a finders fee of $          and $          to
               and                , respectively, in connection with the
offering. None of Waterlink or its officers, directors or principal stockholders
has any material relationship with                and                .

     Waterlink has an agreement with Elben LLC which requires Waterlink to pay
Elben LLC $          on the closing of the offering for financial advisory
services to Waterlink in connection with the sale of the common stock.
-------------------------

(1) The State of Wisconsin Investment Board has agreed to purchase a number of shares of common stock; provided that it will own not more than 19.9% of the share outstanding after this offering.

(2) T. Rowe Price Associates, Inc. has agreed to purchase that number of shares of common stock that, when added to the 1,208,300 shares owned prior to this offering, will result in T. Rowe Price Associates, Inc. owning 9.9% of the share outstanding after this offering. If 6,300,000 shares are sold in this offering, T. Rowe Price Associates, Inc. will purchase 666,350 shares in the offering.

     The shares have been registered on Waterlink's registration statement on
Form S-1 (No.       ) of which this prospectus forms a part. Pursuant to the
securities purchase agreement, Waterlink will pay all expenses incident to the offering and sale of the shares to the purchasers. In some cases, Waterlink has agreed to indemnify the purchasers against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Benesch, Friedlander, Coplan & Aronoff LLP, Cleveland, Ohio.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at September 30, 1998 and 1997, and for each of the three years in the period ended September 30, 1998, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC's Internet site at www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings will also be available after the offering at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

     We have filed with the SEC a registration statement under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the documents' material terms. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Waterlink, Inc. and Subsidiaries
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets at September 30, 1998 and
  1997......................................................   F-3
Consolidated Statements of Operations for the years ended
  September 30, 1998, 1997 and 1996.........................   F-5
Consolidated Statements of Shareholders' Equity for the
  years ended September 30, 1998, 1997 and 1996.............   F-6
Consolidated Statements of Cash Flows for the years ended
  September 30, 1998, 1997 and 1996.........................   F-7
Notes to Consolidated Financial Statements..................   F-8
Consolidated Balance Sheets at September 30, 1998 and June
  30, 1999 (Unaudited)......................................  F-28
Consolidated Statements of Operations for the three months
  ended June 30, 1998 and 1999 and for the nine months ended
  June 30, 1998 and 1999 (Unaudited)........................  F-30
Consolidated Statements of Cash Flows for the nine months
  ended June 30, 1998 and 1999 (Unaudited)..................  F-31
Notes to Consolidated Financial Statements (Unaudited)......  F-32

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Waterlink, Inc.

     We have audited the accompanying consolidated balance sheets of Waterlink, Inc. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waterlink, Inc. and subsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Canton, Ohio
November 6, 1998

                        WATERLINK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                           SEPTEMBER 30,
                                                        --------------------
                                                          1998        1997
                                                        --------    --------
                                                           (In thousands,
                                                         except share data)
ASSETS
Current assets:
  Cash and cash equivalents                             $  3,925    $  2,482
  Trade accounts receivable,
     less allowance of $1,266 in 1998
     and $775 in 1997                                     29,906      24,625
  Other receivables                                        2,757       1,320
  Inventories                                             22,160      10,143
  Costs in excess of billings                             17,195       6,413
  Refundable income taxes                                    840         635
  Other current assets                                     3,111       1,177
                                                        --------    --------
Total current assets                                      79,894      46,795
Property, plant and equipment, at cost:
  Land, building and improvements                          4,095       2,366
  Machinery and equipment                                  8,293       2,536
  Office equipment                                         2,899       1,463
                                                        --------    --------
                                                          15,287       6,365
  Less accumulated depreciation                            1,557         554
                                                        --------    --------
                                                          13,730       5,811
Other assets:
  Goodwill, net of amortization of $2,555
     in 1998 and $929 in 1997                             79,936      60,419
  Patents, net of amortization of $217 in
     1998 and $63 in 1997                                  1,408       1,484
  Deferred income taxes                                       --         611
  Other assets                                             8,593         740
                                                        --------    --------
                                                          89,937      63,254
                                                        --------    --------
Total assets                                            $183,561    $115,860
                                                        ========    ========

The accompanying notes are an integral part of these statements.

                        WATERLINK, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

                                                           SEPTEMBER 30,
                                                        --------------------
                                                          1998        1997
                                                        --------    --------
                                                           (In thousands,
                                                         except share data)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable -- trade                             $ 15,133    $  9,597
  Accrued expenses                                        18,881       9,447
  Additional purchase consideration payable                1,000       1,760
  Billings in excess of costs                              3,392       3,425
  Accrued income taxes                                     1,158         490
  Deferred income taxes                                      164         108
  Current portion of long-term obligations                 9,429       2,538
                                                        --------    --------
Total current liabilities                                 49,157      27,365
Long-term obligations:
  Long-term debt                                          73,639      12,502
  Convertible subordinated notes -- related parties        4,250       3,921
  Other                                                    1,637       1,199
                                                        --------    --------
                                                          79,526      17,622
Shareholders' equity:
  Preferred Stock, $.001 par value, 10,000,000 shares
     Authorized, none issued and outstanding                  --          --
  Common Stock, voting, $.001 par value
     Authorized -- 40,000,000 shares
     Issued outstanding -- 12,225,604 shares in 1998
        and 11,906,326 shares in 1997                         12          12
  Additional paid-in capital                              71,973      70,739
  Foreign currency translation adjustment                    231         (44)
  Retained earnings (deficit)                            (17,338)        166
                                                        --------    --------
Total shareholders' equity                                54,878      70,873
                                                        --------    --------
Total liabilities and shareholders' equity              $183,561    $115,860
                                                        ========    ========

The accompanying notes are an integral part of these statements.

                        WATERLINK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                  YEAR ENDED SEPTEMBER 30,
                                           ---------------------------------------
                                             1998         1997           1996
                                           ---------    --------    --------------
                                            (In thousands, except per share data)
Net sales                                  $135,167     $64,699        $19,801
Cost of sales                                85,532      40,390         11,233
                                           --------     -------        -------
Gross profit                                 49,635      24,309          8,568
Selling, general and administrative
  expenses                                   38,639      18,683          7,029
Special charges                              21,636       2,630             --
Amortization                                  1,871         751            307
                                           --------     -------        -------
Operating income (loss)                     (12,511)      2,245          1,232
Other income (expense):
  Interest expense                           (3,562)     (1,281)          (877)
  Interest income and other items -- net         37         263            (44)
                                           --------     -------        -------
Income (loss) before income taxes           (16,036)      1,227            311
Income taxes                                  1,468         470              5
                                           --------     -------        -------
Income (loss) before extraordinary item     (17,504)        757            306
Extraordinary item, net of income taxes
  of $257                                        --        (385)            --
                                           --------     -------        -------
Net income (loss)                          $(17,504)    $   372        $   306
                                           ========     =======        =======
Earnings (loss) per common share:
  Basic:
     Income (loss) before extraordinary
        item                               $  (1.46)    $  0.15        $  0.21
     Extraordinary item                          --       (0.08)            --
                                           --------     -------        -------
                                           $  (1.46)    $  0.07        $  0.21
                                           ========     =======        =======
  Assuming dilution:
     Income (loss) before extraordinary
        item                               $  (1.46)    $  0.10        $  0.06
     Extraordinary item                          --       (0.05)            --
                                           --------     -------        -------
                                           $  (1.46)    $  0.05        $  0.06
                                           ========     =======        =======
Weighted average common shares
  outstanding:
  Basic                                      12,007       4,924          1,469
  Assuming dilution                          12,007       7,804          4,954

The accompanying notes are an integral part of these statements.

                        WATERLINK, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                       FOREIGN                     TOTAL
                                        ADDITIONAL    CURRENCY     RETAINED    SHAREHOLDERS
                               COMMON    PAID-IN     TRANSLATION   EARNINGS       EQUITY
                               STOCK     CAPITAL     ADJUSTMENT    (DEFICIT)     (DEFICIT)
                               ------   ----------   -----------   ---------   -------------
                                             (In thousands, except share data)
YEAR ENDED SEPTEMBER 30, 1996
Balance at October 1, 1995      $ 1      $   500                   $   (512)     $    (11)
Exercise of 50,000 incentive
  stock options                                5                                        5
Issuance of 499,996 shares in
  connection with acquisition
  of subsidiary                   1        2,124                                    2,125
Net income                                                              306           306
Other                                        (18)                                     (18)
                                ---      -------        ----       --------      --------
Balance at September 30, 1996     2        2,611                       (206)        2,407
YEAR ENDED SEPTEMBER 30, 1997
Conversion of subordinated
  notes for 600,000 shares        1        2,516                                    2,517
Issuance of 481,830 shares in
  connection with acquisition
  of subsidiaries                 1        4,843                                    4,844
Sale of 5,175,000 shares in
  connection with the initial
  public offering and the
  exercise of the
  underwriters overallotment      5       49,935                                   49,940
Conversion of 3,250,000
  shares of Preferred Stock
  into Common Stock               3        8,497                                    8,500
Issuance of warrants in
  connection with debt
  agreements                                 413                                      413
Exercise of 399,500 stock
  options                                    583                                      583
Net income                                                              372           372
Other                                      1,341        $(44)                       1,297
                                ---      -------        ----       --------      --------
Balance at September 30, 1997    12       70,739         (44)           166        70,873
YEAR ENDED SEPTEMBER 30, 1998
Exercise of 275,966 stock
  options and warrants           --          912                                      912
Issuance of 42,384 shares in
  connection with the
  employee stock purchase
  plan                           --          396                                      396
Issuance of 928 shares in
  connection with
  acquisitions                   --           16                                       16
Net loss                         --           --          --        (17,504)      (17,504)
Other                            --          (90)        275                          185
                                ---      -------        ----       --------      --------
                                $12      $71,973        $231       $(17,338)     $ 54,878
                                ===      =======        ====       ========      ========

The accompanying notes are an integral part of these statements.

                        WATERLINK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                             1998       1997          1996
                                           --------    -------    -------------
                                                      (In thousands)
OPERATING ACTIVITIES
Net income (loss)                          $(17,504)   $   372       $   306
Adjustments to reconcile net income
  (loss) to net cash used by operating
  activities:
  Extraordinary item                             --        385            --
  Non-cash portion of special charges        17,378      1,138            --
  Deferred income taxes (credit)                667       (503)           --
  Depreciation and amortization               3,326      1,229           442
  Changes in working capital:
     Accounts receivable                      6,128     (8,951)         (700)
     Inventories                             (2,583)      (827)          432
     Costs in excess of billings             (7,224)       (13)       (1,390)
     Refundable income taxes                   (205)      (123)           --
     Other assets                            (8,155)       462           (80)
     Accounts payable                           195      2,265           390
     Accrued expenses                         1,693          5           896
     Billings in excess of costs             (3,284)    (2,725)         (276)
     Accrued income taxes                       115        578           (34)
                                           --------    -------       -------
Net cash used by operating activities        (9,453)    (6,708)          (14)
INVESTING ACTIVITIES
Purchases of equipment                       (2,261)    (1,072)         (423)
Purchases of subsidiaries, net of cash
  acquired                                  (53,430)   (42,597)       (5,557)
                                           --------    -------       -------
Net cash used in investing activities       (55,691)   (43,669)       (5,980)
FINANCING ACTIVITIES
Proceeds from long-term borrowings           66,709     33,110         1,841
Payments on long-term borrowings             (1,417)   (30,866)       (1,304)
Proceeds from sale of Common Stock            1,308     50,523             5
Proceeds from sale of Preferred Stock            --         --         4,576
                                           --------    -------       -------
Net cash provided by financing activities    66,600     52,767         5,118
Effect of exchange rate changes on cash         (13)       (27)           --
                                           --------    -------       -------
Increase (decrease) in cash and cash
  equivalents                                 1,443      2,363          (876)
Cash and cash equivalents at beginning of
  year                                        2,482        119           995
                                           --------    -------       -------
Cash and cash equivalents at end of year   $  3,925    $ 2,482       $   119
                                           ========    =======       =======

The accompanying notes are an integral part of these statements.

                        WATERLINK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

--------------------------------------------------------------------------------

1.   ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Waterlink, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated upon consolidation.

     FISCAL YEAR END -- The Company's fiscal year ends on September 30th. References in the notes to the financial statements to the years 1998, 1997 and 1996 refer to the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

     CASH EQUIVALENTS -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     CONTRACTS AND REVENUE RECOGNITION -- The majority of the Company's systems and equipment are custom designed and take a number of months to produce. Revenues from large contracts are recognized using the percentage of completion method of accounting in the proportion that costs bear to total estimated costs at completion. Revisions of estimated costs or potential contract losses are recognized in the period in which they are determined. Provisions are made currently for all known or anticipated losses. Variations from estimated contract performance could result in a material adjustment to operating results for any fiscal quarter or year. Claims for extra work or changes in scope of work are included in revenues when collection is probable.

     Contract costs include all direct engineering, material and labor costs, as well as applicable overheads related to contract performance. General and administrative expenses are charged to expense as incurred.

     Revenues from the remaining equipment and product sales are recognized when shipped.

     INVENTORIES -- Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

     CONCENTRATIONS OF CREDIT RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, trade receivables and notes receivable. The Company places its cash equivalents with major financial institutions.

     Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many different regions and industries. The Company grants credit to customers based on an evaluation of their financial condition and collateral is generally not required. Notes receivable of approximately $2,800,000 from one customer are classified in other long-term assets and are collateralized. Losses from credit sales are provided for in the financial statements and have historically been within management's expectations.

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     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is valued at cost. Expenditures for repairs and maintenance are charged to operations as incurred, while expenditures for additions and improvements are capitalized. Depreciation is computed principally using the straight-line method over the estimated useful lives of assets. The useful lives range from 30 to 40 years for building and improvements; 5 to 10 years for machinery and equipment and 3 to 7 years for office equipment.

     GOODWILL -- Goodwill represents costs in excess of net assets of acquired businesses which are amortized using the straight-line method over a period of 40 years. The Company evaluates the realizability of goodwill based on the undiscounted cash flows of the applicable businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced by the estimated shortfall of the cash flows (See Note 7).

     FOREIGN CURRENCY TRANSLATION -- Assets and liabilities of subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of shareholders' equity. Foreign currency gains and losses resulting from transactions are included in the results of operations and amounted to a net gain of $91,000 in 1998 and $167,000 in 1997.

     EARNINGS (LOSS) PER SHARE -- In 1997, the FASB issued SFAS No. 128, Earnings Per Share, which replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 98, which became effective in February 1998. SAB 98 revises the views of the staff contained in certain topics of the staff accounting bulletin series, including SAB No. 83 -- Earnings Per Share Computations in an Initial Public Offering, to be consistent with the provisions of SFAS No. 128. All earnings per share amounts conform to the requirements of SFAS No. 128 and SAB No. 98, where applicable (see Note 12).

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components. This Statement is intended to address the concerns of financial statement users' for the increasing number of items that bypass the income statement, such as foreign currency translation adjustments. The Statement is effective for the Company in fiscal 1999. The Company does not expect the adoption of this Statement to have a material effect on the Company's financial statements.

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     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which changes the way public companies report segment information in annual financial statements. The Statement also requires public companies to report selected segment information in interim financial reports to shareholders. The Statement is effective for the Company in fiscal 1999 and restatement of comparative information for earlier years is required in the initial year of adoption. The implementation of the 1999 Strategic Operating Plan will require the Company to present segmented industry information upon adoption of SFAS No. 131.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Statement will require, among other things, that all derivatives be recorded on the balance sheet at fair value. The Statement is effective for the Company in fiscal 2000. The Company has not yet determined what the effect of adopting SFAS No. 133 will be on its operations or financial position.

RECLASSIFICATIONS

     Certain amounts reported in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

2.   ACQUISITIONS

     On March 2, 1998, the Company acquired Chemitreat Services, Inc. ("C'treat") for approximately $4,500,000; consisting of $2,250,000 in cash and $2,250,000 in convertible subordinated notes. C'treat designs and manufactures pure watermakers for use in the global offshore energy industry. The purchase price includes approximately $3,685,000 of goodwill, which is being amortized on a straight-line basis over 40 years.

     On March 25, 1998, the Company acquired Aquafine Engineering Services Limited ("AES") and Purac Engineering Incorporated ("Purac") in a single transaction for approximately $7,572,000 in cash. AES designs and manufactures industrial and municipal water and wastewater systems and solutions principally for the United Kingdom market. Purac designs water and wastewater systems principally for the United States municipal market. The purchase price includes approximately $3,174,000 of goodwill, which is being amortized on a straight-line basis over 40 years.

     On June 5, 1998, the Company acquired Barnebey & Sutcliffe Corporation ("Barnebey"), Sutcliffe Speakman Carbons Limited ("Carbons") and Sutcliffe Croftshaw Limited ("Croftshaw") in a single transaction for approximately $45,000,000 in cash. Barnebey is located in the United States and Carbons and Croftshaw are located in the United Kingdom. These three companies ("Carbons Group") design, manufacture and market products and services utilizing activated carbon for separation, concentration and purification of water, liquid and gases. The purchase price includes approximately $29,441,000 of goodwill, which is being amortized on a straight-line basis over 40 years.

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     During fiscal 1997, the Company completed five acquisitions of companies that design and produce water and wastewater treatment systems. The Nordic Water Products Group ("Nordic Group") was purchased effective March 5, 1997 for approximately $11,256,000, consisting of $10,721,000 in cash and $535,000 of seller notes. Bioclear Technology, Inc. ("Bioclear") and Lanco Environmental Products, Inc. ("Lanco") were purchased effective June 27, 1997. The purchase price for Bioclear was approximately $20,391,000, which consisted of $14,488,000 in cash, $2,285,000 of assumed debt and 328,947 shares of Common Stock valued at $11 per share. Lanco was purchased for $2,200,000 in cash. Mellegard V.A. Maskiner AB ("Meva") was purchased effective September 12, 1997 for approximately $7,730,000, consisting of $6,059,000 in cash and $1,671,000 of seller notes. Hycor Corporation ("Hycor") was purchased effective September 30, 1997 for approximately $17,002,000, consisting of $13,500,000 in cash, $2,250,000 in convertible subordinated notes, $502,000 of assumed debt and 41,095 shares of Common Stock at $18.25 per share. The aggregate purchase price of the 1997 acquisitions included approximately $46,316,000 of goodwill (Nordic Group -- $5,919,000; Bioclear -- $17,849,000; Lanco -- $1,833,000;
Meva -- $5,844,000 and Hycor -- $14,871,000), which is being amortized on a straight-line basis over 40 years. During fiscal 1998, the Company made the decision to exit the Bioclear business due to the lack of order inflow and proposal opportunities, the unreliability of Bioclear's niche market, and the turnover in upper management of Bioclear. As a result of the Company's decision to exit the business, the unamortized balance of Bioclear goodwill was written off as part of the special charges to operations discussed in Note 7.

     During fiscal 1996, the Company completed the acquisition of three companies that design and produce water and wastewater treatment systems. Mass Transfer Systems, Inc. was purchased effective January 31, 1996 for approximately $8,000,000, consisting of $3,500,000 in cash, $4,100,000 in seller notes and $400,000 of assumed debt. Aero-Mod, Inc. and Affiliates was purchased effective April 26, 1996 for approximately $2,700,000, consisting of $1,300,000 in cash, $700,000 in seller notes and $700,000 in assumed debt. Water Equipment Technologies, Inc. was purchased effective September 30, 1996 for approximately $5,200,000, consisting of $2,600,000 in cash and 611,784 shares of Common Stock valued at $4.25 per share. The aggregate purchase price of the 1996 acquisitions included approximately $9,365,000 of goodwill (Mass Transfer
Systems -- $5,737,000; Aero-Mod -- $78,000 and Water Equipment
Technologies -- $3,550,000), which is being amortized on a straight-line basis over 40 years.

     All of the acquisitions were accounted for as purchases. The purchase price allocations for certain of the Company's 1998 acquisitions have been based on preliminary estimates, which may be revised at a later date, due primarily to obtaining property appraisals and actuarial valuations. The Company does not believe that these revisions will result in a significant change to the purchase allocations. The consolidated statements of operations of the Company includes the results of operations of the acquired businesses for the period subsequent to the effective date of these acquisitions.

     Under the terms of certain of the purchase agreements, the Company may be required to make additional purchase consideration payments of up to $2,468,000, contingent upon

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the achievement of specified operating results through fiscal 2000. The payments that are expected to be required for meeting fiscal 1999 and 2000 targets are $1,468,000 and $1,000,000, respectively. Any such additional purchase consideration payments will be treated as additional goodwill for accounting purposes.

     The following unaudited pro forma information presents the consolidated results of operations of the Company assuming the acquisitions discussed above were completed on October 1, 1996:

                                                  1998        1997
                                                --------    --------
                                                   (In thousands)
Net sales                                       $183,521    $183,843
Operating income (loss)                           (8,443)     12,613
Income (loss) before taxes and extraordinary
  item                                           (14,617)      4,605
Income (loss) before extraordinary item          (16,360)      2,763
Net income (loss)                                (16,360)      2,378
Per common share-basic:
  Income (loss) before extraordinary item         $(1.36)      $0.53
  Net income (loss)                                (1.36)       0.46
Per common share-assuming dilution:
  Income (loss) before extraordinary item         $(1.36)      $0.34
  Net income (loss)                                (1.36)       0.29

     The pro forma results of operations are not indicative of the actual results of operations that would have occurred had the acquisitions been made on the date indicated, or the results that may be obtained in the future. Pro forma operating results for the year ended September 30, 1998 reflect $21,636,000 of special charges incurred in connection with the Company's fiscal 1999 Strategic Operating Plan as described in Note 7. Pro forma operating results for the year ended September 30, 1997 reflect the $2,630,000 special charge incurred in connection with the Initial Public Offering, as described in Note 7. The 1997 pro forma operating results do not reflect the use of proceeds of the Initial Public Offering in June 1997 and the related reduction of indebtedness.

3.   INVENTORIES

     Inventories consisted of the following:

                                                    SEPTEMBER 30,
                                                  ------------------
                                                   1998       1997
                                                  -------    -------
                                                    (In thousands)
Raw materials and supplies                        $11,843    $ 4,821
Work in process                                     3,500      1,842
Finished goods                                      6,817      3,480
                                                  -------    -------
                                                  $22,160    $10,143
                                                  =======    =======

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4.   CONTRACT BILLING STATUS

     Information with respect to the billing status of contracts in process is as follows:

                                                    SEPTEMBER 30,
                                                  ------------------
                                                   1998       1997
                                                  -------    -------
                                                    (In thousands)
Contract costs incurred to date                   $57,435    $17,033
Estimated profits                                  24,497      7,793
                                                  -------    -------
Contract revenue earned to date                    81,932     24,826
Less billings to date                              68,129     21,838
                                                  -------    -------
Cost and estimated earnings in excess of
  billings, net                                   $13,803    $ 2,988
                                                  =======    =======

     The above amounts are included in the accompanying consolidated balance sheet as:

                                                    SEPTEMBER 30,
                                                  ------------------
                                                   1998       1997
                                                  -------    -------
                                                    (In thousands)
Costs in excess of billings                       $17,195    $ 6,413
Billings in excess of costs                         3,392      3,425
                                                  -------    -------
                                                  $13,803    $ 2,988
                                                  =======    =======

     Amounts receivable include retainage which has been billed, but is not due pursuant to retainage provisions in construction contracts until completion of performance and acceptance by the customer. This retainage aggregated $1,411,000 at September 30, 1998, and $1,294,000 at September 30, 1997. Substantially all retained balances are collectible within one year.

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5.   LONG-TERM OBLIGATIONS

     Long-term obligations consisted of the following:

                                                    SEPTEMBER 30,
                                                 -------------------
                                                   1998       1997
                                                 --------    -------
                                                   (In thousands)
LONG-TERM DEBT
  Revolving credit agreements with a bank, due
     May 19, 2003. Interest is payable monthly
     at designated variable rates (average rate
     of 7.93% at September 30, 1998)             $ 43,000    $12,000
  Term note payable to a bank, quarterly
     payments ranging from $1,000,000 in March
     1999 to $2,500,000 in March 2003, with the
     balance due upon maturity. Interest is
     payable quarterly at variable rates (7.88%
     at September 30, 1998)                        35,000         --
  Notes payable to a bank, due January 14,
     1999. Interest is payable at maturity
     (average rate of 6.03% at September 30,
     1998)                                          2,535      2,003
  Other notes payable to various parties              862      1,037
CONVERTIBLE SUBORDINATED NOTES -- RELATED
  PARTIES
  Note payable to former shareholders of Meva,
     due September 12, 1999. Interest accrues
     at 3% per annum and is payable on a
     quarterly basis                                1,671      1,671
  Note payable to a former shareholder of
     Hycor, due September 30, 1999. Interest
     accrues at 5.81% per annum and is payable
     on a quarterly basis                           2,000      2,250
  Note payable to former shareholders of
     C'treat, due March 2, 2001. Interest
     accrues at 5.54% per annum and is payable
     on a quarterly basis                           2,250         --
                                                 --------    -------
                                                   87,318     18,961
Less current maturities                             9,429      2,538
                                                 --------    -------
                                                 $ 77,889    $16,423
                                                 ========    =======

     Future maturities of long-term obligations for the five years subsequent to September 30, 1998 are as follows: 1999 -- $9,429,000; 2000 -- $4,177,000;
2001 -- $10,315,000; 2002 -- $10,071,000 and 2003 -- $53,074,000.

     Interest paid approximated $2,758,000 in 1998, $1,605,000 in 1997 and $631,000 in 1996.

     On February 19, 1997, the Company entered into a credit facility with Bank of America National Trust & Savings Association ("Pre IPO Credit Facility"). Proceeds from the Pre IPO Credit Facility were used to acquire the Nordic Group and to refinance

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certain indebtedness in connection with the acquisition. As additional consideration for the Pre IPO Credit Facility, the Company granted the Bank, pursuant to an agreement dated February 19, 1997, a warrant, expiring in 2002, to purchase 225,000 shares of Common Stock at a purchase price of $4.50 per share. The aggregate fair value of the 225,000 warrants issued of $265,500 ($1.18 per share) was treated as an original issue discount and was subsequently written off in connection with the extraordinary charge discussed in Note 8. The warrants under this agreement have not been exercised as of September 30, 1998.

     On June 27, 1997, concurrent with the closing of its Initial Public Offering, the Company terminated its Pre IPO Credit Facility and entered into its $40,000,000 three year, secured, domestic revolving credit facility with Bank of America National Trust & Savings Association as agent (the "Post IPO Credit Facility"). The Post IPO Credit Facility also permits the Company's overseas subsidiaries to incur up to $10,000,000 of additional unsecured indebtedness.

     On June 5, 1998, concurrent with the acquisition of the Carbons Group, the Company amended and restated its Post IPO Credit Facility by entering into a $110,000,000 secured, domestic facility, comprised of a $75,000,000 revolving facility and a $35,000,000 term loan (the "New Domestic Facility"). On September 30, 1998, the New Domestic Facility was amended to allow for the implementation of the 1999 Strategic Operating Plan described in Note 7 and the Company reduced the New Domestic Facility to $87,000,000, comprised of a $52,000,000 revolving facility and a $35,000,000 term loan (the "Amended Credit Facilities"). The Company's Amended Credit Facilities expire on May 19, 2003, and combined with the three oversees facilities will be utilized to fund operating activities of the Company, as well as future acquisitions.

     Availability for future borrowings under the Amended Credit Facilities is based on a multiple of the Company's pro forma earnings before interest, taxes, depreciation and amortization. At September 30, 1998, approximately $4,100,000 was available for future borrowings under the Amended Credit Facilities.

     Loans under the Amended Credit Facilities bear interest at a designated variable base rate plus spreads ranging from 0 to 25 basis points depending on the ratio of total consolidated indebtedness to the Company's earnings before interest, taxes, depreciation and amortization. At the Company's option, the credit facilities bear interest based on a designated London interbank offering rate ("LIBOR") or prime plus spreads ranging from 100 to 225 basis points, depending on the Company's aforementioned leverage ratio. Certain borrowings under the Amended Credit Facilities are subject to an interest rate swap agreement (see Note 14).

     The Amended Credit Facilities restrict or prohibit the Company from taking many actions, including paying dividends and incurring or assuming other indebtedness or liens. The banks that participate in the Amended Credit Facilities also must approve most acquisitions. The Company's obligations under the Amended Credit Facility are secured by liens on substantially all of the Company's domestic assets, including equipment, inventory, accounts receivable and general intangibles and the pledge of most of the stock of the Company's subsidiaries. The Company has guaranteed the payment by its three overseas

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subsidiaries of their obligations under the overseas facilities. The three overseas subsidiaries have given a negative pledge of their assets in connection with their facilities.

     The conversion rate on convertible subordinated notes payable to former shareholders of acquired companies range from $15.63 to $22.25.

     In March 1997, the Company entered into a note purchase agreement (the "Note Purchase Agreement") pursuant to which the Company could issue, and several purchasers had committed to purchase, five year subordinated notes (the "1997 Notes"). The 1997 Notes were not drawn on by the Company and upon the consummation of the Initial Public Offering the Note Purchase Agreement terminated in accordance with its terms. In consideration of entering into the Note Purchase Agreement, parties agreeing to be purchasers of the 1997 Notes received 125,000 warrants to purchase shares of common stock at a purchase price of $4.50 per share. The aggregate fair value of the 125,000 warrants issued of $148,000 ($1.18 per share) was initially capitalized as deferred financing costs and was subsequently written off in connection with the extraordinary item discussed in Note 8. At September 30, 1998, warrants to purchase 62,500 shares of Common Stock were outstanding.

6.   LEASES

     The Company leases certain facilities and equipment under operating leases, some of which are with entities controlled by former shareholders of certain acquired businesses. Rent expense totaled $2,072,000 in 1998, $959,000 in 1997 and $241,000 in 1996. Related party rent expense included in these totals amounted to $758,000 in 1998, $438,000 in 1997 and $116,000 in 1996. Aggregate
future minimum lease payments under noncancelable operating leases at September 30, 1998 are as follows:

            RELATED
             PARTY     OTHER
            LEASES     LEASES     TOTAL
            -------    ------    -------
                   (In thousands)
1999        $  876     $1,558    $ 2,434
2000           886      1,206      2,092
2001           766      1,167      1,933
2002           389      1,101      1,490
2003           415        670      1,085
Thereafter   3,600      2,015      5,615
            ------     ------    -------
            $6,932     $7,717    $14,649
            ======     ======    =======

7.  SPECIAL CHARGES

     During the fourth quarter of fiscal 1998, the Company's Board of Directors approved the 1999 Strategic Operating Plan (the "1999 Plan") which is designed to reorganize the Company from a holding company with 23 operating companies into five integrated divisions that focus on specific market segments. The 1999 Plan, which will eliminate redundant costs and improve operating efficiencies, is expected to be substantially

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completed by the end of fiscal 1999. The plan includes costs associated with the exiting and consolidation of certain facilities and employee termination costs. Costs associated with this plan of approximately $2,858,000 were recognized during 1998. The 1999 Plan will reduce the Company's domestic and foreign workforce by approximately 75 people and eliminate certain production-related functions no longer required. At September 30, 1998, 41 employees have been terminated in conjunction with the 1999 Plan. Due to the timing of certain termination benefits and facility consolidation costs, the reserve is expected to be utilized throughout 1999 and 2000. Other costs associated with the 1999 Plan of approximately $1,000,000, which do not meet the criteria for recognition at September 30, 1998, will be recognized in future periods as incurred. The following table summarizes the provisions, payments and remaining reserves associated with the 1999 Plan:

                                                       OTHER
                                      TERMINATION       EXIT
                                       BENEFITS        COSTS       TOTAL
                                      -----------    ----------    ------
                                                (In thousands)
Provision in 1998                       $1,076         $1,782      $2,858
Payments in 1998                          (120)          (480)       (600)
                                        ------         ------      ------
Reserve at September 30, 1998           $  956         $1,302      $2,258
                                        ======         ======      ======

     The Company also recorded a $17,284,000 non-cash charge during the fourth quarter of 1998, consisting of $15,967,000 related to the impairment of goodwill associated with the June 1997 Bioclear acquisition and $1,317,000 to write off the cumulative translation adjustment component of Bioclear's equity. In conjunction with the 1999 Plan, the Company determined that it would exit the acquired Bioclear business and the associated goodwill was therefore, not recoverable. The impairment charge was determined by reducing the carrying value of Bioclear's assets to fair value utilizing a certified independent third party valuation.

     The Company also incurred a special charge during the third quarter of fiscal 1998 of approximately $1,494,000 primarily attributable to contractual obligations of the Company to its former chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to the Company.

     The special charges of $2,630,000 for the year ended September 30, 1997 resulted primarily from the issuance, concurrent with the Initial Public Offering, of a ten year option to purchase 100,000 shares of common stock at a price of $0.10 per share to an officer of the Company pursuant to terms of an employment agreement. Of this amount, approximately $1,138,000 was non-cash and the remainder represented cash obligations related principally to the reimbursement of income taxes resulting from the stock option issuance.

8.   EXTRAORDINARY ITEM

     The Company used a portion of the proceeds from its Initial Public Offering to repay substantially all of its outstanding indebtedness. In addition, concurrent with the Initial Public Offering the Company canceled the Note Purchase Agreement discussed in Note 5.

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In connection with the early retirement of certain indebtedness and the cancellation of the Note Purchase Agreement, the Company realized an extraordinary charge of $385,000, net of taxes of $257,000, related to the write-off of unamortized debt issuance costs and discounts associated with this indebtedness. This extraordinary item on a per share basis - assuming dilution was $0.05 for the year ended September 30, 1997.

9.   INCOME TAXES

     The provision for income taxes consists of the following:

                                              1998     1997    1996
                                             ------    ----    ----
                                                 (In thousands)
Current:
  U.S. federal                               $   --    $807    $--
  State and local                               111     (48)     5
  Foreign                                       690     214     --
                                             ------    ----    ---
                                                801     973      5
Deferred (credit):
  U.S. federal                                  620    (620)    --
  Foreign                                        47     117     --
                                             ------    ----    ---
                                                667    (503)    --
                                             ------    ----    ---
                                             $1,468    $470    $ 5
                                             ======    ====    ===

     The Company made income tax payments of approximately $979,000 in 1998, $220,000 in 1997 and $40,000 in 1996.

     Following is the reconciliation between the provision (credit) for income taxes and the amount computed by applying the statutory U.S. federal income tax rate of 34% to income before income taxes:

                                            1998      1997    1996
                                           -------    ----    ----
                                               (In thousands)
Provision (credit) for income taxes at
  the statutory federal rate               $(5,452)   $417    $106
Adjustments:
  State and local income taxes                 111     (32)      5
  Non-deductible goodwill amortization         247      71      --
  Difference in rates on foreign
     subsidiaries                               45     (46)     --
  Change in valuation allowance              6,141      46     (99)
  Other                                        376      14      (7)
                                           -------    ----    ----
Provision for income taxes                 $ 1,468    $470    $  5
                                           =======    ====    ====
Effective income tax rate                       (9)%    38%      2%
                                           =======    ====    ====

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     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of the net operating loss carryforward and temporary differences are as follows:

                                           1998       1997     1996
                                          -------    ------    ----
                                               (In thousands)
Deferred tax assets:
  Net operating loss carryforward         $15,100    $  771    $152
  Other                                     3,010       645     133
  Valuation allowance                     (16,124)     (110)    (64)
                                          -------    ------    ----
                                            1,986     1,306     221
Deferred tax liabilities:
  Amortization of goodwill                   (553)     (261)   (164)
  Revenue recognition                      (1,164)     (485)     --
  Other                                      (433)      (57)    (57)
                                          -------    ------    ----
                                           (2,150)     (803)   (221)
                                          -------    ------    ----
  Net deferred tax asset (liability)      $  (164)   $  503    $  -
                                          =======    ======    ====

     In connection with acquisitions made in 1998, the Company recorded deferred tax asset valuation reserves as part of purchase price allocations totaling $7,417,000 in the United Kingdom, $1,497,000 in Germany and $509,000 in the United States due primarily to net operating loss carryforwards existing in these tax jurisdictions. The benefit of these net operating loss carryforwards realized in the future will be recorded as a reduction of goodwill rather than as a credit to income tax expense during that period. During 1998, an income tax benefit of $350,000 was recorded which resulted in a corresponding decrease in goodwill.

     For tax purposes, the Company has U.S. federal loss carryforwards of $17,629,000 which expire in the year 2018 and foreign net operating loss carryforwards of $25,389,000, $2,211,000 of which expire in 2005 and $23,178,000 that have no expiration date. A valuation allowance has been established for the entire amount of these net operating loss carryforwards since the realization is uncertain.

     The Company plans to continue to finance expansion of its operations outside of the United States by reinvesting undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings considered to be indefinitely reinvested for this purpose was approximately $4,600,000 at September 30, 1998. Accordingly, no provisions have been made for U.S. income tax purposes on such undistributed earnings. While the amount of any U.S. income taxes on these undistributed earnings, if distributed in the future, is not determinable, it is expected that they would be reduced by the utilization of tax credits or deductions. A distribution of these earnings would be subject to withholding taxes.

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10.   STOCK OPTION PLANS

     During 1998, the shareholders approved the Omnibus Incentive Plan (the "Omnibus Plan"), which provides for compensatory equity based awards to officers and certain other key employees of the Company. Awards may be granted for no consideration and consist of stock options, stock awards, SARs, dividend equivalents, other stock based awards (such as phantom stock) and performance awards consisting of any combination of the foregoing.

     The Company's 1995 Stock Option Plan (the "Stock Option Plan") provides grants to officers, certain other key employees and directors of awards consisting of "incentive stock options" as defined under the provisions of
Section 422 of the Internal Revenue Code and non-qualified stock options. All options granted under the Stock Option Plan expire ten years after the date of grant (see Note 11).

     The Company's 1997 Non-Employee Director Stock Option Plan (the "Director Plan") is authorized to issue up to 150,000 shares of Common Stock. Each non-employee director is automatically granted an option to purchase 3,000 shares of Common Stock. In addition, on each anniversary date of the Director Plan, each of the Company's then non-employee directors who have served at least six-months shall automatically be granted an option to purchase 5,000 shares of Common Stock. The per share exercise price of options granted under the Director Plan will be the fair market value of the Common Stock on the date of grant. Options granted under the Director Plan expire ten years after the date of grant (see Note 11).

     Collectively, 2,750,000 shares of Common Stock are available for granting of awards under the above plans at September 30, 1998.

     Under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan"), the Company is authorized to issue up to 500,000 shares of Common Stock. Under the terms of the Stock Purchase Plan, employees can choose to have up to 20% of their annual compensation withheld to purchase Common Stock. The exercise price for shares subject to purchase under options granted shall be 85% of the fair market value of the Common Stock on the first day of the purchase period, unless otherwise determined by the compensation committee. On the last day of the purchase period of any offering of shares made under the Stock Purchase Plan, each outstanding option shall automatically be exercised. At any time prior to the end of the purchase period applicable to each offering, an employee is permitted to terminate or reduce his or her payroll deductions, to reduce his or her options to purchase or to withdraw all or part of the amount in his or her account. The employee has the right to receive in cash the amount accumulated in such account. The Stock Purchase Plan will terminate in 2007.

11.   STOCK BASED COMPENSATION

     It is the Company's policy to generally grant stock options for a fixed number of shares to employees with the exercise price approximating fair value. The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations and accordingly, recognizes no compensation

                        WATERLINK, INC. AND SUBSIDIARIES

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expense for stock options granted at fair value. Management believes that the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting For Stock Based Compensation" ("SFAS 123"), requires use of option valuation methods that were not developed for use in valuing employee stock options. Under APB 25, compensation expense has been recognized for all options granted at less than the fair market value of the Company's common shares on the date of grant (see Note 7).

     Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options and the options granted as part of the Plan were estimated at the date of grant using a Black-Scholes option pricing model. The Company utilized the following weighted-average assumptions for 1998, 1997 and 1996; risk-free interest rate of 6.0%, dividend yield rate of 0% and a weighted-average expected life of the options of 5 years. Further, the volatility factor of the expected market price of the Company's stock was 26% in 1998 and 30% in 1997 and 1996. Using the Black-Scholes model, the weighted-average grant-date fair value of options granted during 1998, 1997 and 1996 in the Stock Option Plan follows:

                                     1998                1997                1996
                               ----------------    ----------------    ----------------
                               FAIR    EXERCISE    FAIR    EXERCISE    FAIR    EXERCISE
                               VALUE    PRICE      VALUE    PRICE      VALUE    PRICE
                               -----   --------    -----   --------    -----   --------
Stock price:
  Equals exercise price        $3.14    $8.98      $4.28    $11.20     $1.53    $3.92
  Greater than exercise price     --       --         --        --      4.18      .10
  Less than exercise price        --       --         --        --      1.54     4.40

     The weighted-average grant-date fair values of the shares granted during 1998 and 1997 under the Stock Purchase Plan were $2.14 and $4.86, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated value of the options is amortized to expense over the options' vesting period. The pro forma results are not necessarily

                        WATERLINK, INC. AND SUBSIDIARIES

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indicative of what would have occurred had the Company adopted SFAS 123. The Company's pro forma information follows:

                                                 1998            1997         1996
                                              -----------      --------      -------
                                              (In thousands, except per share data)
Pro forma net income (loss)                    $(18,249)        $(331)        $268
Pro forma earnings (loss) per share -- basic      (1.52)         (.07)         .18
Pro forma earnings (loss) per
  share -- assuming dilution                      (1.52)         (.07)         .05

     A summary of the Company's stock option activity and related information follows:

                                  1998                    1997                   1996
                          --------------------    --------------------    ------------------
                                      WEIGHTED                WEIGHTED              WEIGHTED
                           NUMBER     AVERAGE      NUMBER     AVERAGE     NUMBER    AVERAGE
                             OF       EXERCISE       OF       EXERCISE      OF      EXERCISE
                           SHARES      PRICE       SHARES      PRICE      SHARES     PRICE
                          ---------   --------    ---------   --------    -------   --------
Outstanding at beginning
  of year                 1,290,800    $8.48        666,500    $2.96      215,000    $ .10
Granted                     825,000     8.98        808,800     9.98      501,500     3.88
Exercised                  (230,500)    3.96       (184,500)     .33      (50,000)     .10
Canceled                     (1,000)   12.09
                          ---------    -----      ---------    -----      -------    -----
Outstanding at end of
  year                    1,884,300    $9.25      1,290,800    $8.48      666,500    $2.96
                          =========    =====      =========    =====      =======    =====
Exercisable at end of
  year                      754,325    $8.00        583,000    $3.98        3,750       --
                          =========    =====      =========    =====      =======    =====
Available for future
  Options                   400,700                  74,700                83,500
                          =========               =========               =======

     The Company has reserved 2,572,500 shares of Common Stock for possible exercise of outstanding stock options and warrants.

                        WATERLINK, INC. AND SUBSIDIARIES

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12.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share.

                                                   1998          1997         1996
                                                -----------    ---------    ---------
                                                (In thousands, except per share data)
Numerator:
  Income (loss) before extraordinary item        $(17,504)      $  757       $  306
  Extraordinary item, net of tax                       --         (385)          --
                                                 --------       ------       ------
  Income (loss) available to common
     stockholders for basic and diluted
     earnings per share                          $(17,504)      $  372       $  306
                                                 ========       ======       ======
Denominator:
  Average shares outstanding -- basic              12,007        4,924        1,469
  Effect of dilutive securities:
     Conversion of preferred stock into
        common stock                                   --        2,395        3,250
     Stock options and warrants                        --          485          235
                                                 --------       ------       ------
  Dilutive potential common shares                     --        2,880        3,485
                                                 --------       ------       ------
  Denominator for diluted earnings per
     share --
     Adjusted weighted-average shares and
        assumed conversions                        12,007        7,804        4,954
                                                 ========       ======       ======
  Earnings (loss) per common share:
     Basic:
        Income (loss) before extraordinary
           item                                  $  (1.46)      $ 0.15       $ 0.21
        Extraordinary item, net of tax                 --        (0.08)          --
                                                 --------       ------       ------
                                                 $  (1.46)      $ 0.07       $ 0.21
                                                 ========       ======       ======
     Assuming dilution:
        Income (loss) before extraordinary
           item                                  $  (1.46)      $ 0.10       $ 0.06
        Extraordinary item, net of tax                 --        (0.05)          --
                                                 --------       ------       ------
                                                 $  (1.46)      $ 0.05       $ 0.06
                                                 ========       ======       ======

     For the fiscal year ended September 30, 1998, certain issuances of potential common stock were excluded from the computation of diluted earnings per share since their inclusion in the computation would have an anti-dilutive effect. Further, certain outstanding convertible subordinated notes in 1997 and 1996 have been excluded from the computation of diluted earnings per share, since they would have an anti-dilutive effect on earnings per share.

13.   RETIREMENT PLANS

     In conjunction with the acquisition of the Carbons Group on June 5, 1998, the Company acquired two defined benefit pension plans. The Company acquired a U.K. plan, which covers substantially all of the employees of Carbons and Croftshaw, and a U.S.

                        WATERLINK, INC. AND SUBSIDIARIES

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plan, which covers substantially all of the employees of Barnebey. Information pertaining to the Company's defined benefit pension plans follows (in thousands):

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at October 1, 1997                        $   --
Benefit obligations assumed in connection with acquisitions   8,449
                                                             ------
                                                              8,449
Service cost                                                    171
Interest cost                                                   195
Plan participants' contributions                                 41
Actuarial gains                                                 (53)
Benefits paid                                                   (53)
Foreign currency exchange rate changes                          251
                                                             ------
Benefit obligation at September 30, 1998                     $9,001
                                                             ======
CHANGE IN PLAN ASSETS
Plan assets at October 1, 1997                               $   --
Plan assets acquired                                          9,756
                                                             ------
                                                              9,756
Actual return on plan assets                                   (241)
Company contributions                                            55
Plan participants' contributions                                 41
Benefits paid                                                   (53)
Foreign currency exchange rate changes                          322
                                                             ------
Plan assets at September 30, 1998                            $9,880
                                                             ======
FUNDED STATUS
Plan assets in excess of benefit obligations                 $  879
Unrecognized actuarial loss                                     496
                                                             ------
Prepaid benefit cost, net                                    $1,375
                                                             ======
WEIGHTED-AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30, 1998
     Discount rate                                            7.00%
     Expected return on plan assets                           9.00%
     Rate of compensation increase                    3.50 to 4.50%

                        WATERLINK, INC. AND SUBSIDIARIES

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COMPONENTS OF NET PERIODIC PENSION COST
Service cost                                                 $  171
Interest cost                                                   195
Expected return on plan assets                                 (291)
                                                             ------
Net periodic pension cost                                    $   75
                                                             ======

     Amounts applicable to the Company's pension plan with accumulated benefit obligations in excess of plan assets are (in thousands):

Projected benefit obligation                                $3,346
Accumulated benefit obligation                               3,010
Fair value of plan assets                                    2,775

     In addition to the defined benefit plans acquired in the Carbons Group acquisition, the Company has certain other employees, all located in the United Kingdom, which currently participate in a defined benefit pension plan operated and funded by their former parent company. In accordance with the terms of the sale and purchase agreement, the Company is required to make contributions to the plan for a period not to exceed twelve months from the acquisition date, or March 1999. Upon expiration of the twelve-month period, the participants (and related plan assets and benefit obligation) will be transferred into a defined benefit pension plan funded and administered by the Company's U.K. operations. The net asset or obligation associated with this plan is not determinable at September 30, 1998.

     The Company also sponsors a defined contribution plan which covers substantially all domestic employees. Company contributions to the Plan totaled $94,000 in 1998 and $13,000 in 1997. No Company contributions were made in 1996.

14.   FINANCIAL INSTRUMENTS

     The carrying values of cash, cash equivalents, accounts receivable and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. Substantially all of the Company's long-term debt obligations, except for the convertible subordinated notes -- related parties, have variable rates and cost approximates fair value at September 30, 1998. The convertible subordinated notes -- related parties do not have a ready market and cost is assumed to approximate fair value. The aggregate carrying value of these notes is $5,921,000 at September 30, 1998, with interest rates ranging from 3.00% to 5.81% and maturity dates ranging from September 1999 to March 2001.

     During 1998, the Company entered into an interest rate swap agreement with a major commercial bank to modify the interest characteristics of its Amended Domestic Facility. The agreement involves the exchange of amounts based on a fixed rate of interest for an amount based on a LIBOR-based floating rate over the life of the agreement without an exchange of the notional amount upon which the payments are based. The agreement, which expires on December 30, 1999, fixes the Company's LIBOR-based rate at 5.25% on a notional amount of $75,000,000. The differential to be paid or received as the interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The amount payable to or receivable from its counterparty is included in other

                        WATERLINK, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements. The fair value of the swap agreement at September 30, 1998 was a loss of $388,000. The counterparty to the agreement is a major commercial bank. Management believes that any loss related to credit risk is remote.

     The Company uses a limited number of foreign exchange instruments, primarily forward contracts, to manage exposure to currency rate fluctuations primarily related to the purchases of inventory. Gains and losses incurred on foreign exchange instruments identified as hedges are deferred and recognized in income in the same period as the hedged transaction. The deferred gains or losses from hedging anticipated transactions were not material to the Company's financial condition at September 30, 1998 and 1997.

15.   GEOGRAPHIC AREA DATA

     The Company operates in a single industry, providing integrated water and wastewater treatment solutions to industry and municipalities worldwide. The Company has a strategy of acquisition and internal growth to provide integrated products, technologies and services to water users globally. Export sales represented approximately one-fifth of U.S. sales in 1998 and one-third in 1997 and 1996.

     Revenue transfers between geographic areas and other intergeographic eliminations are not material. The Company does not derive more than 10% of its total revenue from any individual customer.

                        WATERLINK, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

     Prior to 1997, the Company's operations were all domestic. Information by geographic area for the years ended September 30, 1998 and 1997 follows:

                        UNITED
                        STATES     EUROPE      CANADA     CONSOLIDATED
                        -------    -------    --------    ------------
                                        (In thousands)
1998
  Net sales             $74,719    $57,676    $  2,772      $135,167
  Operating income
     (loss) (1)             332      3,847     (16,690)      (12,511)
  Income (loss) before
     income taxes (1)     1,379      1,765     (19,180)      (16,036)
  Assets employed at
     year end           112,200     66,940       4,421       183,561
1997
  Net sales             $43,015    $20,556    $  1,128      $ 64,699
  Operating income (2)      787      1,323         135         2,245
  Income (loss) before
     income taxes (2)       431      1,162        (366)        1,227
  Assets employed at
     year end            62,489     32,317      21,054       115,860

---------------

(1) The special charges of $21,636,000 were recorded as follows: United States -- $3,335,000; Europe -- $1,017,000; Canada -- $17,284,000.

(2) The special charge of $2,630,000 is included under the United States.

                        WATERLINK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                          JUNE 30,
                                                        SEPTEMBER 30,       1999
                                                            1998         (UNAUDITED)
                                                        -------------    -----------
                                                               (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents...........................    $  3,925        $  1,611
  Accounts receivable:
     Trade, net.......................................      29,906          30,806
     Other............................................       2,757           1,800
  Inventories.........................................      22,160          20,793
  Costs in excess of billings.........................      17,195          25,466
  Refundable income taxes.............................         840              --
  Other current assets................................       3,111           3,192
                                                          --------        --------
          Total Current Assets........................      79,894          83,668
Property, plant and equipment, at cost:
  Land, buildings and improvements....................       4,095           2,852
  Machinery and equipment.............................       8,293           7,423
  Office equipment....................................       2,899           3,312
                                                          --------        --------
                                                            15,287          13,587
  Less accumulated depreciation.......................       1,557           2,490
                                                          --------        --------
                                                            13,730          11,097
Other assets:
  Goodwill, net.......................................      79,936          77,373
  Patents, net........................................       1,408           1,335
  Other assets........................................       8,593           6,714
                                                          --------        --------
                                                            89,937          85,422
                                                          --------        --------
          Total Assets................................    $183,561        $180,187
                                                          ========        ========

See notes to consolidated financial statements

                        WATERLINK, INC. AND SUBSIDIARIES

                                                                         JUNE 30,
                                                       SEPTEMBER 30,       1999
                                                           1998         (UNAUDITED)
                                                       -------------    -----------
                                                        (IN THOUSANDS EXCEPT SHARE
                                                                  DATA)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable-trade.............................    $ 15,133        $ 19,166
  Accrued expenses...................................      18,881          20,663
  Additional purchase price payable..................       1,000             500
  Billings in excess of cost.........................       3,392           2,865
  Accrued income taxes...............................       1,158             983
  Deferred income taxes..............................         164             120
  Current portion of long-term debt..................       9,429           8,444
                                                         --------        --------
          Total Current Liabilities..................      49,157          52,741
Long-term obligations:
  Long-term debt.....................................      73,639          75,444
  Convertible subordinated notes-related parties.....       4,250           3,250
  Other long-term obligations........................       1,637           1,103
                                                         --------        --------
                                                           79,526          79,797
Shareholders' equity:
  Preferred Stock, $.001 par value, 10,000,000 shares
     authorized, none issued and outstanding.........          --              --
  Common Stock, voting, $.001 par value,
     authorized -- 40,000,000 shares, issued and
     outstanding -- 12,225,604 shares at September
     30, 1998 and 12,635,861 at June 30, 1999........          12              13
  Additional paid-in capital.........................      71,973          72,966
  Accumulated other comprehensive income (loss)......         231          (4,834)
  Accumulated deficit................................     (17,338)        (20,496)
                                                         --------        --------
          Total Shareholders' Equity.................      54,878          47,649
                                                         --------        --------
          Total Liabilities and Shareholders'
             Equity..................................    $183,561        $180,187
                                                         ========        ========

See notes to consolidated financial statements

                        WATERLINK, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF OPERATIONS-UNAUDITED

                                       THREE MONTHS ENDED     NINE MONTHS ENDED
                                            JUNE 30,              JUNE 30,
                                       ------------------    -------------------
                                        1998       1999       1998        1999
                                       -------    -------    -------    --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............................  $34,937    $43,083    $94,267    $128,858
Cost of sales........................   21,387     31,229     58,597      88,707
                                       -------    -------    -------    --------
Gross Profit.........................   13,550     11,854     35,670      40,151
Selling, general and administrative
  expenses...........................   10,706     11,600     27,458      32,829
Special charges......................    1,494      2,084      1,494       2,787
Amortization.........................      570        515      1,412       1,569
                                       -------    -------    -------    --------
Operating Income (Loss)..............      780     (2,345)     5,306       2,966
Other income (expense):
  Interest expense...................   (1,018)    (1,702)    (1,737)     (5,092)
  Interest income and other
     items -- net....................      145       (147)       126        (163)
                                       -------    -------    -------    --------
Income (Loss) Before Income Taxes....      (93)    (4,194)     3,695      (2,289)
Income taxes.........................       75        367      1,631         869
                                       -------    -------    -------    --------
Net Income (Loss)....................  $  (168)   $(4,561)   $ 2,064    $ (3,158)
                                       =======    =======    =======    ========
Earnings (Loss) per Common Share:
  Basic..............................  $ (0.01)   $ (0.36)   $  0.17    $  (0.25)
  Assuming dilution..................  $ (0.01)   $ (0.36)   $  0.16    $  (0.25)
Weighted Average Common Shares
  Outstanding:
  Basic..............................   12,006     12,636     11,964      12,529
  Assuming dilution..................   12,006     12,636     12,641      12,529

See notes to consolidated financial statements.

                        WATERLINK, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS-UNAUDITED

                                                               NINE MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1999
                                                              --------    -------
                                                                (IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)...........................................  $  2,064    $(3,158)
Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
  Special charges...........................................     1,494      2,183
  Depreciation and amortization.............................     2,400      2,962
  Deferred income taxes.....................................       501        379
  Changes in working capital:
     Accounts receivable....................................     6,103       (991)
     Inventories............................................    (1,357)        40
     Costs in excess of billings............................   (10,351)    (9,128)
     Refundable income taxes................................       303        840
     Other assets...........................................    (6,355)     3,073
     Accounts payable.......................................      (973)     4,568
     Accrued expenses.......................................     1,545      2,764
     Billings in excess of cost.............................    (1,125)      (465)
     Accrued income taxes...................................     1,427       (730)
                                                              --------    -------
Net cash provided (used) by operating activities............    (4,324)     2,337
INVESTING ACTIVITIES
Purchases of equipment......................................    (1,671)    (1,470)
Proceeds from sale of building..............................        --        519
Purchases of subsidiaries, net of cash acquired.............   (52,667)    (1,902)
                                                              --------    -------
Net cash used in investing activities.......................   (54,338)    (2,853)
FINANCING ACTIVITIES
Proceeds from long-term borrowings..........................    67,176      3,106
Payments on long-term borrowings............................    (1,213)    (2,341)
Proceeds from sale of common stock..........................       456         --
                                                              --------    -------
Net cash provided by financing activities...................    66,419        765
Effect of exchange rate changes on cash.....................    (1,091)    (2,563)
                                                              --------    -------
Increase (decrease) in cash and cash equivalents............     6,666     (2,314)
Cash and cash equivalents at beginning of period............     2,482      3,925
                                                              --------    -------
Cash and cash equivalents at end of period..................  $  9,148    $ 1,611
                                                              ========    =======

See notes to consolidated financial statements.

                        WATERLINK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999

   (INFORMATION AS OF JUNE 30, 1999 AND FOR THE THREE AND NINE-MONTH PERIODS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine-month periods ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending September 30, 1999. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998.

2. INVENTORIES

     Inventories consisted of the following (thousands of dollars):

                                         SEPTEMBER 30,    JUNE 30,
                                             1998           1999
                                         -------------    --------
Raw materials and supplies.............     $11,843       $12,793
Work in process........................       3,500         3,131
Finished goods.........................       6,817         4,869
                                            -------       -------
                                            $22,160       $20,793
                                            =======       =======

3. CONTRACT BILLING STATUS

     Information with respect to the billing status of contracts in process is as follows (thousands of dollars):

                                         SEPTEMBER 30,    JUNE 30,
                                             1998           1999
                                         -------------    --------
Contract costs incurred to date........     $57,435       $63,218
Estimated profits......................      24,497        25,691
                                            -------       -------
Contract revenue earned to date........      81,932        88,909
Less billings to date..................      68,129        66,308
                                            -------       -------
Cost and estimated earnings in excess
  of billings, net.....................     $13,803       $22,601
                                            =======       =======

                        WATERLINK, INC. AND SUBSIDIARIES

     The above amounts are included in the accompanying consolidated balance sheets as follows (in thousands):

                                         SEPTEMBER 30,    JUNE 30,
                                             1998           1999
                                         -------------    --------
Costs in excess of billings............     $17,195       $25,466
Billings in excess of cost.............       3,392         2,865
                                            -------       -------
                                            $13,803       $22,601
                                            =======       =======

4. CAPITALIZATION

     During December 1998 the Company entered into an agreement with one of its existing holders of convertible subordinated notes to reduce the note principal amount from $2,000,000 to $1,000,000 in exchange for 410,257 shares of Common Stock. In addition, the maturity date of the $1,000,000 principal amount of the convertible subordinated note was extended from September 30, 1999 to October 1, 2000; the interest rate on the remaining note balance was increased from 5.81% to 6.06%; and the conversion rate was decreased from $22.25 per share to $6.75 per share.

     A progression of shareholders' equity follows (thousands of dollars):

                                                 ACCUMULATED
                                                    OTHER
                                   ADDITIONAL   COMPREHENSIVE                     TOTAL
                          COMMON    PAID-IN        INCOME       ACCUMULATED   SHAREHOLDERS'
                          STOCK     CAPITAL        (LOSS)         DEFICIT        EQUITY
                          ------   ----------   -------------   -----------   -------------
Balance at September 30,
  1998..................   $12      $71,973        $   231       $(17,338)       $54,878
Net loss................                                           (3,158)        (3,158)
Foreign currency
  translation
  adjustments...........                            (5,065)                       (5,065)
                                                                                 -------
     Comprehensive
       loss.............                                                          (8,223)
Issuance of 410,257
  shares of common stock
  in connection with the
  conversion of
  convertible
  subordinated notes....     1          999                                        1,000
Other...................                 (6)                                          (6)
                           ---      -------        -------       --------        -------
Balance at June 30,
  1999..................   $13      $72,966        $(4,834)      $(20,496)       $47,649
                           ===      =======        =======       ========        =======

     The comprehensive loss for the three months ended June 30, 1999 and 1998 was $6,654,000 and $673,000, respectively. Comprehensive income for the nine months ended June 30, 1998 was $552,000.

                        WATERLINK, INC. AND SUBSIDIARIES

5. SPECIAL CHARGES

     During the fourth quarter of fiscal 1998, the Company's Board of Directors approved the 1999 Strategic Operating Plan (the "1999 Plan"), which is designed to restructure the Company from a holding company with 23 operating companies into five integrated divisions that focus on specific market segments. The 1999 Plan, has eliminated redundant costs and is intended to improve operating efficiencies, is expected to be substantially completed by the end of fiscal 1999. The plan includes costs associated with the exiting and consolidation of certain facilities and employee termination costs. In conjunction with the 1999 Plan, the Company expected to reduce its domestic and foreign workforce by approximately 75 people and eliminate certain administrative and production-related functions no longer required. Through June 30, 1999, 114 employees have been terminated in conjunction with the 1999 Plan. Of the 114 employees terminated, 90 people have received, or are currently receiving, termination benefits in accordance with Company guidelines or local laws. Further, six facilities have been closed or relocated as of June 30, 1999, with one additional facility scheduled to relocate prior to September 30, 1999. Other costs associated with the 1999 Plan of approximately $1,700,000, which did not meet the criteria for recognition at September 30, 1998, are expected to be incurred during fiscal 1999, of which, the Company incurred $784,000 and $1,487,000 during the quarter and nine months ended June 30, 1999, respectively.

     The following table summarizes the provisions, payments and the unpaid balances associated with the 1999 Plan. The unpaid balances, or reserve, are expected to be utilized through fiscal 1999 and 2000:

                                               TERMINATION    OTHER EXIT
                                                BENEFITS        COSTS        TOTAL
                                               -----------    ----------    -------
                                                          (IN THOUSANDS)
Provision in fiscal 1998.....................    $ 1,076       $ 1,782      $ 2,858
Payments in fiscal 1998......................       (120)         (480)        (600)
                                                 -------       -------      -------
  Reserve at September 30, 1998..............        956         1,302        2,258
Provision in fiscal 1999.....................        596           891        1,487
Payments in fiscal 1999......................     (1,150)       (1,426)      (2,576)
                                                 -------       -------      -------
  Reserve at June 30, 1999...................    $   402       $   767      $ 1,169
                                                 =======       =======      =======

     In conjunction with its 1999 Plan, the Company determined that it would exit the acquired Bioclear business. During the fourth quarter of fiscal 1998, the assets of Bioclear, primarily related to its manufacturing facility located in Winnipeg, Canada, were reduced to their estimated net realizable value. Based on the status of the sales process and Waterlink's June 1999 decision regarding how to best dispose of the facility, the Company further reduced the estimated net realizable value of these remaining assets by $1,300,000 and recorded this change in accounting estimate during the quarter ended June 30, 1999.

     As a result of the reduction in estimated net realizable value of the remaining Bioclear assets, together with the termination and facility consolidation costs previously discussed, the Company has recorded special charges totaling $2,084,000 and $2,787,000 during the quarter and nine months ended June 30, 1999, respectively.

                        WATERLINK, INC. AND SUBSIDIARIES

     The Company incurred special charges of $1,494,000 during the three and nine months ended June 30, 1998 primarily attributable to contractual obligations to its former chief executive officer, who resigned in June 1998, and costs necessary to recruit executives to Waterlink.

6. EARNINGS PER SHARE

     The following table sets forth the computation of basic and assuming dilution earnings (loss) per share (in thousands, except per share data):

                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                              JUNE 30,             JUNE 30,
                                         ------------------    -----------------
                                          1998       1999       1998      1999
                                         -------    -------    ------    -------
Numerator:
       Numerator for basic and diluted
          earnings (loss) per share-net
          income (loss)................  $  (168)   $(4,561)   $2,064    $(3,158)
                                         =======    =======    ======    =======
Denominator:
     Average shares outstanding --
       basic...........................   12,006     12,636    11,964     12,529
     Effect of dilutive securities:
          Stock options and warrants...       --         --       677         --
                                         -------    -------    ------    -------
  Denominator for diluted earnings
     (loss) per share -- weighted
     average shares and assumed
     conversions.......................   12,006     12,636    12,641     12,529
                                         =======    =======    ======    =======
Earnings (loss) per common share:
          Basic........................  $ (0.01)   $ (0.36)   $ 0.17    $ (0.25)
          Assuming dilution............  $ (0.01)   $ (0.36)   $ 0.16    $ (0.25)

     For all periods presented, certain issuances of potential common stock and certain outstanding convertible subordinated notes were excluded from the computation of earnings per share, assuming dilution, since their inclusion in the computation would have an anti-dilutive effect.

7. SUBSEQUENT EVENTS

     On July 9, 1999, Waterlink entered into an amendment of its $87 million domestic credit facility. This amendment was effective on June 29, 1999 and waives until October 8, 1999 certain financial covenants that were not otherwise satisfied at June 30, 1999, assuming Waterlink realizes not less than $700,000 of operating income on a monthly basis for the remainder of fiscal 1999. As part of this amendment, $2.6 million of borrowings were made available to Waterlink as the result of third party guarantees.

     In connection with assisting in the process of improving our capital structure by providing the $2.6 million of guarantees, Waterlink granted the guarantors warrants to purchase, in the aggregate, up to 283,637 shares of Waterlink common stock at an exercise price of $.01 per share. The warrants are immediately exercisable and expire if unexercised

                        WATERLINK, INC. AND SUBSIDIARIES
in five years. Of the 283,637 warrants, 125,000 were issued at the time the guarantees were issued and the remaining 158,637 warrants will be issued upon shareholder approval. The 125,000 warrants were valued at $2.74 per warrant and the remaining 158,637 will not be valued until shareholder approval is obtained.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,300,000 SHARES

                                WATERLINK, INC.

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS

                           -------------------------

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered.

Securities and Exchange Commission Registration Fee.........  $4,926
NYSE Listing Fee............................................       *
Printing and Engraving Expenses.............................       *
Accounting Fees and Expenses................................       *
Legal Fees and Expenses.....................................       *
Blue Sky Qualification Fees and Expenses....................       *
Transfer Agent Fees and Expenses............................       *
Miscellaneous...............................................       *
                                                              ------
     Total..................................................       *
                                                              ======

---------------

* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") permits the indemnification of the directors and officers of Waterlink. Our Bylaws provide that it will indemnify the officers, directors, employees and agents of Waterlink to the extent permitted by the DGCL.

     The certificate of incorporation provides for the indemnification of directors and officers of Waterlink, and persons who serve or served at the request of Waterlink as a director, officer, employee or agent of another corporation, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties in amounts paid or to be paid in settlement) reasonably incurred with respect to any action, suit or proceeding, whether civil, criminal, administrative, or investigative, provided, however, Waterlink shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by Waterlink's board. In the event a claim for indemnification by any person has not been paid in full by Waterlink after written request has been received by Waterlink, the claimant may at any time thereafter bring suit against Waterlink to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The right to indemnification conferred in the certificate of incorporation is a contract right and shall include the right to be paid by Waterlink the expenses incurred in defending any such proceeding in advance of its final disposition. Waterlink maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of Waterlink against any such expense, liability or loss, whether or not Waterlink would have the power to indemnify such person against such expense, liability or loss under state law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years Waterlink issued and sold shares of its capital stock without registration under the Securities Act of 1933, as amended, in reliance on the exemption provided therefrom by Section 4(2) of the Secondary Act, in the transactions described below. In each transaction, Waterlink did not engage any underwriter, broker or placement agent. In connection with each such transaction, Waterlink obtained appropriate investment representations supporting its reliance on such exemption from registration. In such transactions (other than in connection with the Water Equipment Technologies, Inc. acquisition), Waterlink obtained representations from the investors that each was an "accredited investor," as defined in Regulation D under the Act. In such transactions, appropriate disclosure was provided to each investor to support Waterlink's reliance on the exemption from registration provided by
Section 4(2) of the Act.

     On September 30, 1996, Waterlink issued 499,996 shares of common stock in connection with its acquisition of all of the issued and outstanding capital stock of Water Equipment Technologies, Inc. The shares of common stock were issued to 11 shareholders of Water Equipment upon the merger of Water Equipment with and into a wholly-owned subsidiary of Waterlink. The total dollar value of the 499,996 shares of common stock issued to the shareholders of Water Equipment in the merger was $2,124,983. On February 28, 1997, the Company issued 111,788 additional shares of common stock to the shareholders of Water Equipment in payment of an adjustment to the purchase price paid by Waterlink for the issued and outstanding shares of Water Equipment. The total dollar value of the 111,788 shares of common stock issued to the shareholders of Water Equipment as purchase price adjustment was $475,099 (or $4.25 per share).

     On October 15, 1996, Waterlink issued 100,000 shares of common stock to Lawrence M. Schmid on his conversion of a convertible subordinated promissory note in the principal amount of $400,000 at a conversion price of $4.00 per share of common stock. The note was issued to Schmid as part of the purchase price for Waterlink's acquisition of certain patents and related know-how owned by Schmid and acquired by Waterlink as part of its acquisition of all of the business, assets and goodwill of Aero-Mod Incorporated and Resi-Tech Inc.

     On January 6, 1997, Waterlink issued 500,000 shares of common stock to Mark
E. Neville (350,000 shares) and Frederick J. Siino (150,000 shares) on their conversion of a convertible subordinated promissory note in the principal amount of $2,000,000 at a conversion price of $4.00 per share of common stock. The note was issued to Mass Transfer Systems, Inc. as part of the purchase price for Waterlink's acquisition of all of the business assets and goodwill of Mass Transfer. The note was distributed to Messrs. Neville and Siino, the sole shareholders of Mass Transfer, following completion of the acquisition.

     On February 19, 1997, Waterlink issued 25,000 shares of common stock to Wheat First Securities, Inc., a Custodian for L. Dean Hertert, IRA. Mr. Hertert was a vice president of Waterlink. Mr. Hertert paid $106,250 for these shares.

     On February 19, 1997, Waterlink granted Bank of America a warrant to purchase 225,000 shares of common stock at a purchase price of $4.50 per share. The warrant was issued as additional consideration for the provision of Waterlink's credit facility with Bank of America. The warrant expires on February 19, 2002.

     On March 12, 1997, in connection with its potential issuance of subordinated notes in the principal amount of up to $10,000,000, Waterlink issued to the potential purchasers (Brantley Capital Corporation, IPP95, L.P., River Cities Capital Fund Limited Partnership, National City Capital Corporation and Environmental Opportunities Management Co., LLC) of the notes warrants to purchase 125,000 shares of common stock. Each warrant entitles the holder to purchase one share of common stock at an initial purchase price per share of $4.50, as adjusted on the occurrence of certain events. On January 9, 1998, IPP95, L.P. purchased 18,233 shares of common stock pursuant to its exercise of its warrants, for which it delivered 6,767 warrants valued at $82,048.50 (or $12.125 per share, representing the excess of $16.625 per share (the closing price of common stock on the New York Stock Exchange on January 8, 1998) over $4.50 per share (the initial purchase price for the warrants). On February 24, 1998, National City Capital Corporation purchased 27,233 shares of common stock pursuant to its exercise of its warrants, for which it delivered 10,267 warrants valued at $122,548.50 (or $11.9375 per share, representing the excess of $16.4375 per share (the closing price of common stock on the New York Stock Exchange on February 23, 1998) over $4.50 per share (the initial purchase price for the warrants). As of April 15, 1999, as a result of an exchange of $1,000,000 of convertible subordinated notes for 410,257 shares of common stock, Waterlink and the holders of the outstanding warrants agreed that in lieu of any adjustment of the purchase price, additional warrants to purchase an aggregate of 65,000 warrants with an exercise price of $3.75 were issued to the holders, pro rata. All other terms of these warrants were governed by the original warrant agreement.

     On March 14, 1997, Waterlink issued 50,000 shares of common stock to Michael J. Vantusko. Mr. Vantusko is chief financial officer of Waterlink. Mr. Vantusko paid $212,500 (or $4.25 per share) for these shares.

     On April 3, 1997, Waterlink issued 25,000 shares of common stock to Rollin
S. Reiter. Mr. Reiter is a director of Waterlink. Mr. Reiter paid $106,250 (or $4.25 per share) for these shares.

     On April 11, 1997, Waterlink issued 10,000 shares of common stock to Dr. Paul N. Sutton. Dr. Sutton is a director of Waterlink. Dr. Sutton paid $42,500 (or $4.25 per share) for these shares.

     On April 14, 1997, Waterlink issued 5,000 shares of common stock to Mr. John R. Miller. Mr. Miller is a director of Waterlink. Mr. Miller paid $21,250 (or $4.25 per share) for these shares.

     On June 27, 1997, Waterlink issued 328,947 shares of common stock to the four shareholders of Bioclear (David Romanow, Joe Romanow, Brian Topnik and Robert Jenkyns) as part of the purchase price for Waterlink's acquisition of all of the capital stock of Bioclear. The shares represented $5,000,000 (Canadian), valued at the initial public offering price of Waterlink's common stock is $11.00 per share.

     On September 12, 1997, Waterlink issued convertible promissory notes in the aggregate original principal amount of SEK 12,980,000 Swedish Kronor (approximately US $1,671,000) to the shareholders of MEVA (Krister Lundberg, Soren Andersson and Per Mellegard) as part of the purchase price for the Company's acquisition of all the capital stock of MEVA. The principal amount of the promissory notes is payable on September 12, 1999, with interest accruing at the rate of three percent per annum, payable quarterly. The promissory notes are convertible by their holders, at any time, into shares of common stock at an conversion price of $21.38 per share.

     On September 30, 1997, Waterlink issued 41,095 shares of common stock to a shareholder of Hycor (Philip A. Thompson) as part of the purchase price for Waterlink's acquisition of all of the capital stock of Hycor. The shares represented $750,000, valued at $18.25, the closing price of the common stock on the New York Stock Exchange on September 29, 1997, the day immediately preceding the acquisition. Waterlink also issued a promissory note in the aggregate original principal amount of $2,250,000 to Philip A. Thompson as part of the purchase price for such acquisition. The principal amount of the promissory note is payable on September 30, 1999, with interest accruing at the rate of 5.81% per annum, payable quarterly. The promissory note is convertible by its holder, at any time, into shares of common stock at an conversion price of $22.25 per share.

     On February 19, 1998, Waterlink issued 928 shares of common stock to the former shareholders of Waterlink Technologies in payment of an adjustment to the purchase price paid by Waterlink for the issued and outstanding shares of Waterlink Technologies. The total dollar value of the 928 shares of common stock issued to the former shareholders of Waterlink Technologies as purchase price adjustment was $15,660 (or $16.88 per share).

     On March 2, 1998, Waterlink issued promissory notes in the aggregate principal amount of $2,250,000 to the six former shareholders of Chemitreat Services, Inc., d.b.a. C'treat Offshore Watermakers, as part of the purchase price for Waterlink's acquisition of all of the capital stock of Chemitreat Services. The principal amount of the promissory notes are payable on March 2, 2001, with interest payable on a quarterly basis at 5.54% per annum. The promissory notes are convertible by the holders, at any time, into shares of common stock. The conversion price initially was $19.5328 per share and was adjusted to $15.6263 on June 17, 1998 in accordance with the terms of the notes that required an adjustment to the conversion price since the fair value of Waterlink common stock decreased by more than 20% from March 2, 1998 to June 1, 1998.

     On November 23, 1998, Waterlink issued 410,257 shares of common stock to Philip A. Thompson as payment of $1,000,000 principal amount of the promissory note issued on September 30, 1997. In addition, the original promissory note was amended for the remaining principal amount of $1,000,000, which is payable on October 1, 2000. Interest will accrue at the rate of 6.06% per annum, payable quarterly. The promissory note is convertible by its holder, at any time, into shares of common stock at a conversion price of $6.75 per share.

     On July 9, 1999, Waterlink granted Brantley Venture Partners III, L.P., Theodore F. Savastano, T. Scott King and Michael J. Vantusko warrants to purchase 250,909, 16,364, 10,909 and 5,455, respectively, shares of common stock at a purchase price of $0.01 per share. The warrants were issued in connection with assisting in the process of improving our capital structure by guaranteeing up to $2.6 million of indebtedness under the bank credit agreement. The warrant expires on July 9, 2004.

     As of the date of this registration statement, Waterlink has granted options to acquire an aggregate 1,525,300 shares of the Common Stock pursuant to its 1995 Stock Option Plan. In addition, Waterlink issued 465,000 shares of the common stock to 17 employees of Waterlink upon the exercise of stock options granted to them under the 1995 Stock Option Plan: (i) On March 1, 1996, Nancy A. Hamerly, the former chief financial officer of Waterlink, purchased 5,000 shares of the common stock for an aggregate purchase price of $500 (or $.10 per share), (ii) on June 1, 1996 Chet S. Ross purchased 45,000 shares of the common stock for an aggregate purchase price of $4,500 (or $.10 per share), (iii) on January 3, 1997, Nancy A. Hamerly purchased 15,000 shares of the common stock for an aggregate purchase price of $1,500 (or $.10 per share), (iv) on March 10, 1997 Donald A. Weidig purchased 2,500 shares of common stock for an aggregate purchase price of $250 (or $.10 per share), (v) on March 31, 1997, Nancy A. Hamerly purchased 10,000 shares of the common stock for an aggregate purchase price of $40,000 ($4.00 per share), (vi) on June 1, 1997, Chet S. Ross purchased 45,000 shares of common stock for an aggregate purchase price of $4,500 (or $.10 per share), (vii) on July 8, 1997, Chet S. Ross purchased 90,000 shares of common stock for an aggregate purchase price of $9,000 (or $.10 per share), (viii) during fiscal 1997, several non-officer employees purchased in the aggregate 22,000 shares of common stock for an aggregate purchase price of $28,500 (or $1.30 per share), (ix) during fiscal 1998, several non-officer employees purchased, in the aggregate, 10,500 shares of common stock for an aggregate purchase price of $32,000 (or $3.05 per share) and (x) during fiscal 1998, Chet S. Ross purchased, in the aggregate, 220,000 shares of common stock for an aggregate purchase price of $880,000 (or $4.00 per share).

EXHIBIT
  NO.                        EXHIBIT DESCRIPTION
-------                      -------------------
  *3.1   Form of Fifth Amended and Restated Certificate of
         Incorporation of the Company (filed as an exhibit to the
         Company's Quarterly Report on Form 10-Q for the quarterly
         period ended June 30, 1997, File No. 1-13041)
  *3.2   Form of Amended and Restated By-Laws of the Company (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997, File No.
         1-13041)
  *4.1   Form of Rights Agreement, dated as of May 23, 1997, between the Company and American Stock Transfer & Trust Company
         (filed as an exhibit to the Company's Quarterly Report on
         Form 10-Q for the quarterly period ended June 30, 1997, File
         No. 1-13041)
  *4.2   Amended and Restated Registration Rights Agreement, dated as of March 6, 1997, by and among the Company, Brantley Venture
         Partners III, L.P., Theodore F. Savastano, River Cities
         Capital Fund limited Partnership, IPP95, L.P., Environmental
         Opportunities Fund, L.P., Environmental Opportunities Fund
         (Cayman), L.P., Brantley Capital Corporation and National
         City Capital Corporation (filed as an exhibit to the
         Company's Registration Statement on Form S-1, filed April
         16, 1997, Registration No. 333-25249).
  *4.3   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Mass Transfer Systems, Inc (filed as an exhibit to the Company's Registration Statement on Form
         S-1, filed April 16, 1997, Registration No. 333-25249)
  *4.4   Registration Rights Agreement, dated as of April 26, 1996, between the Company and Lawrence A. Schmid (filed as an
         exhibit to the Company's Registration Statement on Form S-1, filed April 16, 1997, Registration No. 333-25249)
  *4.5   Registration Rights Agreement dated as of September 30,
         1996, between the Company, Lawrence Stenger, Theresa
         Stenger, Ronald Jaworski, Christine Jaworski, John Stenger,
         Dawn P. Stenger, Scott Stenger, Kristie D. Stenger, Jorg
         Menningman, Michael Mudrick, Robert Young and Gary Prae
         (filed as an exhibit to the Company's Registration Statement on Form S-1, filed April 16, 1997, Registration No.
         333-25249).

EXHIBIT
  NO.                        EXHIBIT DESCRIPTION
-------                      -------------------
 *10.1   Employment Agreement, dated May 23, 1997, between the
         Company and Chet S. Ross (filed as an exhibit to the
         Company's Amendment No. 1 to Registration Statement on Form
         S-1, filed May 23, 1997, Registration No. 333-25249).
 *10.2   Employment Agreement, dated May 23, 1997, between the
         Company and Theodore F. Savastano (filed as an exhibit to
         the Company's Amendment No. 1 to Registration Statement on
         Form S-1, filed May 23, 1997, Registration No. 333-25249).
 *10.3   Employment Agreement, dated May 23, 1997, between the
         Company and Michael J. Vantusko (filed as an exhibit to the
         Company's Amendment No. 1 to Registration Statement on Form
         S-1, filed May 23, 1997, Registration No. 333-25249).
 *10.4   Employment Agreement, dated May 23, 1997, between the
         Company and L. Dean Hertert, Jr. (filed as an exhibit to the
         Company's Amendment No. 1 to Registration Statement on Form
         S-1, filed May 23, 1997, Registration No. 333-25249).
 *10.5   Employment Agreement, dated July 1, 1987, between Nordic
         Water Products AB and Dr. Hans F. Larsson (filed as an
         exhibit to the Company's Amendment No. 1 to Registration
         Statement on Form S-1, filed May 23, 1997, Registration No.
         333-25249).
 *10.6   Credit Agreement, dated as of February 19, 1997 among the
         Company, Bank of America Illinois, as agent, and the other financial institutions party thereto (filed as an exhibit to the Company's Registration Statement on Form S-1, filed
         April 16, 1997, Registration No. 333-25249)
 *10.7   Brantley Guaranty, dated as of February 19, 1997, by
         Brantley Venture Partners, III, L.P. in favor of Bank of
         America Illinois, as agent, on behalf of the other financial institutions party to the Credit Agreement, dated as of
         February 19, 1997 (filed as an exhibit to the Company's
         Registration Statement on Form S-1, filed April 16, 1997,
         Registration No. 333-25249).
 *10.8   Credit Agreement, dated as of June 27, 1997, among the
         Company, Bank of America National Trust & Savings
         Association (successor by merger to Bank of America
         Illinois), as agent, and for other financial institutions
         party thereto (filed as an exhibit to the Company's
         Quarterly Report on Form 10-Q for the quarterly period ended
         June 30, 1997, File No. 1-13041)
 *10.9   Credit Agreement, dated as of March 4, 1997, among
         Gigantissimo 2061 AB (to be known as Waterlink (Sweden) AB), the Company, as guarantor, and Bank of America National
         Trust & Savings Association, London Branch (filed as an
         exhibit to the Company's Registration Statement on Form S-1, filed April 16, 1997, Registration No. 333-25249).
 *10.10  First Amendment, dated as of June 27, 1997, to Credit
         Agreement, dated March 4, 1997, among Waterlink (Sweden) AB, the Company, as guarantor, and Bank of America National
         Trust & Savings Association, London Branch (filed as an
         exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997, File No. 1-13041)
 *10.11  Credit Agreement, dated as of March 4, 1997, among Provista
         Einhundertsechsundfunfzigste Verwaltungsgesellschaft mbH (to
         be known as Waterlink (Germany) GmbH), Waterlink, Inc., as guarantor, and Bank of America National Trust & Savings
         Association, Frankfurt Branch (filed as an exhibit to the
         Company's Registration Statement on Form S-1, filed April
         16, 1997, Registration No. 333-25249).

EXHIBIT
  NO.                        EXHIBIT DESCRIPTION
-------                      -------------------
 *10.12  First Amendment, dated as of June 27, 1997, to Credit
         Agreement, dated March 4, 1997, among Waterlink (Germany)
         GmbH, the Company, as guarantor, and Bank of America
         National Trust & Savings Association, Frankfurt Branch
         (filed as an exhibit to the Company's Quarterly Report on
         Form 10-Q for the quarterly period ended June 30, 1997, File
         No. 1-13041)
 *10.13  Common Stock Warrant Agreement, dated as of February 19,
         1997, between the Company and Bank of America Illinois
         (filed as an exhibit to the Company's Registration Statement on Form S-1, filed April 16, 1997, Registration No.
         333-25249).
 *10.14  The Company's 1995 Stock Option Plan (filed as an exhibit to the Company's Registration Statement on Form S-1, filed
         April 16, 1997, Registration No. 333-25249).
 *10.15  Subordinated Note Purchase Agreement and Credit Facility,
         dated as of March 6, 1997, among the Company, Brantley
         Venture Partners III, L.P. and the purchasers named therein, along with the Form of Subordinated Note due 2002 attached thereto as Exhibit A (filed as an exhibit to the Company's
         Registration Statement on Form S-1, filed April 16, 1997,
         Registration No. 333-25249).
 *10.16  Warrant Agreement, dated as of March 6, 1997, among the
         Company and each of the purchasers named therein, along with the Form of Warrant to Purchase Common Stock, attached
         thereto as Exhibit A (filed as an exhibit to the Company's
         Registration Statement on Form S-1, filed April 16, 1997,
         Registration No. 333-25249).
 *10.17  The Company's 1997 Omnibus Incentive Plan (filed as an exhibit to the Company's Amendment No. 1 to Registration
         Statement on Form S-1, filed May 23, 1997, Registration No.
         333-25249).
 *10.18  Asset Purchase Agreement, dated January 31, 1996, among the
         Company, Waterlink Acquisition Corporation, Mass Transfer
         Systems, Inc., Mark E. Neville and Frederick J. Siino (filed as an exhibit to the Company's Registration Statement on
         Form S-1, filed April 16, 1997, Registration No. 333-25249).
 *10.19  Asset Purchase Agreement, dated April 26, 1996, among the
         Company, A-M Acquisitions Corp., Aero-Mod Incorporated,
         Resi-Tech, Inc. and Lawrence A. Schmid (filed as an exhibit to the Company's Registration Statement on Form S-1, filed
         April 16, 1997, Registration No. 333-25249).
 *10.20  Asset Purchase Agreement, dated April 26, 1996, among the
         Company, B-W Acquisition Corp., Blue Water Services, Inc.
         and Lawrence A. Schmid (filed as an exhibit to the Company's
         Registration Statement on Form S-1, filed April 16, 1997,
         Registration No. 333-25249).
 *10.21  Agreement and Plan of Merger, dated September 27, 1996, by and among the Company, Wet Acquisition Corp. and Water
         Equipment Technologies, Inc. and the shareholders of Water
         Equipment Technologies, Inc (filed as an exhibit to the
         Company's Registration Statement on Form S-1, filed April
         16, 1997, Registration No. 333-25249).
 *10.22  Share Purchase Agreement, dated March 4, 1997, among
         Waterlink (Sweden) AB, Waterlink (Germany) GmbH, Awpe
         Svenska AB and Anglian Water Holding GmbH (filed as an
         exhibit to the Company's Registration Statement on Form S-1, filed April 16, 1997, Registration No. 333-25249).

EXHIBIT
  NO.                        EXHIBIT DESCRIPTION
-------                      -------------------
 *10.23  Purchase and Sale Agreement, dated March 14, 1995, among
         Santech, Inc. (as assignee from the Company pursuant to an
         Assignment of Purchase and Sale Agreement dated March 28,
         1995) and Sanborn, Inc (filed as an exhibit to the Company's
         Registration Statement on Form S-1, filed April 16, 1997,
         Registration No. 333-25249).
 *10.24  Asset Purchase Agreement, dated August 28, 1995, among Great
         Lakes Environmental, Inc., a Delaware corporation (as
         assignee from the Company pursuant to an Assignment dated
         August 31, 1995), Great Lakes Environmental, Inc., an
         Illinois corporation, Lawrence Field and David Field (filed as an exhibit to the Company's Registration Statement on
         Form S-1, filed April 16, 1997, Registration No. 333-25249).
 *10.25  The Company's Employee Stock Purchase Plan (filed as an exhibit to the Company's Registration Statement on Form S-1, filed April 16, 1997, Registration No. 333-25249)
 *10.26  First Amendment, dated as of June 23, 1997, to the Company's
         Employee Stock Purchase Plan (filed as an exhibit to the
         Company's Quarterly Report on Form 10-Q for the quarterly
         period ended June 30, 1997, File No. 1-13041)
 *10.27  The Company's 1997 Non-Employee Director Stock Option Plan.
 *10.28  Stock Purchase Agreement among Waterlink (Sweden) AB,
         Waterlink, Inc. and the shareholders of Mellegard V.A.
         Maskiner AB dated September 12, 1997 (filed as an exhibit to the Company's Current Report on Form 8-K, filed September
         26, 1997, File No. 1-13041).
 *10.29  Stock Purchase Agreement dated September 30, 1997 among
         Waterlink, Inc., Philip A. Thompson and the Hycor
         Corporation Employee Stock Ownership Trust (filed as an
         exhibit to the Company's Current Report on Form 8-K, filed
         October 14, 1997, File No. 1-13041).
 *10.30  Stock Purchase Agreement between Waterlink, Inc., and David
         Romanow, Joe Romanow, Brian Topnik and Robert Jenkyns dated as of April 15, 1997 (filed as an exhibit to the Company's
         Current Report on Form 8-K, filed July 9, 1997, File No.
         1-13041).
 *10.31  Stock Purchase Agreement between Great Lakes Environmental,
         Inc. and David M. Rice dated as of April 14, 1997 (filed as an exhibit to the Company's Amendment No. 1 to Registration
         Statement on Form S-1, filed May 23, 1997, Registration No.
         333-25249).
 *10.32  Letter Agreement among Waterlink, Inc., Bioclear Technology,
         Inc. and Royal Bank of Canada dated September 24, 1997
         (filed as an exhibit to the Company's Annual Report on Form
         10-K for the fiscal year ended September 30, 1997, File No.
         1-13041).
 *10.33  Stock Purchase Agreement between Waterlink, Inc., and
         Anglian Water Services Limited dated as of March 25, 1998
         (filed as an exhibit to the Company's Current Report on Form
         8-K, filed April 9, 1998, File No. 1-13041).
 *10.34  Stock Purchase Agreement between Waterlink, Inc., and
         Sutcliffe Speakman PLC dated as of June 5, 1998 (filed as an exhibit to the Company's Current Report on Form 8-K, filed
         June 19, 1998, File No. 1-13041).

EXHIBIT
  NO.                        EXHIBIT DESCRIPTION
-------                      -------------------
 *10.35  Amended and Restated Credit Agreement, dated as of June 27,
         1997 and amended and restated as of May 19, 1998, among
         Waterlink, Inc. and Bank of America National Trust and
         Savings Association, as agent, Letter of Credit Issuing
         Bank, and Swing Line Bank, and the other financial
         institutions party hereto (filed as an exhibit to the
         Company's Current Report on Form 8-K, filed June 19, 1998,
         File No. 1-13041).
 *10.36  Agreement, dated June 5, 1998, between the Company and Chet
         S. Ross (filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998,
         File No. 1-13041).
 *10.37  Executive Employment Agreement, dated June 8, 1998, between the Company and T. Scott King (filed as an exhibit to the
         Company's Annual Report on Form 10-K for the fiscal year
         ended September 30, 1998, File No. 1-13041).
 *10.38  Third Amendment, dated as of September 29, 1998, to Amended and Restated Credit Agreement, dated as of May 19, 1998,
         among Waterlink, Inc. and Bank of America National Trust and
         Savings Association, as agent, and the other financial
         institutions party thereto (filed as an exhibit to the
         Company's Annual Report on Form 10-K for the fiscal year
         ended September 30, 1998, File No. 1-13041).
  10.39  Fourth Amendment, dated as of February 25, 1999, to Amended and Restated Credit Agreement, dated as of May 19, 1998,
         among Waterlink, Inc. and Bank of America National Trust and
         Savings Association, as agent, and the other financial
         institutions party thereto.
  10.40  Fifth Amendment, dated as of June 29, 1999, to Amended and
         Restated Credit Agreement, dated as of May 19, 1998, among
         Waterlink, Inc. and Bank of America National Trust and
         Savings Association, as agent, and the other financial
         institutions party thereto.
  10.41  Agreement dated as of April 15, 1999, among Waterlink, Inc.
         and each of the current holders of warrants issued pursuant to that certain Warrant Agreement dated as of March 6, 1997.
**10.42  Warrant Agreement dated as of July 9, 1999 among Waterlink and each of the Warrantholders party thereto.
  21.1   List of Subsidiaries of the Company.
  23.1   Consent of Ernst & Young LLP.
 *27.1   Financial Data Schedule as of and for the nine months ended
         June 30, 1999 (filed as an exhibit to Waterlink's Quarterly
         Report on Form 10-Q for the quarterly period ended June 30,
         1999, filed August 11, 1999, File No. 1-13041).

-------------------------

*  Incorporated herein by reference as indicated.

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CANTON, STATE OF OHIO, ON THE 10TH DAY OF AUGUST, 1999.

                                          WATERLINK, INC.

                                          By: /s/ T. SCOTT KING
                                            ------------------------------------
                                              Name: T. Scott King
                                              Title: President and Chief
                                              Executive Officer

     Know all men by these presents, that each of the individuals whose signature appears below constitutes and appoints T. Scott King and Michael J. Vantusko, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent, or his substitute may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

                     SIGNATURE                                    TITLE                    DATE
                     ---------                                    -----                    ----

             /s/ THEODORE F. SAVASTANO               Director and Chairman of the     August 10, 1999
---------------------------------------------------    Board
               Theodore F. Savastano

                 /s/ T. SCOTT KING                   Director, President and Chief    August 10, 1999
---------------------------------------------------    Executive Officer
                   T. Scott King

              /s/ MICHAEL J. VANTUSKO                Chief Financial Officer (and     August 10, 1999
---------------------------------------------------    principal accounting officer)
                Michael J. Vantusko

                /s/ JOHN R. MILLER                   Director                         August 10, 1999
---------------------------------------------------
                  John R. Miller

               /s/ ROBERT P. PINKAS                  Director                         August 10, 1999
---------------------------------------------------
                 Robert P. Pinkas

                     SIGNATURE                                    TITLE                    DATE
                     ---------                                    -----                    ----
               /s/ ROLLIN S. REITER                  Director                         August 10, 1999
---------------------------------------------------
                 Rollin S. Reiter

              /s/ DR. PAUL M. SUTTON                 Director                         August 10, 1999
---------------------------------------------------
                Dr. Paul M. Sutton